JEFFERSON PILOT
FINANCIAL

Helping you write the story of your life.℠

Allegiance®
Variable Annuity

Ensemble®
Variable Universal Life Insurance

Annual Report




DECLARATION OF INDEPENDENCE





Jefferson Pilot Variable Fund, Inc.

Fidelity Variable Insurance Products Series Fund

Fidelity Variable Insurance Products Series Fund II

MFS Variable Insurance Trust

Oppenheimer Variable Account Funds

Templeton Variable Products Series Fund

December 31, 1999

3-5653

2/00 Rev

FROM THE PRESIDENT



Dear Policyholder:

As owner of a variable life insurance or annuity contract issued by one of the Jefferson Pilot Financial Companies, I am again pleased to report to you some of the more significant developments which occurred in 1999.

Assets under management of the Jefferson Pilot Variable Fund grew by 54% during the year, crossing the $1billion mark on December 31st...a significant milestone of which we are very proud. The increase was primarily due to the continued strong performance of domestic and international equity markets, another record sales year for our products in total and a very favorable reception to our newest variable life insurance product, Ensemble®SL. With our product portfolio, underwriting capabilities and financial strength, JPF is well-positioned to continue as a leader in the variable products industry.

Last year brought success in the equities markets, both at home and abroad. The S&P 500 Index of domestic large company stocks advanced 21%. This is the first time since 1926 that the index has posted 5 consecutive years of double-digit gains. Small Cap stocks came to life in the fourth quarter of the year and the Russell 2000 Index finished with a gain of 21.3%. Finally, the Morgan Stanley (MSCI) EAFE Index of stocks in Europe and the Pacific Rim moved ahead 25.3%.

Domestically, market advances were generally narrow, driven by strong investor demand for stocks in the technology sector. A look at components of the S&P 500 Index is illustrative. The 68 technology stocks in the index had a composite gain of more than 74%. The remaining 432 non-tech stocks produced a gain of only 4%. While this evidence may compel some investors to increase their exposure to technology stocks, it is important to remember that these stocks can be very volatile. Investors should be confident that their overall asset allocations are appropriate for their stage in life and their tolerance for risk.

We are once again pleased, as we hope you are, with the performance of the Fund's divisions. Two portfolios, Emerging Growth and Growth, sub-advised by MFS and Strong respectively, produced annual returns in excess of 75%. The Capital Growth Portfolio (sub-advised by Janus) increased 44.7% for the year, marking the second year in a row that it has surpassed the S&P 500 Index. Overseas, the International Equity Portfolio had another strong year with a return of 32.5%, 700 basis points better than the MSCI EAFE Index. I would also like to point out that MFS delivered a return of 4.8% on the High Yield Bond Portfolio, beating the Lehman Brothers High Yield Index by 2.4 percentage points.

FROM THE PRESIDENT

In summary, it was another exceptional year for the Jefferson Pilot Variable Fund. As always, we appreciate your continuing support of our Ensemble® Variable Universal Life policies and Allegiance® and Alpha Variable Annuities.

Sincerely,



Ronald R. Angarella
President, Jefferson Pilot Variable Fund, Inc.

The Jefferson Pilot Variable Fund investment options offered to policyholders will vary based on the variable insurance or variable annuity contract purchased. Please consult your product prospectus for a full listing of available investment options.

INDEX

[This page intentionally left blank]

INTERNATIONAL EQUITY PORTFOLIO

"We remain optimistic on the medium term outlook for equities outside the US given the favourable growth outlook and benign inflationary environment."

—Ronald Armist, Portfolio Manager—

IN THIS SECTION

INCEPTION DATE

January 1, 1998

FUND MANAGER

Lombard Odier International Portfolio Management Limited

INVESTMENT OBJECTIVE AND STRATEGY

To realize long-term capital appreciation by investing substantially all of its total assets in equity securities of companies from countries outside of the United States.

NET ASSETS AS OF 12/31/99

$35,640,381

NUMBER OF HOLDINGS

67

PORTFOLIO TURNOVER

71.98%

RONALD ARMIST
Managing Director
Chief Investment Officer, Equities

- Joined Lombard in 1983
- 19 years of investment experience
- B.B.S. from University of Cape Town
- Chartered Accountant

INTERNATIONAL EQUITY PORTFOLIO


Common Stock-91.00%
Preferred Stock-5.46%
Cash-3.54%

TOP TEN EQUITIES	PERCENT OF PORTFOLIO‡
Sony Corp.	3.64%
Nokia Oyj	3.51%
BP Amoco, PLC	3.22%
Nippon Telegraph & Telephone Corp.	3.16%
Toyota Motor Corp.	2.98%
Shell Transport & Trading Co.	2.31%
SAP, AG	2.19%
Telefonaktiebolaget LM Ericsson	2.14%
Total Fina, SA	2.10%
JAFCO Company, Ltd.	2.00%

TOP TEN COUNTRIES	PERCENT OF PORTFOLIO‡
Japan	31.26%
United Kingdom	17.97%
Germany	7.42%
France	6.09%
Sweden	5.46%
Netherlands	4.72%
Finland	3.51%
Switzerland	3.36%
Brazil	3.27%
Italy	2.97%

‡Represents market value of investments plus cash.

Foreign securities are subject to higher risks than domestic issues including currency fluctuations, political instability and differences in accounting methods.

The JPVF International Equity Portfolio rose 18.9% during the fourth quarter (net of fees), outperforming both the S&P Composite and the MSCI EAFE (Europe, Australasia & Far East) Index.

Our positive scenario for global equity markets driven by an improving growth environment proved correct, albeit rather more quickly and with much greater vigour than we had initially expected. Our tentative projections for a Millennium rally came one quarter early, driven by strong outperformance from an increasingly narrow focus on growth stocks in the newly christened TMT sector: technology, media and telecommunications.

We remain broadly positive on the outlook for equities in 2000. Global growth will continue to exceed expectations, both top-down and bottom-up. This is particularly true of Japan, where consumption and private sector capex have yet to play any meaningful role. The re-synchronisation scenario remains valid as the rest of the world finally starts to close the gap on a still rampant US economy.

Inflation anxieties are largely misplaced. There is little evidence of a wholesale build-up of inflationary pressures in any market (including the US). Whilst rates are unquestionably on a rising trend, we believe the scope for positive news in the second half of the year is much greater than is currently being discounted by the performance of bond markets. We therefore expect rates to peak at a much lower level this cycle. This implies a strong background for growth stocks into the second half.

Despite our positive scenario, the risk profile in for some equity markets has increased over the shorter term. Specifically, almost all equity markets demonstrated an alarming lack of breadth during the fourth quarter rally. An increasingly narrow focus on telecommunications and internet related shares has resulted in a handful of companies driving index performance in all major markets. This increases the risk of market instability and raises the spectre of rotation back into laggard value plays.

We remain cautious on the relative outlook for US equities this year. EAFE markets have outperformed the US since the Fed began raising rates last June. We expect this to continue, at least until firm evidence of a slowdown in US growth begins to appear. US valuations are comparatively undemanding on an

INTERNATIONAL EQUITY PORTFOLIO

earnings basis, but the implied growth expectations are very optimistic and leave almost no scope for disappointments. Equity valuations relative to bonds are stretched as never before. This continues to imply downside risks. Markets have pretty much discounted a 50bp rate hike in Q1, but given the extraordinary resilience of US GDP (+5.7% annualised in Q3 '99), this will not prove sufficient to slow the economy or soothe Mr.Greenspan's fevered brow.

Growth momentum remains favourable in Continental Europe. The weakness of the Euro has significantly enhanced the competitive position of leading European exporters and is now supporting growth in export orders and manufacturing output. We expect the Euro to replace the yen as the strongest global currency for 2000. Consumer and business sentiment is picking up. Corporate restructuring and buoyant M&A will lend additional support. The ECB remains in tightening mode, which may add to instability in the first quarter, but the outlook for inflation is favourable and thus offers significant surprise potential on the trend in rates. We remain overweight European equities.

Prospects for UK equities remain dogged by the unfavourable interest rate environment. Despite accumulating evidence of price destruction on the "High Street", the continued strength of house prices will keep the Bank of England in hawkish mode. The increasing disparity between UK and European short rates and the strength of sterling have also reduced the scope for Euro convergence. We remain unconvinced by the inflation bears and continue to expect better news on the outlook for rates in the second half. However, an interventionist Bank of England dictates our cautious stance UK equities, over the shorter term.

Disappointing Q3 numbers in Japan have given more ammunition to the bears who remain sceptical of Japan's capacity to achieve self-sustaining economic growth without the narcotic of continuous public sector stimulus. Growth stocks have outperformed in consequence, following global trends in TMT. It is too early to write off Japan's recovery. We continue to believe that headline numbers will surprise on the upside this year as private sector capital expenditures and personal consumption growth begins to accelerate. Corporate restructuring also remains a key support. The Bank of Japan is gearing up to monetise debt. This offers perhaps the biggest positive surprise for equities this year. We remain overweight Japan.

The economies of the Pacific Rim have finally confirmed their recovery from the crisis of 1997 with exceptionally strong Q3 GDP numbers. Strong headline growth and aggressive corporate restructuring will continue to power earnings recovery. China's final accession to the WTO should provide an additional longer-term incentive for "Greater China". The emerging markets

INTERNATIONAL EQUITY PORTFOLIO

International Equity Portfolio and the MSCI EAFE Index
Comparison of Change in Value of $10,000 Investment.


17,000
16,000
15,000
14,000
13,000
12,000
11,000
10,000
9,000
12/97
3/98
6/98
9/98
12/98
3/99
6/99
9/99
12/99
$16,124
$14,810
International Equity Portfolio
MSCI EAFE Index

AVERAGE ANNUAL TOTAL RETURNS

	INTERNATIONAL EQUITY	MSCI EAFE INDEX
1 YEAR	32.54%	25.27%
INCEPTION	27.02%	21.70%

Commencement of operations January 1, 1998. Past performance is not predictive of future performance.

This graph compares an initial $10,000 investment made in the International Equity Portfolio (the "Portfolio") at its inception with a similar investment in the MSCI EAFE Index. For the purposes of this graph and the accompanying table, the average annual total return for the Portfolio reflects all recurring expenses and includes the reinvestment of all dividends and distributions.

The MSCI EAFE Index is an unmanaged index and includes the reinvestment of all dividends, but does not reflect the payment of transaction costs, advisory fees or expenses that are associated with an investment in the Portfolio.

Shares of the Portfolio are offered only through the variable products of Jefferson Pilot Financial and its affiliates. Total returns do not reflect any separate account expenses imposed on the policies which may include a premium tax charge, account fees, cost of insurance, mortality expenses and surrender charges, as applicable.

of Eastern Europe and Latin America are also beginning to offer more attractive potential, with favourable fund flows, modest valuations and positive earnings momentum. We continue to increase selective exposure.

We remain optimistic on the medium term outlook for equities outside the US given the favourable growth outlook and benign inflationary environment. The exceptional focus on TMT stocks implies and enhanced risk of volatility into Q1, but the ground-breaking merger between AOL and Time Warner may keep this particular pot boiling for the time being. Markets will remain transfixed by the outlook for global interest rates. We generally believe that inflationary expectations are too bearish and the potential for an upside surprise on the outlook for interest rates in the second half is much greater. Herein lies the source of optimism for long duration growth stocks this year.

INTERNATIONAL EQUITY PORTFOLIO

FOR A SHARE OUTSTANDING THROUGHOUT THE YEAR

FINANCIAL HIGHLIGHTS

	Year Ended December 31, 1999	Year Ended December 31, 1998
Net asset value, beginning of year	$ 12.12	$ 10.00
Income From Investment Operations		
Net investment loss	(0.01)	
Net gains and losses on securities (both realized and unrealized)	3.96	2.16
Total from investment operations	3.95	2.16
Less Distributions to Shareholders		
Dividends from net investment income		
Dividends in excess of net investment income		
Distributions from capital gains		(0.04)
Distributions in excess of capital gains		
Returns of capital		
Total distributions	0.00	(0.04)
Net asset value, end of year	$ 16.07	$ 12.12
Total Return (A)	32.54%	21.66%
Ratios to Average Net Assets:		
Expenses	1.25%	1.55%
Net investment income	(0.05%)	0.04%
Portfolio Turnover Rate	71.98%	77.23%
Net Assets, At End of Year	$35,640,381	$16,576,281

(A) Total return assumes reinvestment of all dividends during the year and does not reflect deduction of account fees and charges that apply to the separate account or related insurance policies. Investment returns and principal values will fluctuate and shares, when redeemed, may be worth more or less than the original cost.

INTERNATIONAL EQUITY PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF DECEMBER 31, 1999

COMMON STOCK—91.26 %

Company	Shares	Market Value
Aerospace & Defense–0.95%		
British Aerospace, PLC	51,057	$ 337,363
		337,363
Appliances–1.40%		
Electrolux, AB, Series B	19,912	498,791
		498,791
Automotive Manufacturing–5.97%		
DaimlerChrysler, AG	5,092	394,009
Honda Motor Co., Ltd.	18,000	668,262
Toyota Motor Corp.	22,000	1,063,944
		2,126,215
Banking–11.87%		
Allied Irish Banks, PLC	26,664	301,998
Alpha Credit Bank	5,517	431,636
Anglo Irish Bank Corp., PLC	123,300	286,143
Argentaria, Caja Postal y Banco Hipotecario de Espana, SA	12,702	297,021
Banca Intesa, SpA	69,868	282,217
Bank of Tokyo-Mitsubishi, Ltd., The	50,000	695,618
Barclays, PLC	18,380	527,851
Credit Suisse Group	1,336	264,162
Industrial Bank of Japan, Ltd., The	42,000	404,182
Sumitomo Bank, Ltd., The	30,000	410,043
Unicredito Italiano, SpA	67,590	330,600
		4,231,471
Beverages–1.02%		
BRL Hardy, Ltd.	75,610	363,629
		363,629
Broadcasting–1.26%		
Mediaset, SpA	29,000	448,792
		448,792

†Non-income producing security.

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Building Construction–1.27%		
Berkeley Group, PLC, The	32,270	$ 371,846
New World Infrastructure, Ltd.†	62,000	79,359
		451,205
Building Materials–3.95%		
CRH, PLC	21,900	467,545
Lafarge, SA	4,250	492,433
Tostem Corp.	25,000	448,195
		1,408,173
Chemicals–2.54%		
Aventis, SA	8,600	497,364
Mitsubishi Chemical Corp.	115,000	404,475
		901,839
Commercial Services–2.83%		
Granada Group, PLC	56,806	574,468
Vivendi (Ex-Gen des Eaux)	4,837	434,637
		1,009,105
Electronics–6.35%		
Mabuchi Motor Co., Ltd.	2,000	348,395
Sharp Corp.	24,000	613,160
Sony Corp.	4,400	1,302,526
		2,264,081
Electronics – Semiconductors–1.32%		
STMicroelectronics, N.V.	3,074	470,790
		470,790
Financial Services–2.00%		
JAFCO Company, Ltd.	2,000	713,204
		713,204
Insurance–1.06%		
AEGON, N.V.	3,938	378,525
		378,525

See notes to financial statements.

INTERNATIONAL EQUITY PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF DECEMBER 31, 1999–CONTINUED

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Manufacturing–2.74%		
BBA Group, PLC	33,323	$ 268,517
Mannesmann, AG	2,950	708,154
		976,671
Mining & Metals – Ferrous & Nonferrous–3.65%		
Metallgesellschaft, AG	18,030	359,624
Mitsui Mining & Smelting Co., Ltd.	76,000	358,634
Nippon Steel Corp.	250,000	583,753
		1,302,011
Office Equipment–0.69%		
Ricoh Co., Ltd.	13,000	244,619
		244,619
Oil & Gas – Integrated–9.18%		
BP Amoco, PLC	114,780	1,151,499
LUKoil Holding, SA	10,434	542,568
Shell Transport & Trading Co.	99,760	827,180
Total Fina, SA-B	5,662	751,946
		3,273,193
Pharmaceutical–4.25%		
Novartis, AG	330	482,002
Roche Holding, AG	37	436,871
SmithKline Beecham, PLC	46,960	597,879
		1,516,752
Publishing & Printing–2.73%		
Singapore Press Holdings, Ltd.	22,493	487,393
VNU, N.V.	9,280	485,347
		972,740
Railroad–0.59%		
Railtrack Group, PLC	12,640	211,855
		211,855

†Non-income producing security.

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Real Estate–0.96%		
City Developments, Ltd.	58,200	$ 340,606
		340,606
Retail Stores–3.95%		
Hennes & Maruitz, AB	18,692	623,577
Koninklijke Ahold, N.V.	11,933	351,519
Marui Company, Ltd.	29,000	432,358
		1,407,454
Telecommunications – Equipment & Services–5.67%		
Nokia Oyj	6,960	1,255,688
Telefonaktiebolaget LM Ericsson	11,963	765,979
		2,021,667
Telecommunications – Integrated–6.63%		
British Telecommunications, PLC	22,620	551,556
Nippon Telegraph & Telephone Corp.	66	1,128,426
Portugal Telecom, SA	29,280	319,594
Telekomunikacja Polska, SA, Series 144A, GDR	55,561	363,697
		2,363,273
Telecommunications – Wireless–3.06%		
NTT Mobile Communication Network, Inc.	10	383,958
Vodafone AirTouch, PLC	142,745	705,673
		1,089,631
Transportation–1.94%		
Preussag, AG	7,360	407,946
Stagecoach Holdings, PLC	109,959	282,651
		690,597

See notes to financial statements.

INTERNATIONAL EQUITY PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF DECEMBER 31, 1999–CONTINUED

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Utilities – Electric & Gas–1.43%		
Tokyo Electric Power Co.	19,100	$ 511,299
		511,299
TOTAL COMMON STOCK		
(Cost $26,104,716)		32,525,551

PREFERRED STOCK—5.48%

Company	Shares	Market Value
Computer Software – Mini & Micro–2.20%		
SAP, AG	1,307	$ 783,388
		783,388
Telecommunications – Wireless–3.28%		
Tele Sudeste Celular		
Participacoes, SA, ADR	18,016	699,246
Telesp Celular Participacoes, SA	11,098	470,278
		1,169,524
TOTAL PREFERRED STOCK		
(Cost $1,226,318)		1,952,912
TOTAL INVESTMENTS		
(Cost $27,331,034)	96.74%	34,478,463
Other assets, less liabilities	3.26	1,161,918
TOTAL NET ASSETS	100.00%	$35,640,381

†Non-income producing security.

See notes to financial statements.

WORLD GROWTH STOCK PORTFOLIO

"We will maintain our fundamentally driven investment style and our focus on the economic worth of a business when we invest your funds and we look forward to the opportunities ahead."

—Cindy Sweeting, Portfolio Manager—

IN THIS SECTION

INCEPTION DATE
August 1, 1985

FUND MANAGER
Templeton Global Advisors Limited

INVESTMENT OBJECTIVE AND STRATEGY
To achieve long-term capital growth through a policy of investing primarily in stocks of domestic or foreign companies.

NET ASSETS AS OF 12/31/99
$133,027,008

NUMBER OF HOLDINGS
138

PORTFOLIO TURNOVER
24.80%

CINDY SWEETING, CFA

- Joined Templeton organization in 1997
- Previously vice president of investments with McDermott International Co., Inc.
- Serves on Board of Directors of the International Society of Financial Analysts
- B.A. from Georgetown University
- Chartered Financial Analyst

GLOBAL HARD ASSETS PORTFOLIO

"We believe the Portfolio is well positioned to take advantage of near term positive market conditions as we enter 2000."

—Derek S. van Eck and Kevin L. Reid, Portfolio Managers—

INCEPTION DATE
August 1, 1985

FUND MANAGER
Van Eck Associates Corporation

INVESTMENT OBJECTIVE AND STRATEGY
To realize long-term capital appreciation by globally investing primarily in "Hard Asset Securities."

NET ASSETS AS OF 12/31/99
$5,524,726

NUMBER OF HOLDINGS
86

PORTFOLIO TURNOVER
215.51%

IN THIS SECTION

DEREK S. VAN ECK, CFA

- M.B.A. from J.L. Kellogg Graduate School of Management
- B.A. from Williams College
- Chartered Financial Analyst

KEVIN L. REID

- Joined Van Eck in 1995
- MBA from Harvard Business School
- B.A. from Colgate University

GLOBAL HARD ASSETS PORTFOLIO


Common Stock-99.94%
Rights and Warrants-0.06%

TOP TEN EQUITIES	PERCENT OF PORTFOLIO‡
Exxon Mobil Corp.	2.86%
Reynolds Metals Co.	2.60%
International Paper Co.	2.56%
Cooper Cameron Corp.	2.51%
Abitibi-Consolidated, Inc.	2.37%
Alberta Energy Company, Ltd.	2.36%
Talisman Energy, Inc.	2.31%
Boston Properties, Inc.	2.26%
Apache Corp.	2.24%
AK Steel Holdings Corp.	2.23%

TOP TEN INDUSTRIES	PERCENT OF PORTFOLIO‡
Forest Products & Paper	26.12%
Oil & Gas Producers	17.28%
Real Estate	15.50%
Oil & Gas – Integrated	12.39%
Mining & Metals – Ferrous & Nonferrous	12.12%
Mining & Metals – Precious	8.28%
Oil & Gas Services & Equipment	6.76%
Lodging	1.02%
Packaging & Containers	0.53%

‡Represents market value of investments plus cash.

Foreign securities are subject to higher risks than domestic issues including currency fluctuations, political instability and differences in accounting methods.

Hard assets had a year of mixed returns in 1999, providing good risk-adjusted returns in general. Both commodities and related stocks performed well in the first half of the year, while most stocks had a volatile second half despite the continuing climb of many commodity prices. The JPVF Global Hard Assets Portfolio had a total return of 19.15% for the twelve months ended December 31, 1999.

Two key factors drove hard asset performance in the first half of the year: unexpectedly strong global economic growth, and an increasingly favorable supply/demand scenario for most hard asset sectors. A year ago, most analysts were predicting a year of slowing economic growth in the U.S., fair growth in Europe and continued recession in Asia after a year of extreme market declines and economic contractions in that region. Happily, the U.S. continued into its tenth year of expansion, Europe's recovery and restructuring trend gained momentum and Asia surprised the world with a spectacular recovery. Even Japan, which had been in a multi-year battle with recession, experienced a strong rebirth. This worldwide growth pushed commodity demand higher and hard asset-related equities largely followed suit. For most of the second half of the year, however, despite a continuation of these positive trends, tech-stock fever took hold and investors ignored most other market sectors, including cyclical and value stocks. Thus, most of the gains from hard assets were realized in the first half of the year, and although some declined a bit in the second half, a late fourth quarter rebound helped, and three of the five sectors provided good performance for the year.

Energy prices rose sharply in 1999, trending upward throughout the year. Crude oil traded at about $11 a barrel in February and ended the year at $25 a barrel, primarily the result of an OPEC agreement (announced in March) to limit supplies. Through the second quarter of the year, energy stocks also rose sharply. However, for most of the second half of the year, while crude oil prices held up, most energy stocks declined sharply as investors took profits, possibly remembering previous past crude oil price declines and OPEC "cheating." Energy stock prices rebounded again late in the fourth quarter, ending the year up 20% overall. These equities were the Portfolio's largest weighting in 1999. We increased the position from about 20% of total Portfolio assets in January to 34%

in the second quarter, in response to the OPEC agreement, and maintained nearly a 30% position throughout the rest of the year. While volatile, this proved beneficial. We also benefited from small positions in crude oil futures that we traded throughout the year.

The paper and forest products sector turned in exceptional gains of 35% in 1999. Paper stocks were driven by both increased paper demand due to the pickup in global economic growth and decreased supply as some companies shut down excess capacity, a trend driven by mergers and acquisitions activity in this industry. Lumber and building materials companies fared well in the early part of the year as a result of the strong housing market in the U.S. pulp prices, the key commodity driver for most of the paper grades, moved up all year, but the stocks were volatile, particularly during the second half. We began the year with under 7% of total portfolio assets dedicated to this sector. We substantially increased the weighting to 26%, mostly in the third and fourth quarters as we became more convinced that the supply-demand scenario was improving and as the industry appeared to be truly refocused on shareholder concerns. The Portfolio's Canadian holdings in this sector further boosted performance due to the Canadian dollar's strength. While a larger position in paper and forest product companies earlier in the year would have further boosted Portfolio performance, this sector's contribution was very positive.

Industrial metals stocks performed exceptionally well during the year, up 86.8%. The sector was primarily driven by ALCOA, the leading aluminum manufacturer, which announced it was buying Reynolds, the third-largest aluminum company in August. ALCOA was, in fact, the best performing stock in the Dow Jones Industrial Average last year, gaining over 100%, while Reynolds was up 50%. We held ALCOA in the portfolio for much of the year, although we swapped into Reynolds in the fourth quarter as a cheaper way to own ALCOA (Reynolds accounted for 2.6% of assets at December 31). The industrial metals stocks held up better than the other hard assets equities during the periods of investor flight out of cyclical stocks. Unfortunately, we underweighted the Portfolio's position in industrial metals throughout 1999, averaging between 4% and 12% of assets, partly due to the limited number and capitalization of industrial metals stocks available, and also because the metals prices were actually declining though midyear.

Real estate stocks endured a difficult 1999 despite the fact that the real estate business has been extremely strong in North America. In the U.S., for example, the real estate business experienced stable occupancies and solid rent growth, leading to strong cash flow growth and growing dividends. Underperformance

GLOBAL HARD ASSETS PORTFOLIO

was not based on underlying fundamentals - it was largely due to the fact that investors continued to view real estate equities as small-capitalization value stocks, a sector they ignored in 1999 as they embraced growth and technology. The Morgan Stanley REIT index declined 4.6% during the year. We began the year with a 25% position in real estate stocks as a defensive move after a trying 1998 but reduced this allocation largely in the second half, ending the year with a 16% weighting to the sector. Seeing better immediate upside potential in paper stocks given market conditions, we reallocated most of these assets there, a strategy that worked quite well.

Precious metals also had a difficult 1999, particularly gold, which ended the year flat after some false starts. The most notable event in the gold market was the European Central Bank announcement in the end of the third quarter in which the European countries agreed to limit gold sales and forward sales into the market over the next five years. Since central bank sales had been one of the primary depressants of the gold market in recent years, this announcement was greeted with immediate price rises and general enthusiasm. However, it later became apparent that many gold companies had hedged much of their future gold production forward, expecting continued bullion price weakness, a strategy that not only severely reduced expected profit increases from rising gold prices, but jeopardized the solvency of a few particularly aggressive companies. By the end of the year, the metal had also retraced some of its previous gains, ending the year flat as did gold stocks. The Portfolio's gold position ranged from 5% to 21% of total assets during the year, with the highest emphasis in January, and again during the latter half of the year after the European Central Bank announcement. We ended the year with an 8% weighting.

The Outlook

The western world's continued strength and Asia's surprisingly strong recovery continue to push global growth to unexpectedly high rates. In fact, there has been a complete reversal of the economic outlook from one of recession and deflation a year ago to one of strong growth and even hints of inflation today. Therefore, as we enter the new millennium, we are optimistic about the prospects for hard assets.

At this time, we particularly favor paper companies as demand increases, pulp prices continue to rise around the world and the industry continues to restructure. However, we are selective in our exposure, since certain forest products, such as lumber and other wood products, may be past their peak, while others, such as newsprint, are early in their cycle. Energy stocks offer both a strong commodity story and attractive

GLOBAL HARD ASSETS PORTFOLIO

valuations. While crude oil may not hold at $25 a barrel, it appears that most energy stocks are discounting oil prices in the teens, a level we do not expect to see again in the near future. We remain selective in terms of the industrial metals sector, as some metals, such has aluminum, have already experienced increases, while others, such as steel, should continue to rebound. Despite strong real estate business fundamentals and attractive valuations, the market continues to favor larger capitalization growth stocks, and is not paying a premium for the stable income and defensive characteristics that real estate securities offer. Therefore, we remain cautious on this sector, but may increase the allocation if market sentiment turns. Precious metals also offer selective opportunity. The only catalyst to gold would probably be a meaningful weakening of the dollar, and at this time, we are not particularly optimistic on either gold or gold equities. Still, certain metals and related companies, such as platinum and palladium, which tend to have a strong industrial demand base, look promising. We believe the Portfolio is well positioned to take advantage of these near term positive market conditions as we enter 2000.

Global Hard Assets Portfolio and the S&P 500 Index and Lipper Benchmark(1)

Comparison of Change in Value of $10,000 Investment.


$120,000
110,000
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
8/85 12/85 12/87 12/89 12/91 12/93 12/95 12/97 12/99
$118,171
$12,591
$10,113
Global Hard Assets Portfolio
S&P 500 Index
Lipper Benchmark(1)

AVERAGE ANNUAL TOTAL RETURNS

	GLOBAL HARD ASSETS	S&P 500 INDEX	LIPPER BENCHMARK(1)
1 YEAR	19.15%	21.04%	31.02%
5 YEAR	-9.74%	28.51%	-8.49%
10 YEAR	-5.18%	18.17%	-3.71%
INCEPTION	0.08%	18.67%	1.61%

Commencement of operations August 1, 1985. Past performance is not predictive of future performance.

This graph compares an initial $10,000 investment made in the Global Hard Assets Portfolio (the "Portfolio"), formerly the Gold Stock Portfolio, at its inception with a similar investment in the S&P 500 Index and the Lipper benchmark. For the purposes of this line graph, and the accompanying table, the average annual total return for the Portfolio reflects all recurring expenses and includes reinvestment of all dividends and distributions.

The S&P 500 Index is an unmanaged index and includes the reinvestment of all dividends, but does not reflect the payment of transaction costs, advisory fees or expenses that are associated with an investment in the Portfolio.

Shares of the Portfolio are offered only through the variable products of Jefferson Pilot Financial and its affiliates. Total returns do not reflect any separate account expenses imposed on policies which may include a premium tax charge, account fees, cost of insurance, mortality expense and surrender charge, as applicable.

(1) The investment objective of the Portfolio was changed on May 1, 1998. The Lipper benchmark reflects the performance of the Lipper Gold Fund Average from August 1, 1985 through April 30, 1998 and the Lipper Natural Resources Fund Average from May 1, 1998 through December 31, 1999. The Lipper Gold Fund and Natural Resources Fund averages are based on the returns of all mutual funds within the corresponding objective as compiled by Lipper Analytical Services. The averages include the reinvestment of all dividends and underlying fund operating expenses.

GLOBAL HARD ASSETS PORTFOLIO

FOR A SHARE OUTSTANDING THROUGHOUT THE YEAR

FINANCIAL HIGHLIGHTS

	Year Ended December 31, 1999	Year Ended December 31, 1998	Year Ended December 31, 1997	Year Ended December 31, 1996	Year Ended December 31, 1995
Net asset value, beginning of year	$ 7.55	$ 8.92	$ 16.60	$ 16.61	$ 16.25
Income From Investment Operations					
Net investment income (loss)	0.14	0.17	0.02	(0.03)	0.05
Net gains and losses on securities (both realized and unrealized)	1.31	(1.41)	(7.30)	0.45	0.40
Total from investment operations	1.45	(1.24)	(7.28)	0.42	0.45
Less Distributions to Shareholders					
Dividends from net investment income	(0.01)	(0.13)	(0.02)		(0.05)
Dividends in excess of net investment income			(0.07)		(0.04)
Distributions from capital gains				(0.43)	
Distributions in excess of capital gains			(0.31)		
Returns of capital					
Total distributions	(0.01)	(0.13)	(0.40)	(0.43)	(0.09)
Net asset value, end of year	$ 8.99	$ 7.55	$ 8.92	$ 16.60	$ 16.61
Total Return (A)	19.15%	(13.85%)	(44.63%)	2.57%	2.76%
Ratios to Average Net Assets:					
Expenses	1.17%	1.44%	1.07%	1.04%	1.01%
Net investment income	1.51%	2.13%	0.63%	(0.11%)	0.24%
Portfolio Turnover Rate	215.51%	193.80%	19.70%	64.78%	23.98%
Net Assets, At End of Year	$5,524,726	$4,333,663	$5,204,654	$7,554,427	$6,867,645

(A) Total return assumes reinvestment of all dividends during the year and does not reflect deduction of account fees and charges that apply to the separate account or related insurance policies. Investment returns and principal values will fluctuate and shares, when redeemed, may be worth more or less than the original cost.

GLOBAL HARD ASSETS PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF DECEMBER 31, 1999

COMMON STOCK 99.72 %

Company	Shares	Market Value
Forest Products & Paper–26.06%		
Abitibi-Consolidated, Inc.	11,000	$ 130,625
Aracruz Celulose, SA, ADR	900	23,625
Bowater, Inc.	1,480	80,382
Canfor Corp.†	9,000	104,803
Champion International Corp.	1,500	92,906
Fort James Corp.	2,000	54,750
Georgia-Pacific Group	1,550	78,662
International Paper Co.	2,500	141,094
Plum Creek Timber Company, Inc.	2,500	62,500
Sappi, Ltd., ADR	4,000	38,500
St. Laurent Paperboard, Inc.†	7,500	99,480
Stora Enso, Oyj, Class R	5,500	95,424
Tembec, Inc., Class A†	9,550	105,943
Temple-Inland, Inc.	700	46,156
UPM-Kymmene, Oyj	3,000	120,277
Weyerhaeuser Co.	1,000	71,813
Willamette Industries, Inc.	2,000	92,875
		1,439,815
Lodging–1.02%		
Host Marriott Corp.	3,000	24,750
Interstate Hotels Corp.†	22	72
Wyndham International, Inc., Class A†	10,752	31,584
		56,406
Mining & Metals – Ferrous & Nonferrous–12.09%		
AK Steel Holdings Corp.	6,509	122,857
Alcan Aluminium, Ltd.	1,600	65,900
Alcoa, Inc.	1,100	91,300
Billiton, PLC	15,700	92,416
Inco, Ltd.†	2,500	58,750
Reynolds Metals Co.	1,870	143,289
WMC, Ltd.	17,000	93,437
		667,949

†Non-income producing security.

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Mining & Metals – Precious–8.24%		
AngloGold, Ltd.†	2,188	$ 109,522
Ashanti Goldfields Co., Ltd.	2,222	5,518
Barrick Gold Corp.	5,000	88,438
Franco-Nevada Mining Corp., Ltd.	308	4,701
Gold Fields of South Africa, Ltd., ADR	4,000	9,750
Gold Fields, Ltd.	425	2,053
Homestake Mining Co.	10,000	78,125
Lihir Gold, Ltd.†	55,000	39,946
Normandy Mining, Ltd.	90,000	63,600
Placer Dome, Inc.	5,000	53,750
		455,403
Oil & Gas – Integrated–12.37%		
Amerada Hess Corp.	1,000	56,750
Atlantic Richfield Co.	1,000	86,500
BP Amoco, PLC, ADR	1,100	65,244
Chevron Corp.	500	43,312
Conoco, Inc., Class A	2,000	49,500
Exxon Mobil Corp.	1,956	157,580
Occidental Petroleum Corp.	1,000	21,625
Royal Dutch Petroleum Co., ADR	1,000	60,438
Texaco, Inc.	1,300	70,606
USX-Marathon Group	2,900	71,594
		683,149
Oil & Gas – Producers–17.24%		
Alberta Energy Company, Ltd.	4,200	130,228
Anadarko Petroleum Corp.	2,950	100,669
Apache Corp.	3,350	123,741
Canadian Natural Resources, Ltd.†	4,500	109,299
Ensign Resource Service Group, Inc.	1,500	34,624
Global Marine, Inc.†	6,300	104,737
Ocean Energy, Inc.†	3,600	27,900
Santa Fe International Corp.	4,000	103,500
Talisman Energy, Inc.†	5,000	127,127
Vintage Petroleum, Inc.†	7,500	90,469
		952,294

See notes to financial statements.

GLOBAL HARD ASSETS PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF DECEMBER 31, 1999–CONTINUED

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Oil & Gas – Services & Equipment–6.75%		
Cooper Cameron Corp.†	2,830	$ 138,493
ENSCO International, Inc.	4,800	109,800
NQL Drilling Tools, Inc., Class A†	5,000	24,116
Precision Drilling Corp.†	1,780	45,724
Schlumberger, Ltd.	500	28,125
Stolt Comex Seaway, SA †	2,100	23,231
Transocean Sedco Forex, Inc.†	97	3,261
		372,750
Packaging & Containers–0.53%		
Smurfit-Stone Container Corp.†	1,200	29,400
		29,400
Real Estate–15.42%		
AMB Property Corp.	2,000	39,875
Apartment Investment & Management Co.	600	23,887
Bedford Property Investors, Inc.	1,500	25,594
Boston Properties, Inc.	4,000	124,500
Brandywine Realty Trust	2,800	45,850
Brookfield Properties Corp.	6,000	62,633
Cornerstone Properties, Inc.	3,000	43,875
Cresent Real Estate Equities Co.	1,500	27,563
Equity Office Properties Trust	2,000	49,250
Equity Residential Properties Trust	700	29,881
Grubb & Ellis Co.†	9,200	43,125
Jones Lang LaSalle, Inc.†	3,000	35,625
Kilroy Realty Corp.	1,000	22,000
Macerich Co., The	1,500	31,219
Mack-Cali Realty Corp.	1,500	39,094

†Non-income producing security.

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Real Estate–Continued		
Oxford Properties Group, Inc.†	8,200	$ 78,819
Prologis Trust	2,000	38,500
Simon Property Group, Inc.	1,000	22,938
TrizecHahn Corp.	4,000	67,500
		851,728
TOTAL COMMON STOCK (Cost $5,400,151)		5,508,894

RIGHTS AND WARRANTS 0.06 %

	Shares	Market Value
Mining & Metals – Precious–0.01%		
Randfontein Estates Gold, exp. 06/01/02 @ 25 ZAR†	2,470	$ 802
		802
Real Estate–0.05%		
Unibail, exp. 05/11/04 @ 130 EUR†	500	2,756
		2,756
TOTAL RIGHTS AND WARRANTS (Cost $769)		3,558
TOTAL INVESTMENTS (Cost $5,400,920)	99.78%	5,512,452
Other assets, less liabilities	0.22	12,274
TOTAL NET ASSETS	100.00%	$5,524,726

See notes to financial statements.

WORLD GROWTH STOCK PORTFOLIO


Common Stock-91.67%
Preferred Stock-5.35%
Corporate Bonds-0.01%
Rights and Warrants-0.01%
Cash-2.96%

TOP TEN EQUITIES	PERCENT OF PORTFOLIO‡
Nortel Networks Corp.	3.33%
Telefonos de Mexico, SA, ADR, Class L	2.26%
Hutchison Whampoa, Ltd.	2.21%
Li & Fung, Ltd.	2.13%
Repsol, SA	1.93%
Sony Corp.	1.72%
Anglo American Platinum Corp.	1.66%
Zurich Allied, AG	1.41%
Pechiney, SA	1.40%
Axa	1.34%

TOP TEN COUNTRIES	PERCENT OF PORTFOLIO‡
United States	17.84%
United Kingdom	12.21%
France	8.81%
Hong Kong	8.63%
Japan	6.96%
Australia	5.38%
Canada	4.55%
Mexico	4.44%
Netherlands	3.61%
Germany	3.12%

‡Represents market value of investments plus cash.

Foreign securities are subject to higher risks than domestic issues including currency fluctuations, political instability and differences in accounting methods.

During the final months of 1999, global stock markets almost uniformly broke out of the trading ranges they had occupied from July to mid-October and the MSCI World Index posted a euphoric 16.6% return for the fourth quarter to bring its full year gain to 23.6%. The World Growth Stock Portfolio trailed the MSCI World Index by 2.7%, with all of the lag coming during the final quarter's surge. While disappointed in the underperformance, we are pleased that a wide range of holdings in a variety of countries and industries contributed to the solid returns, while the majority of the index returns were concentrated in a relatively few companies, mainly in the technology and telecommunications sectors. While the dichotomy in equity returns in the U.S. market, which has hugely rewarded those narrow sectors, has been well publicized, it is perhaps not as well known that similar performance concentration is now being experienced internationally as well. Birinyi Associates reports that in 1999, international markets collectively gained $2.9 trillion in market value. *Ten* stocks were responsible for 29% of that increase, and one sector, telecommunications, was responsible for *40%* of the gain.

The World Growth Stock Portfolio benefited from our holdings in Asia and Latin America, which performed well during the final months of the year. This was offset by our relatively small holdings in Japanese stocks versus a much more sizable weight in the indices and the lagging of our undervalued holdings in the US and the UK as momentum stocks surged. While we have been able to identify a few stocks in Japan that meet our strict valuation criteria, the majority remain too expensive. Similarly, valuations of the technology leaders in the US which have led the market are well above prices which can be justified on even long term optimistic growth scenarios and we are much more interested in the future performance potential of stocks that remain undervalued on unappreciated fundamentals.

The majority of the Portfolio's 1999 returns were achieved by taking advantage of emotional market activity in 1998 which allowed us to build positions

WORLD GROWTH STOCK PORTFOLIO

in depressed securities in Asia, Latin America, and commodity related firms worldwide. As 1999 unfolded, it became apparent that the Asian economies had proven more resilient than most investors expected. Hong Kong, for example, despite showing property price declines of 50 to 60%, sustained no serious impact on any major financial institution. This was a remarkable accomplishment when one considers how massive property declines have negatively impacted other economies in the past. Early in 1999, Asian economies began to grow and exports in the region rose to satisfy the insatiable North American demand, where the US trade deficit reached a record $336bn. Japan also showed signs of recovering from almost ten years of trying to accommodate the economic destruction of their stock and real estate market declines. This better than expected news from Asia encouraged North American and European investors, who were very underweight in the region, to accumulate undervalued Asian securities driving the markets up 30 to 40 percent during the year. Having accumulated reasonable holdings in the region in the pessimistic days of 1998, the Portfolio benefited from the return of investors to Asia. Our largest Asian holdings in 1999 were in Hong Kong, followed by Japan, Singapore and Korea.

As Asian economic growth potential increased, the outlook for rising commodity demand also improved, as Asia has historically accounted for a large part of the world's overall demand for commodity goods. Our holdings in energy, papers and metals benefited as the price of commodities, and subsequently company stock prices, rose.

With the exception of the United Kingdom, our European holdings also performed well. European companies have generally shown strong operating improvements due to restructuring, lower interest rates and better management. This resulted in strong free cash flow. As a percent of sales, European company free cash flow has been roughly 3% over the last 4 years, 50% higher than the peak levels achieved in 1988 & 1989. Since most European companies don't need to expand capacity, much of this excess cash was used for corporate activity. Mergers and acquisitions rose dramatically in Europe with volumes over the last two years at $800bn annually compared to levels below $200bn for most of the early 1990s. This trend should continue in 2000.

Our Latin American holdings rose dramatically during the year, as Latin American economies are leaving 1999 in much better shape than they began it and much political uncertainty has been

WORLD GROWTH STOCK PORTFOLIO

resolved. Latin American stock markets rose approximately 50% and some of our largest holdings, such as Telmex, rose over two times. The Portfolio was underweight the US market, which accounts for half of the index weight, and also underweight the technology sector due to valuation. However, several of our holdings performed extremely well. These included Applied Materials, Hewlett Packard, Bowater, and International Paper. Our most recent purchases have been in pharmaceuticals, retailing and smaller companies. A shift away from technology should eventually help these securities. Going forward, we continue to be concerned about the extreme valuations in the overall market, but are encouraged by the large number of securities which are selling at valuations much lower than the market. We continue to identify companies selling at prices 50% below their peaks with reasonable growth prospects and valuations. The emotional speculation in markets globally has had a very narrow focus leaving many ideas for longer-term investors. As a result, the average holding in our Portfolio sells at approximately half the valuation of the market averages.

In Europe we continue to find value in the United Kingdom and are excited about potential tax rate reductions throughout the continent, particularly in Germany and the Nordic region. Cutting corporate tax rates in Europe would free up excess cash for companies, boosting corporate profitability and continuing to feed merger and acquisition activity. Several of our European holdings sell below our estimate of their asset values and are candidates for acquisition activity. The UK market has lagged continental European markets partly due to differing economic cycles and the uncertainty of the UK's Euro participation. In our opinion, some of the cheapest securities worldwide can be found in the UK. Our holdings include retailers such as Marks & Spencer and Tesco, aerospace companies such as BAE Systems, utilities such as National Power and Thames Water and energy companies such as Shell Transport & Trading. We continue with good positions in Asia although we have taken profits in several of our holdings in the region. Despite the dramatic price recovery in equities, many stocks still sell below their highs achieved prior to the Asian crisis, and valuations in Asia are, on average lower than Europe while economic growth could be higher. Our Latin American holdings are also very cheap but we are largely content with our positions in these shares.

Our investment philosophy and strategy is unchanged and we will continue to be very concerned about the

WORLD GROWTH STOCK PORTFOLIO

price we pay for shares. We remain oriented toward identifying those stocks that offer the greatest value relative to long term earnings potential. For much of the 1990's, and in 1999 in particular, value stocks have significantly lagged growth and momentum strategies. Investors have been willing to pay up significantly for technology shares in particular, with high optimism about the very long-term potential of the Internet, cellular telephony and media convergence. While we share the view that these trends are fundamentally correct, strong and pervasive, we are reluctant to pay too high a price for that optimism. John Templeton has said "Investors are people who buy for fundamental values. Speculators are those who buy in the hope of selling later to someone at a higher price." While our methodologies have often delivered outstanding results, there will be times, like the past period of growth and momentum investing, when our process, despite our best efforts, does not generate attractive relative returns. Over the long term, however, the Templeton process has proven itself time and again. We will maintain our fundamentally driven investment style and our focus on the economic worth of a business when we invest your funds.

World Growth Stock Portfolio and the MSCI World Index
Comparison of Change in Value of $10,000 Investment.


$90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
$86,767
$54,181
8/85
12/85
12/87
12/89
12/91
12/93
12/95
12/97
12/99
World Growth Stock Portfolio
MSCI World Index

AVERAGE ANNUAL TOTAL RETURNS

	WORLD GROWTH	MSCI WORLD INDEX
1 YEAR	20.86%	23.56%
5 YEAR	14.74%	18.07%
10 YEAR	11.62%	9.60%
INCEPTION	12.43%	16.16%

Commencement of operations August 1, 1985. Past performance is not predictive of future performance.

This graph compares an initial $10,000 investment made in the World Growth Stock Portfolio (the "Portfolio") at its inception with a similar investment in the MSCI World Index. For the purposes of this graph and the accompanying table, the average annual total return for the Portfolio reflects all recurring expenses and includes the reinvestment of all dividends and distributions.

The MSCI World Index is an unmanaged index and includes the reinvestment of all dividends, but does not reflect the payment of transaction costs, advisory fees or expenses that are associated with an investment in the Portfolio.

Shares of the Portfolio are offered only through the variable products of Jefferson Pilot Financial and its affiliates. Total returns do not reflect any separate account expenses imposed on the policies which may include a premium tax charge, account fees, cost of insurance, mortality expenses and surrender charges, as applicable.

WORLD GROWTH STOCK PORTFOLIO

FOR A SHARE OUTSTANDING THROUGHOUT THE YEAR

FINANCIAL HIGHLIGHTS

	Year Ended December 31, 1999	Year Ended December 31, 1998	Year Ended December 31, 1997	Year Ended December 31, 1996	Year Ended December 31, 1995
Net asset value, beginning of year	$ 21.90	$ 23.28	$ 23.31	$ 21.20	$ 19.00
Income From Investment Operations					
Net investment income	0.41	0.56	0.53	0.49	0.45
Net gains and losses on securities (both realized and unrealized)	4.10	0.12	2.97	3.56	2.65
Total from investment operations	4.51	0.68	3.50	4.05	3.10
Less Distributions to Shareholders					
Dividends from net investment income	(0.07)	(0.47)	(0.53)	(0.48)	(0.43)
Dividends in excess of net investment income			(0.03)		
Distributions from capital gains	(0.26)	(1.59)	(2.76)	(1.46)	(0.47)
Distributions in excess of capital gains			(0.21)		
Returns of capital					
Total distributions	(0.33)	(2.06)	(3.53)	(1.94)	(0.90)
Net asset value, end of year	$ 26.08	$ 21.90	$ 23.28	$ 23.31	$ 21.20
Total Return (A)	20.86%	2.85%	15.33%	19.22%	16.35%
Ratios to Average Net Assets:					
Expenses	0.88%	0.92%	0.91%	0.88%	0.96%
Net investment income	1.73%	2.44%	2.33%	2.20%	2.31%
Portfolio Turnover Rate	24.80%	33.95%	30.22%	27.50%	18.09%
Net Assets, At End of Year	$133,027,008	$110,897,303	$105,567,503	$91,995,634	$73,692,357

(A) Total return assumes reinvestment of all dividends during the year and does not reflect deduction of account fees and charges that apply to the separate account or related insurance policies. Investment returns and principal values will fluctuate and shares, when redeemed, may be worth more or less than the original cost.

WORLD GROWTH STOCK PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF DECEMBER 31, 1999

COMMON STOCK—91.44%

Company	Shares	Market Value
Aerospace & Defense–1.82%		
Kaman Corp., Class A	73,600	$ 947,600
Raytheon Co., Class A	21,600	535,950
Rolls-Royce, PLC	133,298	459,722
Saab, AB, Class B	49,800	478,005
		2,421,277
Agricultural Operations–0.56%		
Archer-Daniels-Midland Co.	60,968	743,048
		743,048
Airlines–1.69%		
British Airways, PLC	84,400	549,518
Singapore Airlines, Ltd.	92,800	1,052,773
Swire Pacific, Ltd.	732,000	645,038
		2,247,329
Appliances–0.81%		
Best Denki Company, Ltd.	57,200	536,486
Guangdong Kelon Electrical Holdings Company, Ltd.	711,000	539,641
		1,076,127
Automotive Manufacturing–2.29%		
Fiat, SpA	15,083	428,589
Fiat, SpA, RNC	51,491	753,502
Volkswagen, AG	24,000	1,345,896
Volvo, AB	20,000	515,042
		3,043,029
Automotive Parts & Equipment–0.49%		
Autoliv, Inc., SDR	22,200	647,056
		647,056

†Non-income producing security.

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Banking–6.44%		
Banca Nazionale del Lavoro†	294,500	$ 977,042
Bank Austria, AG	30,800	1,728,776
Bank Handlowy W Warszawie, GDR, Series 144A	71,500	1,058,686
Banque Nationale de Paris	8,990	825,382
Credit Commercial de France	10,000	1,239,852
DBS Group Holdings, Ltd.	67,337	1,103,421
National Bank of Canada	41,300	526,459
Westpac Banking Corporation, Ltd.	161,100	1,107,556
		8,567,174
Beverages–0.53%		
Embotelladora Andina, SA, ADR, Series B	48,009	702,132
		702,132
Broadcasting–0.39%		
Television Broadcasts, Ltd.	76,000	518,171
		518,171
Building Materials–2.18%		
Cemex, SA de CV, ADR†	26,998	752,569
Cemex, SA de CV, CPO†	4	22
Nichiha Corp.	67,200	581,037
Owens Corning	19,600	378,525
Pioneer International, Ltd.	195,000	585,651
Pioneer International, Ltd., ADR	200,000	600,680
		2,898,484
Chemicals–2.61%		
Akzo Nobel, N.V.	15,100	753,714
Aventis, SA	37,755	2,179,541
Celanese, AG†	2,620	47,531
Lyondell Chemical Co.	38,200	487,050
		3,467,836

See notes to financial statements.

WORLD GROWTH STOCK PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF DECEMBER 31, 1999–CONTINUED

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Commercial Services–1.44%		
Gartner Group, Inc., Class B†	42,900	$ 592,556
Invensys, PLC	243,900	1,324,646
		1,917,202
Computer Equipment & Services–0.72%		
Hewlett-Packard Co.	8,400	957,075
		957,075
Computer Network–0.94%		
3Com Corp.†	26,600	1,250,200
		1,250,200
Diversified Operations–0.95%		
Internatio-Muller, N.V.	60,800	1,267,555
		1,267,555
Electronics–2.47%		
Agilent Technologies, Inc.†	13,000	1,005,062
Sony Corp.	7,700	2,279,420
		3,284,482
Electronics – Semiconductors–0.59%		
Applied Materials, Inc.†	6,200	785,463
		785,463
Engineering & Construction–1.17%		
ABB, Ltd.†	12,794	1,553,012
		1,553,012
Financial Services–3.85%		
Hutchison Whampoa, Ltd.	202,000	2,936,386
ICICI, Ltd., ADR†	43,900	647,525
Nomura Securities Company, Ltd., The	85,000	1,532,167
		5,116,078

†Non-income producing security.

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Food Products–0.83%		
Northern Foods, PLC	255,954	$ 420,746
Showa Sangyo Company, Ltd.	379,000	685,018
		1,105,764
Forest Products & Paper–3.79%		
Bowater, Inc.	11,500	624,594
International Paper Co.	25,000	1,410,937
Portucel Industrial Empresa Produtora†	97,000	664,033
Stora Enso Oyj, Class R	93,800	1,627,421
UPM-Kymmene Oyj	17,900	717,651
		5,044,636
Household Products–0.52%		
McBride, PLC	439,100	697,040
		697,040
Import & Export–2.60%		
Fritz Companies, Inc.†	60,300	633,150
Li & Fung, Ltd.	1,128,000	2,829,613
		3,462,763
Insurance–5.71%		
Ace, Ltd.	32,000	534,000
AXA	12,800	1,775,604
ReliaStar Financial Corp.	36,200	1,418,588
UnumProvident Corp.	37,700	1,208,756
XL Capital, Ltd., Class A	15,300	793,688
Zurich Allied, AG	3,300	1,871,931
		7,602,567
Machinery–0.97%		
Makita Corp.	86,000	772,996
Stork, N.V.	35,900	521,750
		1,294,746

See notes to financial statements.

WORLD GROWTH STOCK PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF DECEMBER 31, 1999–CONTINUED

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Manufacturing–4.25%		
Alfa, SA de CV, Class A†	127,500	$ 598,491
Caradon, PLC	213,500	533,320
Manufacturing–Continued		
Desc, SA de CV, ADR†	13,100	219,425
Desc, SA de CV, Series B†	185,000	152,214
Grupo Imsa, SA de CV, ADR	43,000	734,806
Laird Group, PLC	238,000	928,219
McKechnie, PLC	119,100	646,844
Metso Oyj†	56,400	729,237
Varitronix International, Ltd.	483,500	1,113,353
		5,655,909
Medical Products–0.53%		
Nycomed Amersham, PLC	112,875	700,799
		700,799
Mining & Metals – Ferrous & Nonferrous–2.82%		
CONSOL Energy, Inc.	10,600	107,325
Industrias Penoles, SA	143,300	412,663
Pechiney, SA, Class A	26,136	1,858,624
WMC, Ltd.	250,800	1,378,473
		3,757,085
Mining & Metals – Precious–1.65%		
Anglo American Platinum Corp.	72,482	2,201,240
		2,201,240
Oil & Gas – Distribution & Marketing–1.05%		
BG Group, PLC	25,186	162,359
Burlington Resources, Inc.	18,000	595,125
Centrica, PLC	226,170	639,691
		1,397,175

†Non-income producing security.

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Oil & Gas – Integrated–5.12%		
Elf Aquitaine, SA	10,500	$ 1,610,203
Occidental Petroleum Corp.	41,800	903,925
Repsol, SA	111,000	2,561,111
Shell Transport & Trading Co., PLC	208,600	1,729,649
		6,804,888
Oil & Gas Producers–0.40%		
Ranger Oil, Ltd.†	172,500	534,865
		534,865
Pharmaceutical–1.83%		
AstraZeneca, PLC	28,924	1,218,851
Medeva, PLC	194,600	545,695
Ono Pharmaceutical Company, Ltd.	25,000	669,239
		2,433,785
Publishing & Printing–1.06%		
Roto Smeets de Boer, N.V.	20,500	513,681
Wolters Kluwer, N.V., CVA	26,500	892,453
		1,406,134
Real Estate–1.64%		
Jardine Matheson Holdings, Ltd.	111,600	439,704
Nationwide Health Properties, Inc.	42,600	585,750
Unibail	9,200	1,155,417
		2,180,871
Retail Stores–4.27%		
Coles Myer, Ltd.	218,312	1,123,915
Federated Department Stores, Inc.†	13,600	687,650
Hudson's Bay Co.	46,700	553,462
J.C. Penney Company, Inc.	41,500	827,406
Marks & Spencer, PLC	93,100	442,244
Matsuzakaya Company, Ltd.	154,000	458,893
Tesco, PLC	524,439	1,591,066
		5,684,636

See notes to financial statements.

WORLD GROWTH STOCK PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF DECEMBER 31, 1999–CONTINUED

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Telecommunications – Equipment & Services–4.96%		
Alcatel, SA, ADR	23,227	$ 1,045,215
MasTec, Inc.†	25,500	1,134,750
Nortel Networks Corp.	43,680	4,411,680
		6,591,645
Telecommunications – Integrated–4.06%		
Korea Telecom Corp., ADR	17,700	1,323,075
Telecomunicacoes de Sao Paulo†	17,222,060	236,221
Telefonica de Argentina, SA	27,000	833,625
Telefonos de Mexico, SA, ADR, Class L	26,700	3,003,750
		5,396,671
Telecommunications – Wireless–0.38%		
Telesp Celular, SA	9,394,500	508,094
		508,094
Textiles & Apparel–0.54%		
Yue Yuen Industrial Holdings	300,000	717,823
		717,823
Transportation–2.14%		
Airborne Freight Corp.	42,800	941,600
Arriva, PLC	54,400	212,164
Koninklijke Frans Maas Groep, N.V.	29,800	836,324
Seino Transportation Company, Ltd.	162,000	857,838
		2,847,926
Travel Services–1.06%		
Kuoni Reisen, AG	340	1,404,011
		1,404,011

†Non-income producing security.

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Utilities – Electric & Gas–6.08%		
Hongkong Electric Holdings, Ltd.	299,000	$ 934,676
Iberdrola, SA	72,900	1,005,416
Korea Electric Power Corp.	35,500	1,103,107
National Grid Group, PLC	152,670	1,158,865
National Power, PLC	121,700	703,134
Potomac Electric Power Co.	42,362	971,678
PowerGen, PLC	83,400	598,114
Texas Utilities Co.	16,000	569,000
Veba, AG	21,700	1,049,439
		8,093,429
Water Treatment–1.24%		
Kurita Water Industries, Ltd.	52,137	827,224
Thames Water, PLC	65,943	820,435
		1,647,659
TOTAL COMMON STOCK (Cost $92,993,135)		121,634,891

PREFERRED STOCK—5.33%

Company	Shares	Market Value
Banking–0.88%		
National Australia Bank, 7.875%	42,500	$ 1,174,063
		1,174,063
Broadcasting–1.28%		
ProSieben Media, AG	29,300	1,694,507
		1,694,507
Multimedia–0.85%		
News Corporation, Ltd., 5.000%	132,167	1,128,561
		1,128,561

See notes to financial statements.

WORLD GROWTH STOCK PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF DECEMBER 31, 1999–CONTINUED

PREFERRED STOCK—CONTINUED

Telecommunications – Integrated–1.83%		
Embratel Participacoes, SA, ADR	64,700	$ 1,763,075
Telecomunicacoes Brasileiras, SA, ADR	5,310	682,335
		2,445,410
Telecommunications – Wireless–0.49%		
Tele Sudeste Celular Participacoes, SA, ADR	16,800	652,050
		652,050
TOTAL PREFERRED STOCK (Cost $4,562,285)		7,094,591

†Non-income producing security.

RIGHTS AND WARRANTS—0.01%

Company	Shares	Market Value
Building Materials–0.01%		
Cemex, SA, ADR, exp. 12/13/02 @ 6.20 USD†	1,687	$ 7,011
		7,011
TOTAL RIGHTS AND WARRANTS (Cost $2,952)		7,011

FOREIGN BONDS—0.01%

Company	Principal Value	Market Value
Oil & Gas – Distribution & Marketing–0.01%		
BG Transco Holdings, PLC, 7.000%, due 12/16/24	$3,614	$ 5,810
BG Transco Holdings, PLC, Floating Rate Note, 7.057%, due 12/14/10	3,614	5,860
BG Transco Holdings, PLC, Floating Rate Note, 4.188%, due 12/14/23	3,614	5,659
		17,329
TOTAL FOREIGN BONDS (Cost $17,692)		17,329
TOTAL INVESTMENTS (Cost $97,576,064)	96.79%	128,753,822
Other assets, less liabilities	3.21	4,273,186
TOTAL NET ASSETS	100.00%	$133,027,008

See notes to financial statements.

[This page intentionally left blank]

EMERGING GROWTH PORTFOLIO

"We believe that the type of companies we seek out, those with a unique product or service and high growth rates, can continue to do well in today's environment."

—John W. Ballen and Toni Y. Shimura, Portfolio Managers—

IN THIS SECTION

INCEPTION DATE

May 1, 1995

FUND MANAGER

Massachusetts Financial Services Company

INVESTMENT OBJECTIVE AND STRATEGY

To seek long-term growth of capital by investing primarily in common stocks of small and medium-sized companies.

NET ASSETS AS OF 12/31/99

$189,472,948

NUMBER OF HOLDINGS

293

PORTFOLIO TURNOVER

163.56%

JOHN W. BALLEN
Executive Vice President

- Director, MFS Equity Portfolio Management
- Joined MFS in 1984
- Serves as MFS senior small capitalization growth equity portfolio manager
- M.B.A. from Stanford University Graduate School of Business
- B.A. from Harvard University

TONI Y. SHIMURA
Vice President, Investments

- Joined MFS in 1987
- M.B.A. from Sloan School of Management, Massachusetts Institute of Technology
- B.A. from Wellesley College

EMERGING GROWTH PORTFOLIO


Common Stock-99.40%
Cash-0.60%

TOP TEN EQUITIES	PERCENT OF PORTFOLIO‡
QUALCOMM, Inc.	9.60%
Oracle Corp.	9.31%
Cisco Systems, Inc.	6.27%
Microsoft Corp.	4.29%
JDS Uniphase Corp.	3.08%
BMC Software, Inc.	2.89%
Nortel Networks Corp.	2.52%
MCI WorldCom, Inc.	1.97%
Tyco International, Ltd.	1.94%
Sonera Oyj	1.85%

TOP TEN INDUSTRIES	PERCENT OF PORTFOLIO‡
Computer Software – Mainframe	15.01%
Computer Software – Mini & Micro	9.98%
Telecommunications – Wireless	8.03%
Telecommunications – Integrated	7.41%
Electronics – Semiconductors	6.85%
Computer Network	6.39%
Broadcasting	5.35%
Manufacturing	3.33%
Electronic Components	2.69%
Retail Stores	1.89%

‡Represents market value of investments plus cash.

For the 12 months ended December 31, 1999, the JPVF Emerging Growth Portfolio provided a total return of 76.51% (including the reinvestment of any distributions). This compares to a 21.04% return over the same period for the Standard & Poor's 500 Composite Index (the S&P 500), a popular, unmanaged index of common stock total return performance, and to a 21.26% return for the Russell 2000 Total Return Index (the Russell 2000), an unmanaged index comprised of 2,000 of the smallest U.S.-domiciled company common stocks that are traded on the New York Stock Exchange, the American Stock Exchange, and NASDAQ.

In 1999, we believed it was essential for the Portfolio to invest in high growth companies that we felt had potential to generate positive earnings surprises, relative to what Wall Street analysts expected, because the market was dealing very cruelly with firms who were missing or even just meeting earnings estimates. This led us to overweight three areas, which, in fact, drove the Portfolio's outperformance relative to the indexes: telecommunications, technology with a telecommunications focus, and, to a lesser extent, biotechnology.

In the telecommunications area, performance was helped by investments in companies in the United States, Japan, and Europe that are benefiting from a global shift toward wireless communication of both voice and data. Cellular companies we hold include NTT Mobile, the number one cellular carrier in Japan; Bouygues, one of the largest French cellular operators; Sonera, owner of the largest cellular business in Finland; and Voicestream (which recently acquired Omnipoint), one of the few remaining U.S. wireless entities not yet owned by a large telecommunications company. Although we believe each of these companies can continue to do well on its own, we expect that some of them will eventually be taken over by larger companies trying to achieve global cellular coverage. Should that occur, we believe the Portfolio will benefit from takeover-related runups in stock prices.

In the area of technology with a telecommunications focus, a holding that contributed strongly to performance this year was QUALCOMM. This company

owns the patents for the CDMA technology standard used for wireless communications in a large part of the world: North and South America, much of Asia, and potentially all of China (that deal is still pending). QUALCOMM gets a royalty on the infrastructure chips and every handset sold in those markets. This is a company we had been following for several years, and the stock price had been flat, partly because QUALCOMM had a long-standing lawsuit with Ericsson, an equipment manufacturer, over technology standards. We began to buy into QUALCOMM early in the year, believing the lawsuit would be settled in its favor. When that in fact happened, and when global wireless growth turned out to be greater than expected, the stock took off.

Our estimates put wireless penetration in the United States at about 30% of phone users, with the potential to rise to 50% - 60% as it is in Europe. Another driver of increased wireless business will be, we believe, the use of wireless devices to access data over the Internet. It appears to us that these factors point to strong demand for QUALCOMM's products over the next several years. The wonderful thing about this company is that a large part of its revenue comes from licensing an intellectual property; that part of the business has few costs, high profits, and high barriers to entry for potential competition.

In the biotechnology area, a company that contributed strongly to the Portfolio's performance was MedImmume. This pharmaceutical company developed and sells Synagis and Respigam, two drugs which appear to be the gold standard of care for babies and premature infants who get pneumonia. According to our research, these drugs will have no competition in the foreseeable future and their worldwide market is projected to be around $2.5 billion. MedImmune sales in 1999 were under $200 million, so we see the potential for strong earnings growth over the next couple of years. In addition, there appears to be the potential for MedImmune to apply these drugs to treating the lung-impaired elderly.

Another factor in the Portfolio's performance was our belief, early in the year, that some of the sectors with steady but perhaps unspectacular earnings growth were moving out of favor - particularly supermarkets, drugstores, and office supply superstores. This led us to cut back or eliminate our positions in companies that turned out to be poor performers for the year, including drugstore chains CVS and Rite Aid, supermarkets Kroger and Safeway, and office superstores Staples and Office Depot.

EMERGING GROWTH PORTFOLIO

Emerging Growth Portfolio and the Russell 2000 Index
Comparison of Change in Value of $10,000 Investment.


$50,000
40,000
30,000
20,000
10,000
0
$44,444
$20,225
5/95 6/95 12/95 6/96 12/96 6/97 12/97 6/98 12/98 6/99 12/99
Emerging Growth Portfolio
Russell 2000 Index

AVERAGE ANNUAL TOTAL RETURNS

	EMERGING GROWTH	RUSSELL 2000 INDEX
1 YEAR	76.51%	21.26%
INCEPTION	37.62%	16.27%

Commencement of operations May 1, 1995. Past performance is not predictive of future performance.

This graph compares an initial $10,000 investment made in the Emerging Growth Portfolio (the "Portfolio") at its inception with a similar investment in the Russell 2000 Index. For the purposes of this graph and the accompanying table, the average annual total return for the Portfolio reflects all recurring expenses and includes the reinvestment of all dividends and distributions.

The Russell 2000 Index is an unmanaged index and includes the reinvestment of all dividends, but does not reflect the payment of transaction costs, advisory fees or expenses that are associated with an investment in the Portfolio.

Shares of the Portfolio are offered only through the variable products of Jefferson Pilot Financial and its affiliates. Total returns do not reflect any separate account expenses imposed on the policies which may include a premium tax charge, account fees, cost of insurance, mortality expenses and surrender charges, as applicable.

Although many of these companies still have good fundamentals, we believe the market perceived that they were vulnerable to competition from Internet vendors and mega-companies like Wal-Mart. In addition, Rite Aid developed problems with accounting irregularities. So overall, we feel our performance was helped by many of our selling decisions; these enabled us to redeploy resources from areas of slowing earnings growth into what we believed would be high-earnings-growth companies in the areas we're currently excited about: telecommunications, technology, and biotech.

Looking ahead to 2000, we believe the challenge will be to continue to pick winning stocks in a difficult environment of rising interest rates and high stock valuations. Our response is to try to invest in stocks of companies which can generate positive earnings surprises because, as we mentioned earlier, in today's market it appears to us that stock prices can be dramatically impacted by even a small earnings shortfall.

Our strategy is to continue to emphasize the sectors we feel offer the greatest opportunity: telecommunications, technology, and, to a lesser extent, biotechnology. We do see the potential for a corrective period, particularly if the Fed continues to raise interest rates, because some stocks have become overvalued. But we believe that the type of companies we seek out, those with a unique product or service and high growth rates, can continue to do well in today's environment.

EMERGING GROWTH PORTFOLIO

FOR A SHARE OUTSTANDING THROUGHOUT THE YEAR

FINANCIAL HIGHLIGHTS

	Year Ended December 31, 1999	Year Ended December 31, 1998	Year Ended December 31, 1997	Year Ended December 31, 1996	Period From May 1, 1995 to December 31, 1995 (A)
Net asset value, beginning of year	$ 23.04	$ 17.47	$ 15.23	$ 13.29	$ 10.00
Income From Investment Operations					
Net investment loss	(0.10)	(0.11)	(0.07)	(0.05)	(0.04)
Net gains and losses on securities (both realized and unrealized)	17.73	5.85	3.19	2.48	3.33
Total from investment operations	17.63	5.74	3.12	2.43	3.29
Less Distributions to Shareholders					
Dividends from net investment income					
Dividends in excess of net investment income					
Distributions from capital gains		(0.06)	(0.88)	(0.49)	
Distributions in excess of capital gains		(0.11)			
Returns of capital					
Total distributions	0.00	(0.17)	(0.88)	(0.49)	0.00
Net asset value, end of year	$ 40.67	$ 23.04	$ 17.47	$ 15.23	$ 13.29
Total Return (B)	76.51%	32.93%	20.47%	18.30%	32.91%
Ratios to Average Net Assets:					
Expenses	0.94%	0.94%	1.00%	1.16%	1.63% (C)
Net investment income	(0.42%)	(0.61%)	(0.61%)	(0.48%)	(0.84%)(C)
Portfolio Turnover Rate	163.56%	77.07%	122.85%	94.58%	30.31%
Net Assets, At End of Year	$189,472,948	$95,795,377	$56,229,175	$30,794,030	$11,439,524

(A) Per share data calculated from the initial offering date, May 1, 1995, for sale to Jefferson Pilot Financial Separate Account A.

(B) Total return assumes reinvestment of all dividends during the period and does not reflect deduction of account fees and charges that apply to the separate account or related insurance policies. Investment returns and principal values will fluctuate and shares, when redeemed, may be worth more or less than the original cost. Total return figures for periods of less than one year have not been annualized.

(C) Per share data and ratios calculated on an annualized basis.

EMERGING GROWTH PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF DECEMBER 31, 1999

COMMON STOCK—99.72%

Company	Shares	Market Value
Advertising–0.26%		
Lamar Advertising Co.†	100	$ 6,056
Omnicom Group, Inc.	4,500	450,000
Telefonica Publicida de Informacion, SA†	800	38,688
		494,744
Aerospace & Defense–0.01%		
L-3 Communications Holdings, Inc.†	200	8,325
		8,325
Automotive Manufacturing–0.31%		
Toyota Motor Corp.	12,000	580,333
		580,333
Banking–0.01%		
First Tennessee National Corp.	200	5,700
		5,700
Broadcasting–5.37%		
Acme Communications, Inc.†	150	4,987
AT&T Corp. - Liberty Media Group	39,100	2,218,925
CBS Corp.†	24,400	1,560,075
Classic Communications, Inc.†	300	10,969
Clear Channel Communications, Inc.†	22,144	1,976,352
Comcast Corp.	14,700	743,269
Cox Communications, Inc.†	892	45,938
Cox Radio, Inc.†	13,800	1,376,550
EchoStar Communications Corp.†	6,800	663,000
Emmis Broadcasting Corp.†	1,600	199,425
Grupo Televisa, SA, ADR†	12,100	825,825
Hearst-Argyle Television, Inc.†	200	5,325
Infinity Broadcasting Corp.†	2,600	94,088

†Non-income producing security.

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Broadcasting–Continued		
PT Multimedia - Servicos de Telecomunicacoes e Multimedia†	440	$ 24,904
Radio One, Inc.†	700	64,400
Radio Unica Corp.†	250	7,219
Spanish Broascating Systems, Inc.†	2,700	108,675
TV Guide, Inc., Class A†	400	17,200
Univision Communications, Inc.†	1,900	194,156
USA Networks, Inc.†	300	16,575
Westwood One, Inc.†	200	15,200
		10,173,057
Building Construction–1.16%		
Bouygues, SA	3,480	2,200,942
		2,200,942
Commercial Services–0.43%		
Cendant Corp.†	29,162	774,615
Concord EFS, Inc.†	300	7,725
Professional Detailing, Inc.†	200	5,988
Quanta Services, Inc.†	200	5,650
TeleTech Holdings, Inc.†	600	20,222
		814,200
Computer Equipment & Services–0.49%		
Affiliated Computer Services, Inc.†	200	9,200
CacheFlow, Inc.†	190	24,831
CheckFree Holdings Corp.†	230	24,035
Computer Sciences Corp.†	2,800	264,950
CSG Systems International, Inc.†	4,660	185,817
Digimarc Corp.†	800	40,000
Electronics for Imaging, Inc.†	200	11,625
EMC Corp./Mass†	1,800	196,650
First Data Corp.	2,100	103,556
FutureLink Distribution Corp.†	1,300	33,800

See notes to financial statements.

EMERGING GROWTH PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF DECEMBER 31, 1999–CONTINUED

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Computer Equipment & Services–Continued		
Immersion Corp.†	90	$ 3,454
Insight Enterprises, Inc.†	150	6,094
Maxtor Corp.†	400	2,900
Seagate Technology, Inc.†	200	9,313
SmartDisk Corp.†	75	2,456
Tanning Technology Corp.†	300	17,681
		936,362
Computer Information Systems–0.07%		
J.D. Edwards & Co.†	2,600	77,675
Keane, Inc.†	400	12,700
Unisys Corp.†	500	15,969
VA Linux Systems, Inc.†	150	30,994
		137,338
Computer Network–6.41%		
Allscripts, Inc.†	350	15,400
Ancor Communications, Inc.†	1,850	125,569
Cisco Systems, Inc.†	111,180	11,910,158
Cobalt Networks, Inc.†	90	9,754
Computer Network Technology Corp.†	800	18,350
Foundry Networks, Inc.†	150	45,253
Network Associates, Inc.†	900	24,018
Predictive Systems, Inc.†	25	1,637
		12,150,139
Computer Software – Mainframe–15.06%		
Aspen Technology, Inc.†	200	5,287
BMC Software, Inc.†	68,635	5,486,510
Brio Technology, Inc.†	700	29,400
Business Objects, SA ,ADR†	1,500	200,438
Cadence Design Systems, Inc.†	27,960	671,040
Clarify, Inc.†	280	35,280
Compuware Corp.†	56,100	2,089,725

†Non-income producing security.

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Computer Software – Mainframe–Continued		
F-Secure Oyj†	100	$ 2,907
i2 Technologies, Inc.†	7,400	1,443,000
Manugistics Group, Inc.†	1,700	54,931
Mercury Interactive Corp.†	800	86,350
Metasolv Software, Inc.†	130	10,628
MicroStrategy, Inc.†	500	105,000
NetIQ Corp.†	150	7,809
Oracle Corp.†	157,925	17,697,470
Siebel Systems, Inc.†	7,200	604,800
		28,530,575
Computer Software – Mini & Micro–10.01%		
Adobe Systems, Inc.	3,800	255,550
Agile Software Corp.†	775	168,357
Computer Associates International, Inc.	42,012	2,938,214
GRIC Communications, Inc.†	70	1,776
iManage, Inc.†	30	963
Macromedia, Inc.†	3,900	285,188
McAfee.com Corp.†	310	13,950
Microsoft Corp.†	69,900	8,160,825
OnDisplay, Inc.†	40	3,635
Open Market, Inc.†	6,500	293,313
PeopleSoft, Inc.†	743	15,825
RealNetworks, Inc.†	1,000	120,312
SAP, AG, ADR	900	46,856
Softbank Corp.	500	477,749
Sun Microsystems, Inc.†	43,000	3,329,813
Symantec Corp.†	3,800	222,775
Tecnomatix Technologies, Ltd.†	500	14,375
VERITAS Software Corp.†	18,250	2,612,031
Virata Corp.†	100	2,987
		18,964,494

See notes to financial statements.

EMERGING GROWTH PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF DECEMBER 31, 1999–CONTINUED

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Cosmetics & Personal Care–0.01%		
Carson, Inc.†	8,200	$ 26,650
		26,650
Diversified Operations–0.20%		
Hutchison Whampoa, Ltd.	26,000	377,950
		377,950
Educational Services–0.14%		
Learning Tree International, Inc.†	9,700	271,600
		271,600
Electronic Components–2.70%		
Analog Devices, Inc.†	9,800	911,400
Flextronics International, Ltd.†	320	14,720
Jabil Circuit, Inc.†	160	11,680
Kyocera Corp.	10,200	2,640,809
Maxim Integrated Products, Inc.†	260	12,269
Micrel, Inc.†	200	11,388
Microchip Technology, Inc.†	170	11,634
Murata Manufacturing Company, Ltd.	1,000	234,478
Optical Coating Laboratory, Inc.	100	29,600
Sanmina Corp.†	100	9,988
SIPEX Corp.†	1,300	31,931
Solectron Corp.†	700	66,588
Synopsys, Inc.†	147	9,812
Xilinx, Inc.†	24,600	1,118,532
		5,114,829
Electronics–1.57%		
Agilent Technologies, Inc.†	1,680	129,885
Credence Systems Corp.†	200	17,300
Electro Scientific Industries, Inc.†	180	13,140
LTX Corp.†	600	13,425

†Non-income producing security.

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Electronics–Continued		
Powerwave Technologies, Inc.†	200	$ 11,675
Sony Corp.	1,500	444,043
Sony Corp., ADR	6,100	1,736,975
Teradyne, Inc.†	8,800	580,800
Thomson Multimedia†	650	34,855
		2,982,098
Electronics – Semiconductors–6.88%		
Altera Corp.†	46,700	2,314,569
Applied Materials, Inc.†	13,100	1,659,606
Applied Micro Circuits Corp.†	400	50,900
ARM Holdings, PLC	2,500	168,292
ARM Holdings, PLC, ADR†	13,860	2,654,190
ASM Lithography Holding, N.V.†	5,400	614,250
Atmel Corp.†	3,400	100,513
ATMI, Inc.†	240	7,935
Burr-Brown Corp.†	300	10,838
Caliper Technolgies Corp.†	110	7,342
Conexant Systems, Inc.†	15,900	1,055,363
Lam Research Corp.†	3,600	401,625
MIPS Technologies, Inc.†	200	10,400
Motorola, Inc.	13,600	2,002,600
National Semiconductor Corp.†	3,200	137,000
Novellus Systems, Inc.†	1,700	208,303
Photronics, Inc.†	280	8,015
QLogic Corp.†	100	15,987
Rohm Co., Ltd.	500	205,168
Sage, Inc.†	70	1,356
SDL, Inc.†	2,400	523,200
STMicroelectronics, N.V., NY Registered	2,300	348,306
Texas Instruments, Inc.	5,400	523,125
		13,028,883

See notes to financial statements.

EMERGING GROWTH PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF DECEMBER 31, 1999–CONTINUED

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Entertainment & Leisure–0.01%		
Harrah's Entertainment, Inc.†	300	$ 7,931
		7,931
Financial Services–0.82%		
American Express Co.	4,600	764,750
Lehman Brothers Holdings, Inc.†	4,300	364,156
Morgan Stanley Dean Witter & Co.	2,900	413,975
Waddell & Reed Financial, Inc.	200	5,425
		1,548,306
Food Service & Restaurants–0.01%		
Brinker International, Inc.†	200	4,800
CEC Entertainment, Inc.†	300	8,513
Papa John's International, Inc.†	100	2,606
		15,919
Healthcare–0.09%		
United Healthcare Corp.	3,100	164,688
		164,688
Internet Services–1.77%		
AGENCY.COM, Inc.†	100	5,100
Akamai Technologies, Inc.†	225	73,715
Alteon Websystems, Inc.†	100	8,775
America Online, Inc.†	5,600	422,450
BEA Systems, Inc.†	400	27,975
Breakaway Solutions, Inc.†	175	12,775
China.com Corp.†	100	7,862
CMGI, Inc.†	800	221,500
Data Return Corp.†	275	14,712
Deltathree.com, Inc.†	120	3,090
Digital Insight Corp.†	200	7,275
Ebenx, Inc.†	70	3,168

†Non-income producing security.

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Internet Services–Continued		
eSPEED, Inc.†	300	$ 10,669
FreeMarkets, Inc.†	50	17,066
Harbinger Corp.†	500	15,906
Internap Network Services Corp.†	450	77,850
Internet Commerce Corp.†	1,200	37,350
Keynote Systems, Inc.†	150	11,063
Korea Thrunet Co., Ltd.†	910	61,766
Lifeminders.com, Inc.†	100	5,775
Lycos, Inc.†	1,700	135,256
MedicaLogic, Inc.†	190	3,990
Quintus Corp.†	190	8,716
SonicWALL, Inc.†	100	4,025
Thus, PLC†	7,580	47,764
USWeb Corp.†	200	8,888
VeriSign, Inc.†	11,000	2,100,313
Women.com Networks, Inc.†	475	6,769
		3,361,563
Lodging–0.01%		
Four Seasons Hotels, Inc.	200	10,650
Hilton Hotels Corp.	434	4,179
		14,829
Machinery–0.02%		
SI Handling Systems, Inc.	4,850	46,227
		46,227
Manufacturing–3.34%		
Callaway Golf Co.	500	8,844
Corning, Inc.	4,200	541,538
Mannesmann, AG	8,750	2,100,456
Tyco International, Ltd.	94,798	3,685,272
		6,336,110

See notes to financial statements.

EMERGING GROWTH PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF DECEMBER 31, 1999–CONTINUED

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Marketing Services–0.02%		
Digital Impact, Inc.†	160	$ 8,020
DoubleClick, Inc.†	105	26,572
Harris Interactive, Inc.†	120	1,567
Mediaplex, Inc.†	130	8,158
		44,317
Medical – Biotechnology–1.85%		
Chiron Corp.†	7,300	309,337
Enzon, Inc.†	500	21,687
Genentech, Inc.†	11,100	1,492,950
Human Genome Sciences, Inc.†	1,300	198,413
IDEC Pharmaceuticals Corp.†	1,800	176,850
ImClone Systems, Inc.†	300	11,888
Immunex Corp.†	7,500	821,250
Merrill Lynch Biotech Holding Co.†	3,300	473,550
Transkaryotic Therapies, Inc.†	200	7,700
		3,513,625
Medical Products–0.02%		
Johnson & Johnson	383	35,667
		35,667
Mining & Metals – Ferrous & Nonferrous–0.00%		
Phelps Dodge Corp.	60	4,028
		4,028
Multimedia–0.12%		
Time Warner, Inc.	3,100	224,556
		224,556
Office Equipment–0.42%		
Canon, Inc.	20,000	793,317
		793,317

†Non-income producing security.

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Oil & Gas Producers–0.10%		
Noble Drilling Corp.†	5,600	$ 183,400
		183,400
Oil & Gas Services & Equipment–0.01%		
Atwood Oceanics, Inc.†	200	7,725
		7,725
Packaging & Containers–0.01%		
Smurfit-Stone Container Corp.†	300	7,350
		7,350
Pharmaceutical–1.71%		
Andrx Corp.†	200	8,462
King Pharmaceuticals, Inc.†	900	50,456
MedImmune, Inc.†	14,500	2,405,188
Sepracor, Inc.†	5,000	495,938
Teva Pharmaceutical Industries, Ltd.	4,000	286,750
		3,246,794
Photo Equipment–0.00%		
Polaroid Corp.	300	5,644
		5,644
Professional Sports–0.01%		
International Speedway Corp.†	308	15,516
		15,516
Real Estate–0.00%		
Starwood Hotels & Resorts Worldwide	200	4,700
		4,700

See notes to financial statements.

EMERGING GROWTH PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF DECEMBER 31, 1999–CONTINUED

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Retail – Internet–0.01%		
Expedia, Inc.†	170	$ 5,950
Fogdog, Inc.†	120	1,140
Tickets.com, Inc.†	325	4,652
Webvan Group, Inc.†	220	3,630
		15,372
Retail Stores–1.89%		
Autonation, Inc.†	700	6,475
Cost Plus, Inc.†	300	10,687
Fast Retailing Co., Ltd.	1,000	406,428
Home Depot, Inc., The	17,400	1,192,988
Office Depot, Inc.†	12,100	132,344
Wal-Mart Stores, Inc.	26,600	1,838,725
		3,587,647
Telecommunications – Equipment & Services–19.99%		
Airnet Communications Corp.†	280	10,185
Amdocs, Ltd.†	697	24,046
American Tower Corp., Class A†	300	9,169
Aware, Inc.†	100	3,637
CIENA Corp.†	12,600	724,500
CommScope, Inc.†	1,000	40,312
E-Tek Dynamics, Inc.†	1,100	148,087
Global Crossing Ltd.†	8,000	400,000
Hikari Tsushin, Inc.	300	600,850
iBasis, Inc.†	60	1,725
ITC^DeltaCom, Inc.†	300	8,288
JDS Uniphase Corp.†	36,300	5,855,644
Level 3 Communications, Inc.†	4,400	360,250
Lucent Technologies, Inc.	1,000	74,813
Metromedia Fiber Network, Inc.†	10,390	498,071
Microcell Telecommunications, Inc.†	10,000	328,750
Next Level Communications, Inc.†	820	61,398
Nokia Oyj, SA, ADR	17,700	3,363,000

†Non-income producing security.

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Telecommunications – Equipment & Services–Continued		
Nortel Networks Corp.	47,400	$ 4,787,400
Olivetti, SpA	188,500	543,187
PairGain Technologies, Inc.†	3,100	43,981
QUALCOMM, Inc.†	103,600	18,246,550
Sycamore Networks, Inc.†	200	61,600
Tekelec†	1,300	29,250
Telefonaktiebolaget LM Ericsson, ADR†	25,100	1,648,756
Wireless Facilities, Inc.†	110	4,799
		37,878,248
Telecommunications – Integrated–7.44%		
BCE, Inc.	3,100	279,581
DDI Corp.	131	1,791,803
Global TeleSystems Group, Inc.†	4,200	145,425
Hyperion Telecommunications, Inc.†	500	24,000
Jazztel, PLC, ADR†	2,060	134,157
KPN, N.V.	11,400	1,107,207
MCI WorldCom, Inc.†	70,608	3,746,637
Nippon Telegraph & Telephone Corp.	27	461,629
NTL, Inc.†	2,500	311,875
Qwest Communications International, Inc.†	17,000	731,000
Sonera Oyj	51,500	3,512,654
Telecom Italia, SpA	18,100	253,984
Telefonos de Mexico, SA, ADR, Class L†	10,800	1,215,000
Telephone and Data Systems, Inc.	3,000	378,000
		14,092,952

See notes to financial statements.

EMERGING GROWTH PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF DECEMBER 31, 1999–CONTINUED

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Telecommunications – Wireless–8.06%		
AirGate PCS, Inc.†	300	$ 15,825
Centennial Cellular Corp.†	200	16,575
China Telecom Hong Kong, Ltd.	136,000	850,273
CommNet Cellular, Inc.†	300	9,637
Metricom, Inc.†	200	15,725
MobilCom, AG	1,900	161,872
Nextel Communication, Inc.†	21,400	2,206,875
NTT Mobile Communication Network, Inc.	48	1,842,997
Omnipoint Corp.†	19,300	2,328,063
Partner Communications Co., Ltd.†	2,950	76,331
Powertel, Inc.†	3,300	331,237
Price Communications Corp.†	300	8,344
Sprint Corp. - PCS Group†	25,300	2,593,250
TALK.com, Inc.†	4,300	76,325
TeleCorp PCS, Inc.†	280	10,640
Telecom Italia Mobile, SpA	39,300	436,842
Tritel, Inc.†	200	6,337
United States Cellular Corp.†	200	20,188
VoiceStream Wireless Corp.†	23,000	3,273,188
Western Wireless Corp.†	14,800	987,900
		15,268,424
Telecommunications – Wireline–0.28%		
COLT Telecom Group, PLC	10,100	515,824
Time Warner Telecom, Inc.†	300	14,981
		530,805

†Non-income producing security.

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Transportation–0.00%		
Atlas Air, Inc.†	150	$ 4,116
		4,116
Travel Services–0.01%		
Pegasus Systems, Inc.†	200	12,063
		12,063
Utilities – Electric & Gas–0.61%		
Calpine Corp.†	18,100	1,158,400
		1,158,400
Wholesale Distributor–0.00%		
United Stationers, Inc.†	300	8,569
		8,569
TOTAL COMMON STOCK (Cost $98,844,155)		188,937,027
TOTAL INVESTMENTS (Cost $98,844,155)	99.72%	188,937,027
Other assets, less liabilities	0.28	535,921
TOTAL NET ASSETS	100.00%	$189,472,948

See notes to financial statements.

CAPITAL GROWTH PORTFOLIO

"We will continue to add only those positions we feel are capable of performing well in any environment, leveraging our hands-on research in an effort to provide the very best returns possible in an increasingly uncertain market."

—Mark Pinto, Portfolio Manager—

IN THIS SECTION

MARK PINTO, CFA
Vice President

- Joined Janus Capital Corporation in 1994
- 14 years of investment experience
- B.A. from Yale University
- M.B.A. from Harvard University
- Chartered Financial Analyst

INCEPTION DATE
May 30, 1992

FUND MANAGER
Janus Capital Corporation

INVESTMENT OBJECTIVE AND STRATEGY
To seek capital growth.
Realization of income is not a significant investment consideration.

NET ASSETS AS OF 12/31/99
$365,864,399

NUMBER OF HOLDINGS
43

PORTFOLIO TURNOVER
41.65%

CAPITAL GROWTH PORTFOLIO


Common Stock-97.81%
Cash-2.19%

TOP TEN EQUITIES	PERCENT OF PORTFOLIO‡
Nokia Oyj, SA, ADR	6.47%
Cisco Systems, Inc.	5.15%
Time Warner, Inc.	4.80%
Microsoft Corp.	4.44%
Comcast Corp.	4.17%
EMC Corp./Mass	3.80%
General Electric Co.	3.76%
Sun Microsystems, Inc.	3.45%
Applied Materials, Inc.	3.36%
Dell Computer Corp.	2.74%

TOP TEN INDUSTRIES	PERCENT OF PORTFOLIO‡
Electronics – Semiconductors	9.41%
Broadcasting	8.92%
Telecommunications – Equipment & Services	8.30%
Computer Software – Mini & Micro	7.89%
Financial Services	7.82%
Multimedia	7.27%
Retail Stores	6.55%
Computer Equipment & Services	6.53%
Telecommunications – Wireless	6.20%
Computer Network	5.15%

‡Represents market value of investments plus cash.

Growth stocks, particularly technology-related issues, registered the market's most dramatic gains during the second half of 1999. Other sectors also fared moderately well and the market finished the period higher despite a brief retrenchment in the early fall. Notably, the market's strength came despite a persistent rise in interest rates, increasing uneasiness surrounding the inflation outlook and growing concerns that the U.S. economy was expanding too quickly for its own good.

The JPVF Capital Growth Portfolio performed well in this environment, as strength among our wireless, technology and media stocks allowed us to outpace our benchmark, the S&P 500 Index. Wireless handset leader Nokia, aided by a strong third quarter earnings release and accelerating industry-wide growth, was one of our most notable performers. In technology, Sun Microsystems and Cisco Systems, two companies that operate behind the scenes of explosive growth in Internet traffic, also contributed to performance. EMC Corp., a dominant player in the enterprise storage market, was another standout. Our media positions also turned in an impressive performance. September's announced merger between CBS and Viacom was well received by the

CAPITAL GROWTH PORTFOLIO

market, and both companies gained during the period. Liberty Media and Time Warner also traded higher, aided by the strongest advertising market on record and excitement surrounding the pace of industry consolidation.

Despite these and other gains, there were disappointments. Rising interest rates held back rate-sensitive financial shares, and our position in Fannie Mae gave ground as a result. Drug maker Schering-Plough was another disappointment, as the environment for large cap pharmaceuticals remained depressed.

Looking forward, we believe our continued efforts to increase the growth profile of the Portfolio, characterized this quarter by a willingness to trade out of some of the Portfolio's slowest growers, will continue to pay off in coming months. Meanwhile, we will continue to add only those positions we feel are capable of performing well in any environment, leveraging our hands-on research in an effort to provide the very best returns possible in an increasingly uncertain market.

Capital Growth Portfolio and the S&P 500 Index
Comparison of Change in Value of $10,000 Investment.


$80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
$67,270
$42,118
5/92
12/92
12/93
12/94
12/95
12/96
12/97
12/98
12/99
Capital Growth Portfolio
S&P 500 Index

AVERAGE ANNUAL TOTAL RETURNS

	CAPITAL GROWTH	S&P 500 INDEX
1 YEAR	44.66%	21.04%
5 YEARS	34.38%	28.51%
INCEPTION	28.21%	20.62%

Commencement of operations May 1, 1992. Past performance is not predictive of future performance.

This graph compares an initial $10,000 investment made in the Capital Growth Portfolio (the "Portfolio") at its inception with a similar investment in the S&P 500 Index. For the purposes of this graph and the accompanying table, the average annual total return for the Portfolio reflects all recurring expenses and includes the reinvestment of all dividends and distributions.

The S&P 500 Index is an unmanaged index and includes the reinvestment of all dividends, but does not reflect the payment of transaction costs, advisory fees or expenses that are associated with an investment in the Portfolio.

Shares of the Portfolio are offered only through the variable products of Jefferson Pilot Financial and its affiliates. Total returns do not reflect any separate account expenses imposed on the policies which may include a premium tax charge, account fees, cost of insurance, mortality expenses and surrender charges, as applicable.

CAPITAL GROWTH PORTFOLIO

FOR A SHARE OUTSTANDING THROUGHOUT THE YEAR

FINANCIAL HIGHLIGHTS

	Year Ended December 31, 1999	Year Ended December 31, 1998	Year Ended December 31, 1997	Year Ended December 31, 1996	Year Ended December 31, 1995
Net asset value, beginning of year	$ 27.90	$ 21.23	$ 17.26	$ 17.38	$ 13.38
Income From Investment Operations					
Net investment income (loss)	(0.12)	(0.09)		0.05	0.03
Net gains and losses on securities (both realized and unrealized)	12.31	8.25	4.99	3.24	5.56
Total from investment operations	12.19	8.16	4.99	3.29	5.59
Less Distributions to Shareholders					
Dividends from net investment income				(0.05)	(0.03)
Dividends in excess of net investment income					
Distributions from capital gains	(0.82)	(1.49)	(0.81)	(3.36)	(1.56)
Distributions in excess of capital gains			(0.21)		
Returns of capital					
Total distributions	(0.82)	(1.49)	(1.02)	(3.41)	(1.59)
Net asset value, end of year	$ 39.27	$ 27.90	$ 21.23	$ 17.26	$ 17.38
Total Return (A)	44.65%	38.47%	29.41%	19.25%	41.74%
Ratios to Average Net Assets:					
Expenses	1.03%	1.09%	1.09%	1.13%	1.15%
Net investment income	(0.42%)	(0.38%)	0.02%	0.30%	0.21%
Portfolio Turnover Rate	41.65%	54.58%	91.66%	147.82%	170.32%
Net Assets, At End of Year	$365,864,399	$198,002,451	$124,123,995	$70,832,162	$49,853,029

(A) Total return assumes reinvestment of all dividends during the year and does not reflect deduction of account fees and charges that apply to the separate account or related insurance policies. Investment returns and principal values will fluctuate and shares, when redeemed, may be worth more or less than the original cost.

CAPITAL GROWTH PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF DECEMBER 31, 1999

COMMON STOCK—97.87 %

Company	Shares	Market Value
Airlines–1.03%		
Southwest Airlines Co.	233,065	$ 3,772,739
		3,772,739
Banking–3.99%		
Bank of New York Company, Inc. ,The	222,095	8,883,800
Citigroup, Inc.	103,112	5,729,161
		14,612,961
Beverages–1.31%		
Anheuser-Busch Companies, Inc.	67,675	4,796,466
		4,796,466
Broadcasting–8.93%		
AT&T Corp. - Liberty Media Group	156,700	8,892,725
Cablevision Systems Corp.†	26,430	1,995,465
CBS Corp.†	102,020	6,522,904
Comcast Corp.	301,805	15,260,015
		32,671,109
Computer Equipment & Services–6.54%		
Dell Computer Corp.†	196,340	10,013,340
EMC Corp./Mass†	127,200	13,896,600
		23,909,940
Computer Network–5.15%		
Cisco Systems, Inc.†	176,021	18,856,250
		18,856,250
Computer Software – Mini & Micro–7.89%		
Microsoft Corp.†	139,110	16,241,093
Sun Microsystems, Inc.†	163,050	12,626,184
		28,867,277

†Non-income producing security.

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Electronics – Components–2.62%		
Linear Technology Corp.	134,100	$ 9,596,531
		9,596,531
Electronics – Semiconductors–9.41%		
Applied Materials, Inc.†	97,200	12,314,025
ASM Lithography Holding, N.V.†	83,875	9,540,781
Taiwan Semiconductor Manufacturing Co., Ltd.†	134,100	6,034,500
Texas Instruments, Inc.	67,520	6,541,000
		34,430,306
Entertainment & Leisure–3.06%		
Autotote Corp., Class A†	4,672	15,184
Carnival Corp.	119,565	5,716,702
MGM Grand, Inc.	108,235	5,445,573
		11,177,459
Financial Services–7.82%		
American Express Co.	51,620	8,581,825
Charles Schwab Corp., The	142,274	5,459,765
Fannie Mae	77,900	4,863,881
Morgan Stanley Dean Witter & Co.	67,985	9,704,859
		28,610,330
Manufacturing–5.06%		
General Electric Co.	88,855	13,750,311
Tyco International, Ltd.	122,110	4,747,026
		18,497,337
Multimedia–7.28%		
Time Warner, Inc.	242,615	17,574,424
Viacom, Inc., Class B†	149,775	9,052,027
		26,626,451

See notes to financial statements.

CAPITAL GROWTH PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF DECEMBER 31, 1999–CONTINUED

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Office Equipment–0.67%		
Pitney Bowes, Inc.	50,815	$ 2,455,000
		2,455,000
Oil & Gas – Distribution & Marketing–1.58%		
Enron Corp.	129,925	5,765,422
		5,765,422
Pharmaceutical–1.86%		
Schering-Plough Corp.	51,800	2,185,312
Warner-Lambert Co.	56,450	4,625,372
		6,810,684
Retail Stores–6.56%		
Costco Wholesale Corp.†	58,325	5,322,156
Home Depot, Inc., The	119,078	8,164,251
Staples, Inc.	218,115	4,525,886
Wal-Mart Stores, Inc.	86,425	5,974,128
		23,986,421

†Non-income producing security.

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Telecommunications – Equipment & Services–8.31%		
Lucent Technologies, Inc.	89,825	$ 6,720,033
Nokia Oyj, SA, ADR	124,630	23,679,700
		30,399,733
Telecommunications – Integrated–2.60%		
Telefonica, SA, ADR†	120,745	9,516,215
		9,516,215
Telecommunications – Wireless–6.20%		
Nextel Communication Inc.†	78,180	8,062,313
Sprint Corp. - PCS Group†	96,160	9,856,400
Vodafone Airtouch PLC	96,400	4,771,800
		22,690,513
TOTAL COMMON STOCK		
(Cost $201,232,568)		358,049,144
TOTAL INVESTMENTS		
(Cost $201,232,568)	97.87%	358,049,144
Other assets, less liabilities	2.13	7,815,255
TOTAL NET ASSETS	100.00%	$365,864,399

See notes to financial statements.

SMALL COMPANY PORTFOLIO

"Based on our belief that many small companies currently have attractive fundamentals and offer very good relative value versus large-company stocks, we expect small-cap stocks to deliver good relative performance in the future."

—Stephen J. McGruder, Portfolio Manager—

IN THIS SECTION

STEPHEN J. McGRUDER, CFA
Partner

- Joined Lord, Abbett in 1995
- Nearly 30 years of industry experience
- B.S. from Stanford University
- B.A. in Business Economics from Claremont McKenna College
- Chartered Financial Analyst

INCEPTION DATE
April 18, 1986

FUND MANAGER
Lord, Abbett and Company

INVESTMENT OBJECTIVE AND STRATEGY
To achieve growth of capital by investing in a diversified portfolio primarily of U.S. equity securities issued by small companies.

NET ASSETS AS OF 12/31/99
$92,991,539

NUMBER OF HOLDINGS
150

PORTFOLIO TURNOVER
143.95%

SMALL COMPANY PORTFOLIO


Common Stock-97.64%
Cash-2.36%

TOP TEN EQUITIES	PERCENT OF PORTFOLIO‡
S1 Corp.	2.61%
MICROS Systems, Inc.	2.55%
NBC Internet, Inc.	2.49%
Plantronics, Inc.	2.47%
Sawtek, Inc.	2.34%
RadiSys Corp.	2.14%
Xircom, Inc.	2.09%
TeleTech Holdings, Inc.	2.07%
Cambridge Technology Partners, Inc.	1.95%
Advanced Digital Information Corp.	1.62%

TOP TEN INDUSTRIES	PERCENT OF PORTFOLIO‡
Computer Equipment & Services	11.18%
Computer Software – Mini & Micro	8.86%
Internet Services	8.21%
Commercial Services	7.99%
Telecommunications – Equipment & Services	5.66%
Textiles & Apparel	5.20%
Retail Stores	4.81%
Computer Information Systems	4.27%
Electronic Components	3.60%
Medical Products	3.42%

‡Represents market value of investments plus cash.

The Portfolio invests in stocks of developing companies which involve greater risk and are generally more volatile than investments in mature companies.

Market Review

1999 was an interesting year for the stock markets. Many of the broad indexes (S&P 500, Russell 2000, etc) posted returns in excess of 20%. However, overall performance of these indexes was driven by a relatively narrow group of stocks. Stocks of technology and Internet companies, which were subject to some volatility, influenced performance the most in the small-cap growth sector throughout the year.

Portfolio Review

For the six month period ending December 31, 1999, JPVF Small Company Portfolio returned 15.27%, exceeding the 10.96% performance of the Russell 2000 Index, but lagging the 26.83% performance of the Russell 2000 Growth Index. One reason for the different performances of these two indexes is that only a few growth-oriented companies, primarily in the technology sector and with market capitalizations in excess of $1 billion, contributed to the strong performance of the Russell 2000 Growth Index.

Careful bottom-up stock selection contributed to the Portfolio's positive return throughout the year. The Portfolio's overall performance was most significantly affected by our overweighting in the technology sector, which benefited from rapid multiple expansion and strong earnings growth. In addition, the Portfolio was overweighted in the retail and leisure industries, where we uncovered several opportunities as a result of our ongoing, proprietary research.

We reduced our exposure to the healthcare stocks as influence from Washington, D.C. and market speculation regarding possible government intervention, made 1999 a disappointing year for the healthcare sector. Many information technology (IT) services companies also experienced some difficulty surrounding Y2K spending. In addition, the Portfolio was underweighted in financial services

SMALL COMPANY PORTFOLIO

stocks, because we did not believe this area offered the long-term earnings growth potential we sought. With the exception of a resurgence in energy stocks, we saw very few "themes" emerge during the third quarter. Our best investment returns were company-specific rather than sector-wide.

For the remainder of the year, we continued our aggressive pursuit of companies with strong earnings and the potential for outstanding growth. The Portfolio's performance was positively impacted by companies in the technology outsourcing area that focus on helping corporate America implement and operate Internet businesses. Some of the smallest companies we owned posted earnings slightly below expectations, in some cases citing business slowdowns due to anticipated Y2K problems. The technology weighting in the Portfolio expanded solely as a function of the strong performance by companies in the technology universe in recent months.

Outlook

We are encouraged that the economy continues to exhibit steady growth, but remain watchful of consumer debt levels and interest rates, as well as overall consumer confidence. In the New Year, we believe that many small companies will experience solid earnings growth. Based on our belief that many small companies currently have attractive fundamentals and offer very good relative value versus large-company stocks, we expect small-cap stocks to deliver good relative performance in the future. The Portfolio management team continues to focus on companies with strong earnings potential and outstanding growth prospects across a diverse group of industries.

Small Company Portfolio, S&P 500 and Russell 2000 Growth Index(1)

Comparison of Change in Value of $10,000 Investment.


$100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
4/86 12/86
12/89
12/91
12/93
12/95
12/97
12/99
$90,074
$50,480
$40,489
Small Company Portfolio
S&P 500 Index
Russell 2000 Growth

AVERAGE ANNUAL TOTAL RETURNS

	SMALL COMPANY	S&P 500 INDEX	RUSSELL 2000 GROWTH INDEX (1)
1 YEAR	14.20%	21.04%	43.09%
5 YEAR	13.47%	28.51%	18.99%
10 YEAR	12.41%	18.17%	13.51%
INCEPTION	12.53%	17.39%	10.76%

Commencement of operations April 18, 1986. Past performance is not predictive of future performance.

This graph compares an initial $10,000 investment made in the Small Company Portfolio (the "Portfolio") formerly the Domestic Growth Stock Portfolio, at its inception with a similar investment in the S&P 500 Index and the Russell 200 Growth Index. For the purposes of this graph and the accompanying table, the average annual total return for the Portfolio reflects all recurring expenses and includes the reinvestment of all dividends and distributions.

The S&P 500 Index and the Russell 2000 Growth Index are unmanaged indices and include the reinvestment of all dividends, but do not reflect the payment of transaction costs, advisory fees or expenses that are associated with an investment in the Portfolio.

Shares of the Portfolio are offered only through the variable products of Jefferson Pilot Financial and its affiliates. Total returns do not reflect any separate account expenses imposed on the policies which may include a premium tax charge, account fees, cost of insurance, mortality expenses and surrender charges, as applicable.

(1) Effective May 1, 1999, the performance benchmark of the Portfolio has been changed from the S&P 500 Index to the Russell 2000 Growth Index. The Russell 2000 Growth Index better represents the investment style and objective of the Portfolio by including a broader blend of small capitalization stocks.

SMALL COMPANY PORTFOLIO

FOR A SHARE OUTSTANDING THROUGHOUT THE YEAR

FINANCIAL HIGHLIGHTS

	Year Ended December 31, 1999	Year Ended December 31, 1998	Year Ended December 31, 1997	Year Ended December 31, 1996	Year Ended December 31, 1995
Net asset value, beginning of year	$ 16.24	$ 20.43	$ 18.19	$ 17.87	$ 15.94
Income From Investment Operations					
Net investment income (loss)	(0.02)	0.22	0.09	0.06	0.15
Net gains and losses on securities (both realized and unrealized)	2.22	(2.59)	4.17	2.85	4.48
Total from investment operations	2.20	(2.37)	4.26	2.91	4.63
Less Distributions to Shareholders					
Dividends from net investment income	(0.02)	(0.19)	(0.09)	(0.06)	(0.15)
Dividends in excess of net investment income					
Distributions from capital gains	(0.37)	(1.63)	(1.93)	(2.53)	(2.55)
Distributions in excess of capital gains					
Returns of capital					
Total distributions	(0.39)	(1.82)	(2.02)	(2.59)	(2.70)
Net asset value, end of year	$ 18.05	$ 16.24	$ 20.43	$ 18.19	$ 17.87
Total Return (A)	14.20%	(11.78%)	23.60%	16.46%	29.72%
Ratios to Average Net Assets:					
Expenses	0.86%	0.87%	0.83%	0.85%	0.87%
Net investment income	(0.14%)	1.23%	0.47%	0.31%	0.95%
Portfolio Turnover Rate	143.95%	43.06%	52.92%	49.75%	64.17%
Net Assets, At End of Year	$92,991,539	$78,343,648	$81,505,107	$62,166,366	$48,517,886

(A) Total return assumes reinvestment of all dividends during the year and does not reflect deduction of account fees and charges that apply to the separate account or related insurance policies. Investment returns and principal values will fluctuate and shares, when redeemed, may be worth more or less than the original cost.

SMALL COMPANY PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF DECEMBER 31, 1999

COMMON STOCK—94.61%

Company	Shares	Market Value
Aerospace & Defense–2.04%		
Armor Holdings, Inc.†	61,500	$ 807,188
Orbital Sciences Corp.†	58,900	1,093,331
		1,900,519
Airlines–0.34%		
Frontier Airlines, Inc.†	27,900	317,363
		317,363
Banking–0.24%		
Net.B@nk, Inc.†	11,900	220,150
		220,150
Broadcasting–0.29%		
Salem Communications Corp.†	11,900	269,238
		269,238
Building Construction–0.51%		
Crossmann Communities, Inc.†	30,600	474,300
		474,300
Chemicals–0.87%		
OM Group, Inc.	23,600	812,725
		812,725
Commercial Services–7.74%		
Acxiom Corp.†	36,100	866,400
Caribiner International, Inc.†	58,500	212,063
Cornell Corrections, Inc.†	34,000	284,750
Express Scripts, Inc†	8,600	550,400
Healthcare Services Group, Inc.†	44,500	311,500
Hooper Holmes, Inc.	38,300	986,225
Iron Mountain, Inc.†	30,500	1,199,031
Kroll-O'Gara Co., The†	11,300	186,450

†Non-income producing security.

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Commercial Services–Continued		
McGrath RentCorp	22,300	$ 390,250
MemberWorks, Inc.†	7,500	248,906
TeleTech Holdings, Inc.†	55,400	1,867,152
US Oncology, Inc.†	18,800	92,825
		7,195,952
Computer Equipment & Services–10.84%		
Advanced Digital Information Corp.†	30,100	1,463,612
CheckFree Holdings Corp.†	4,100	428,450
Ciber, Inc.†	30,800	847,000
Computer Horizons Corp.†	47,400	767,287
In Focus Systems, Inc.†	25,400	588,963
Insight Enterprises, Inc.†	16,000	650,000
MicroTouch Systems, Inc.†	27,500	347,187
NVIDIA Corp.†	13,300	624,269
RadiSys Corp.†	37,750	1,925,250
SCB Computer Technology, Inc.†	43,400	135,625
Sykes Enterprises, Inc.†	9,500	416,813
Xircom, Inc.†	25,100	1,882,500
		10,076,956
Computer Information & Technology–0.45%		
Complete Business Solutions, Inc.†	5,000	125,625
Technology Solutions Co.†	9,000	294,750
		420,375
Computer Information Systems–4.14%		
Dendrite International, Inc.†	14,450	489,494
Mastech Corp.†	28,300	700,425
MICROS Systems, Inc.†	31,100	2,301,400
National Computer Systems, Inc.	9,500	357,437
		3,848,756

See notes to financial statements.

SMALL COMPANY PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF DECEMBER 31, 1999–CONTINUED

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Computer Network–0.22%		
FVC.COM, Inc.†	17,700	$ 206,869
		206,869
Computer Software – Mainframe–0.29%		
Aspect Developement, Inc.†	4,000	274,000
		274,000
Computer Software – Mini & Micro–8.58%		
Activision, Inc.†	35,900	549,719
Best Software, Inc.†	27,100	799,450
Caere Corp.†	40,100	293,231
Cambridge Technology Partners, Inc.†	67,000	1,758,750
Daleen Technologies, Inc.†	8,500	185,937
eCollege.com†	23,500	257,031
Exchange Application, Inc.†	8,500	474,937
IMRglobal Corp.†	54,200	680,887
InfoCure Corp.†	8,000	249,500
Landmark Systems Corp.†	50,200	523,963
National Instruments Corp.†	16,050	613,913
Optio Software, Inc.†	14,000	329,000
Phoenix Technologies, Ltd.†	10,500	166,031
Primus Knowledge Solutions, Inc.†	14,200	643,438
THQ, Inc.†	7,500	173,906
Transaction Systems Architects, Inc.†	10,000	280,000
		7,979,693
Consulting Services–1.29%		
Diamond Technology Partners, Inc.†	13,400	1,151,562
First Consulting Group, Inc.†	2,600	40,300
Renaissance Worldwide, Inc.†	1,200	8,850
		1,200,712

†Non-income producing security.

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Cosmetics & Personal Care–0.41%		
Steiner Leisure, Ltd.†	10,600	$ 176,888
Twinlab Corp.†	26,200	207,962
		384,850
Electrical Equipment–0.71%		
SLI, Inc.†	49,000	664,563
		664,563
Electronic Components–3.48%		
Sawtek, Inc.†	31,700	2,110,031
Technitrol, Inc.	25,400	1,130,300
		3,240,331
Electronics–2.31%		
Ampex Corp.†	67,900	369,206
Analogic Corp.	18,000	594,000
Artesyn Technologies†	32,300	678,300
EMS Technologies, Inc.†	13,800	162,150
LeCroy Corp.†	27,800	340,550
		2,144,206
Electronics – Semiconductors–1.03%		
American Xtal Technology, Inc.†	23,700	413,269
Rudolph Technologies, Inc.†	16,100	539,350
		952,619
Entertainment & Leisure–0.68%		
Bally Total Fitness Holding Corp.†	8,100	216,169
Cinar Corp.†	17,000	416,500
		632,669
Environmental Controls–0.23%		
U S Liquids, Inc.†	25,800	216,075
		216,075

See notes to financial statements.

SMALL COMPANY PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF DECEMBER 31, 1999–CONTINUED

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Financial Services–0.23%		
Federal Agricultural Mortgage Corp.†	10,800	$ 218,025
		218,025
Food Products–0.89%		
Horizon Organic Holding Corp.†	22,700	170,250
Northland Cranberries, Inc.	30,000	180,000
Smithfield Foods, Inc.†	19,800	475,200
		825,450
Healthcare–1.08%		
Apria Healthcare Group, Inc.†	38,600	692,387
Matria Healthcare, Inc.†	75,100	309,788
		1,002,175
Human Resources–0.92%		
Butler International , Inc.†	24,650	271,150
Labor Ready, Inc.†	27,000	327,375
Modis Professional Services, Inc.†	18,000	256,500
		855,025
Internet Services–7.96%		
Alloy Online, Inc.†	12,000	189,000
Jupiter Communications, Inc.†	7,500	226,875
Lionbridge Technologies, Inc.†	11,500	209,875
NBC Internet, Inc.†	29,100	2,247,975
S1 Corp.†	30,100	2,351,563
Student Advantage, Inc.†	49,800	1,104,937
USWeb Corp.†	24,100	1,070,944
		7,401,169
Machinery–0.39%		
Flow International Corp.†	31,700	360,588
		360,588

†Non-income producing security.

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Manufacturing–2.53%		
Cable Design Technologies Corp.†	21,400	$ 492,200
Identix, Inc.†	42,200	382,438
JLG Industries, Inc.	16,300	259,781
Matthews International Corp.	24,100	662,750
Meade Instruments Corp.†	100	2,850
Westinghouse Air Brake Co.	31,350	556,462
		2,356,481
Medical Products–3.32%		
Arrow International, Inc.	14,200	411,800
ATS Medical, Inc.†	50,300	751,356
Coherent, Inc.†	24,100	644,675
Hanger Orthopedic Group, Inc.†	47,200	472,000
Orthofix International, N.V.†	15,300	218,981
SonoSite, Inc.†	8,000	253,000
Theragenics Corp.†	36,700	332,594
		3,084,406
Mining & Metals – Precious–1.40%		
Stillwater Mining Co.†	40,900	1,303,688
		1,303,688
Oil & Gas – Distribution & Marketing–0.22%		
TransMontaigne, Inc.†	29,400	205,800
		205,800
Oil & Gas Producers–2.92%		
Evergreen Resources, Inc.†	35,000	691,250
Harken Energy Corp.†	115,300	86,475
Louis Dreyfus Natural Gas Corp.†	29,600	536,500
Stone Energy Corp.†	16,400	584,250
Vintage Petroleum, Inc.†	67,400	813,012
		2,711,487

See notes to financial statements.

SMALL COMPANY PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF DECEMBER 31, 1999–CONTINUED

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Oil & Gas Services & Equipment–1.54%		
Core Laboratories, N.V.†	58,100	$ 1,165,631
Seitel, Inc.†	39,600	267,300
		1,432,931
Pharmaceutical–1.37%		
Albany Molecular Research, Inc.†	11,700	356,850
ICOS Corp.†	13,500	394,875
PathoGenesis Corp.†	24,200	518,787
		1,270,512
Professional Sports–0.61%		
Championship Auto Racing Teams, Inc.†	24,600	565,800
		565,800
Real Estate–0.51%		
Catellus Development Corp.†	16,000	205,000
Healthcare Realty Trust, Inc.	17,100	267,187
		472,187
Retail – Internet–0.13%		
iGo Corp.†	13,200	119,625
		119,625
Retail Stores–4.66%		
Ames Department Stores, Inc.†	21,800	628,112
Cost Plus, Inc.†	15,960	568,575
Pacific Sunwear of California, Inc.†	27,550	878,156
Shoe Carnival, Inc.†	35,600	358,225
Stage Stores, Inc.†	69,500	160,719
Tuesday Morning Corp.†	11,700	215,719

†Non-income producing security.

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Retail Stores–Continued		
Whole Foods Market, Inc.†	20,600	$ 955,325
Wild Oats Markets, Inc.†	15,150	336,141
Zany Brainy, Inc.†	22,800	233,700
		4,334,672
Telecommunications – Equipment & Services–5.49%		
CellStar Corp.†	91,200	900,600
Netro Corp.†	8,000	408,000
PairGain Technologies, Inc.†	49,600	703,700
Plantronics, Inc.†	31,100	2,225,594
SBA Communications Corp.†	46,100	864,375
		5,102,269
Telecommunications – Integrated–1.17%		
GST Telecommunications, Inc.†	28,500	258,281
MGC Communications, Inc.†	16,300	827,225
		1,085,506
Telecommunications – Wireless–2.24%		
Boston Communications Group†	38,100	200,025
Clearnet Communications, Inc.†	36,800	1,265,000
TALK.com, Inc.†	34,800	617,700
		2,082,725
Textiles & Apparel–5.04%		
Cutter & Buck, Inc.†	5,500	83,187
G & K Services, Inc.	15,600	505,050
Kenneth Cole Productions, Inc.†	20,500	937,875
Quicksilver, Inc.†	45,000	697,500
Skechers U.S.A., Inc.†	47,200	179,950
Tarrant Apparel Group†	26,600	256,025
Timberland Co., The†	23,300	1,231,987
Tropical Sportswear International Corp.†	22,500	362,813
Vans, Inc.†	35,300	432,425
		4,686,812

See notes to financial statements.

SMALL COMPANY PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF DECEMBER 31, 1999–CONTINUED

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Travel Services–2.27%		
American Classic Voyages Co.†	26,000	$ 910,000
Pegasus Systems, Inc.†	19,900	1,200,219
		2,110,219
Utilities – Electric & Gas–1.03%		
Independent Energy Holdings, PLC, ADR†	28,700	956,069
		956,069
TOTAL COMMON STOCK (Cost $75,891,216)		87,976,542
TOTAL INVESTMENTS (Cost $75,891,216)	94.61%	87,976,542
Other assets, less liabilities	5.39	5,014,997
TOTAL NET ASSETS	100.00%	$92,991,539

†Non-income producing security.

See notes to financial statements.

[This page intentionally left blank]

GROWTH PORTFOLIO

"As growth investors, our investment team is constantly on the look out for investments exhibiting sustainable fundamental improvement, regardless of industry, in order to consistently outperform the broader market averages."

—Ronald C. Ognar, Portfolio Manager—

IN THIS SECTION

RONALD C. OGNAR, CFA

- Joined Strong in 1993
- 31 years of investment experience
- B.S. from University of Illinois
- Chartered Financial Analyst

INCEPTION DATE

January 1, 1998

FUND MANAGER

Strong Capital Management, Inc.

INVESTMENT OBJECTIVE AND STRATEGY

To seek capital growth by investing primarily in equity securities.

NET ASSETS AS OF 12/31/99

$44,334,220

NUMBER OF HOLDINGS

110

PORTFOLIO TURNOVER

326.19%

GROWTH PORTFOLIO


Common Stock-92.48%
Cash-7.52%

TOP TEN EQUITIES	PERCENT OF PORTFOLIO‡
JDS Uniphase Corp.	4.96%
Cisco Systems, Inc.	4.73%
VeriSign, Inc.	3.36%
VERITAS Software Corp.	2.83%
Juniper Networks, Inc.	2.24%
MedImmune, Inc.	2.19%
Home Depot, Inc., The	2.03%
QUALCOMM, Inc.	1.86%
BroadVision, Inc.	1.79%
E-Tek Dynamics, Inc.	1.78%

TOP TEN INDUSTRIES	PERCENT OF PORTFOLIO‡
Telecommunications – Equipment & Services	13.32%
Computer Software – Mini & Micro	12.67%
Internet Services	9.73%
Computer Network	8.50%
Computer Software – Mainframe	5.42%
Retail Stores	5.32%
Broadcasting	5.22%
Medical – Biotechnology	4.84%
Electronics – Semiconductors	3.66%
Pharmaceutical	3.62%

‡Represents market value of investments plus cash.

Domestic economic fundamentals continued to drive the market in the second half of 1999. As the economy (and stock market) continued its torrid pace, the Federal Reserve became very vocal expressing their desire to keep inflation in check. Every release of economic data was scrutinized for signs of inflation and economic overheating. As a result, the market had a very bearish tone throughout the year as any negative economic news generally prompted greater market reaction than did positive news. The Fed subsequently took back the three easements of 1998, with three 25bp tightenings in 1999.

Much of the market's concern was centered around the economy growing at a rate faster than the so-called sustainable rate. Through the end of the third quarter, the economy had grown at an annualized rate of 3.8 percent. Forecasts for the fourth quarter are in the 4.75 to 5.75 percent range. This robust growth and the economy's ability to create jobs pushed down the unemployment rate to a 29 year low of 4.1 percent and are depleting the pool of available workers to the consternation of the Fed. The Fed's fear is that this shortage of workers will ultimately lead to higher wages and an increase in inflation. Thanks largely to improvements in productivity, excess global capacity and fierce competition, this has not yet happened. In fact, observed inflation remains largely in check. Although CPI, through the end of November, was up an annualized 2.7 percent, versus a 1.6- percent rate in 1998, this was largely the result of a surge in energy prices. A more dependable measure of underlying inflationary pressures is the core rate of inflation, which excludes the energy and food components. The core rate was up 2.0 percent through November, compared to a 2.3 percent rise in the comparable period in 1998.

The JPVF Growth Portfolio finished 1999 with a strong 80.36% year-to-date return, compared to the S&P 500 Index return of 21.04%. After a lackluster return of -0.31% in the third quarter, the Portfolio, driven by technology, returned 57.11% in the fourth quarter. Our telecommunications, computer software, Internet-related issues, semiconductors, and biogenetics selections added strong relative performance to the Portfolio. Our underweight in financials also added

GROWTH PORTFOLIO

to relative performance, as rising interest rates hindered the sectors performance. We are maintaining our overweights in technology, as well as out underweights in financials, utilities, consumer cyclicals and capital equipment. The remaining sector's are near market weightings.

The prospects for leading semiconductor companies continue to improve, driven by the rapid build-out of the Internet, the need for enhanced transmission capacity (bandwidth), and signs of accelerating Asian demand. Following a sharp correction in the second quarter, we have increased our exposure to Internet-related issues, with particular emphasis on Internet infrastructure beneficiaries. As the "Net" grows in depth and scope, E-commerce software enablers and companies involved in the expansion of its infrastructure are likely to prosper.

The growth of the Internet and its acceptance as an important source of competitive advantage should continue to enhance the prospects of companies engaged in business to business commerce, wireless connectivity, Internet content, bandwidth expansion, the building of new brands and a host of other applications. The successful implementation of technology remains an essential source of global competitiveness with superior returns on capital and market share gains the principal result.

Growth Portfolio and Russell Midcap Growth Index
Comparison of Change in Value of $10,000 Investment.


$25,000
20,000
15,000
10,000
5,000
0
1/98
3/98
6/98
9/98
12/98
3/99
6/99
9/99
12/99
$23,652
$17,904
Growth Portfolio
Russell Midcap Growth Index

During the next six months, we expect the U.S. economy to continue to grow at a more moderate pace. We expect the Fed to remain vigilant, poised to nudge interest rates preemptively higher to offset signs of inflationary pressure. In our view, companies able to generate unit growth will continue to be the big winners (without an increase in pricing, unit growth supports the higher revenue run rates needed to offset cost pressures) in this environment. Our preference is for pure plays in dynamic niche markets, new product cycles or innovative new services. As growth investors, our investment team is constantly on the look out for investments exhibiting sustainable fundamental improvement, regardless of industry, in order to consistently outperform the broader market averages.

AVERAGE ANNUAL TOTAL RETURNS

	GROWTH	RUSSELL MIDCAP GROWTH INDEX
1 YEAR	80.36%	51.29%
INCEPTION	53.88%	33.91%

Commencement of operations January 1, 1998. Past performance is not predictive of future performance.

This graph compares an initial $10,000 investment made in the Growth Portfolio (the "Portfolio") at its inception with a similar investment in the Russell Midcap Growth Index. For the purposes of this graph and the accompanying table, the average annual total return for the Portfolio reflects all recurring expenses and includes the reinvestment of all dividends and distributions.

The Russell Midcap Growth Index is an unmanaged index and includes the reinvestment of all dividends, but does not reflect the payment of transaction costs, advisory fees or expenses that are associated with an investment in the Portfolio.

Shares of the Portfolio are offered only through the variable products of Jefferson Pilot Financial and its affiliates. Total returns do not reflect any separate account expenses imposed on the policies which may include a premium tax charge, account fees, cost of insurance, mortality expenses and surrender charges, as applicable.

GROWTH PORTFOLIO

FOR A SHARE OUTSTANDING THROUGHOUT THE YEAR

FINANCIAL HIGHLIGHTS

	Year Ended December 31, 1999	Year Ended December 31, 1998
Net asset value, beginning of year	$ 13.11	$ 10.00
Income From Investment Operations		
Net investment loss	(0.06)	(0.05)
Net gains and losses on securities (both realized and unrealized)	10.50	3.16
Total from investment operations	10.44	3.11
Less Distributions to Shareholders		
Dividends from net investment income		
Dividends in excess of net investment income		
Distributions from capital gains	(0.17)	
Distributions in excess of capital gains		
Returns of capital		
Total distributions	(0.17)	0.00
Net asset value, end of year	$ 23.38	$ 13.11
Total Return (A)	80.36%	31.14%
Ratios to Average Net Assets:		
Expenses	0.96%	1.08%
Net investment income	(0.54%)	(0.47%)
Portfolio Turnover Rate	326.19%	283.36%
Net Assets, At End of Year	$44,334,220	$11,543,742

(A) Total return assumes reinvestment of all dividends during the year and does not reflect deduction of account fees and charges that apply to the separate account or related insurance policies. Investment returns and principal values will fluctuate and shares, when redeemed, may be worth more or less than the original cost.

GROWTH PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF DECEMBER 31, 1999

COMMON STOCK—94.91%

Company	Shares	Market Value
Advertising–1.87%		
Getty Images, Inc.†	3,600	$ 175,950
Omnicom Group, Inc.	4,000	400,000
Young & Rubicam, Inc.	3,600	254,700
		830,650
Banking–1.00%		
Citigroup, Inc.	2,300	127,793
Northern Trust Corp.	3,000	159,000
UnionBanCal Corp.	4,000	157,750
		444,543
Broadcasting–5.35%		
Clear Channel Communications, Inc.†	2,100	187,425
Comcast Corp.	4,000	202,250
Emmis Broadcasting Corp.†	6,000	747,843
Entercom Communications Corp.†	3,700	244,200
Infinity Broadcasting Corp.†	8,750	316,641
Radio One, Inc.†	1,800	165,600
Univision Communications, Inc.†	5,000	510,938
		2,374,897
Commercial Services–0.45%		
Paychex, Inc.	5,000	200,000
		200,000
Computer Equipment & Services–1.10%		
Comverse Technology, Inc.†	1,500	217,125
Parametric Tech. Corp.†	2,500	67,656
RadiSys Corp.†	4,000	204,000
		488,781
Computer Information Systems–1.32%		
i2 Technologies, Inc.†	3,000	585,000
		585,000

†Non-income producing security.

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Computer Network–8.72%		
Cisco Systems, Inc.†	20,100	$ 2,153,213
Juniper Networks, Inc.†	3,000	1,020,000
Legato Systems, Inc.†	3,700	254,606
Redback Networks, Inc.†	1,800	319,500
Visual Networks, Inc.†	1,500	118,875
		3,866,194
Computer Software – Mainframe–5.57%		
BroadVision, Inc†	4,800	816,300
Business Objects, SA, ADR†	4,700	628,037
Oracle Corp.†	4,000	448,250
Peregrine Systems, Inc.†	4,100	345,169
TIBCO Software, Inc.†	1,500	229,500
		2,467,256
Computer Software – Mini & Micro–13.01%		
Agile Software Corp.†	1,600	347,575
Ariba, Inc.†	3,400	603,075
Check Point Software Technologies, Inc.†	1,000	198,750
Citrix Systems, Inc.†	4,000	492,000
Liberate Technologies, Inc.†	900	231,300
Mercury Interactive Corp.†	2,000	215,875
Microsoft Corp.†	2,200	256,850
Midway Games, Inc.†	8,000	191,500
Portal Software, Inc.†	2,500	257,188
Siebel Systems, Inc.†	4,000	336,000
Sun Microsystems, Inc.†	10,000	774,375
VERITAS Software Corp.†	9,000	1,288,125
Viant Corp.†	200	19,800
Vignette Corp.†	3,400	554,200
		5,766,613
Consulting Services–0.64%		
Sapient Corp.†	2,000	281,875
		281,875

See notes to financial statements.

GROWTH PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF DECEMBER 31, 1999–CONTINUED

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Electrical Equipment–0.35%		
C-COR.net Corp.†	2,000	$ 153,250
		153,250
Electronic Components–1.37%		
Flextronics International, Ltd.†	1,800	82,800
Jabil Circuit, Inc.†	1,700	124,100
Sawtek, Inc.†	4,100	272,906
Xilinx, Inc.†	2,800	127,312
		607,118
Electronics–1.68%		
Agilent Technologies, Inc.†	6,000	463,875
Credence Systems Corp.†	1,000	86,500
Orbotech, Ltd.†	2,500	193,750
		744,125
Electronics – Semiconductors–3.76%		
ASM Lithography Holding, N.V.†	600	68,250
Applied Micro Circuits Corp.†	4,900	623,525
PMC-Sierra, Inc.†	3,000	480,937
SDL, Inc.†	1,500	327,000
TriQuint Semiconductor, Inc.†	1,500	166,875
		1,666,587
Forest Products & Paper–0.29%		
Weyerhaeuser Co.	1,800	129,263
		129,263
Internet Services–9.99%		
Akamai Technologies, Inc.†	1,000	327,625
America Online, Inc.†	3,000	226,312
BEA Systems, Inc.†	7,000	489,563

†Non-income producing security.

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Internet Services–Continued		
CMGI, Inc.†	1,200	$ 332,250
Exodus Communications, Inc.†	5,000	444,063
InfoSpace.com, Inc.†	1,500	321,000
Proxicom, Inc.†	1,200	149,175
Scient Corp.†	1,200	103,725
VeriSign, Inc.†	8,000	1,527,500
VerticalNet, Inc.†	1,500	246,000
Yahoo!, Inc.†	600	259,612
		4,426,825
Investment Companies–0.52%		
WEBS - Japan	14,000	228,375
		228,375
Marketing Services–0.86%		
DoubleClick, Inc.†	1,500	379,594
		379,594
Medical – Biotechnology–4.97%		
Chiron Corp.†	8,000	339,000
Enzon, Inc.†	4,700	203,862
Genentech, Inc.†	4,200	564,900
Human Genome Sciences, Inc.†	3,500	534,188
Immunex Corp.†	1,300	142,350
Millennium Pharmaceuticals, Inc.†	2,500	305,000
QIAGEN, N.V.†	1,500	113,250
		2,202,550
Medical Supplies–1.22%		
PE Corp-PE Biosystems Group	4,500	541,406
		541,406

See notes to financial statements.

GROWTH PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF DECEMBER 31, 1999–CONTINUED

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Oil & Gas Producers–0.86%		
Kerr-McGee Corp.	4,000	$ 248,000
Murphy Oil Corp.	2,300	131,963
		379,963
Oil & Gas Services & Equipment–3.06%		
BJ Services Co.†	12,500	522,656
Cooper Cameron Corp.†	4,000	195,750
ENSCO International, Inc.	10,000	228,750
Key Energy Services, Inc.†	26,000	134,875
Pride International, Inc.†	10,200	149,175
R & B Falcon Corp.†	9,500	125,875
		1,357,081
Pharmaceutical–3.72%		
MedImmune, Inc.†	6,000	995,250
Sepracor, Inc.†	3,700	366,994
Titan Pharmaceuticals, Inc.†	15,000	285,000
		1,647,244
Retail Stores–5.46%		
Dollar Tree Stores, Inc.†	5,000	242,187
Home Depot, Inc., The	13,500	925,594
Kohl's Corp.†	11,000	794,063
Lowe's Companies, Inc.	4,500	268,875
Pacific Sunwear of California, Inc.†	6,000	191,250
		2,421,969
Telecommunications – Equipment & Services–13.66%		
Broadcom Corp.†	1,100	299,612
E-Tek Dynamics, Inc.†	6,000	807,750
General Instrument Corp.†	2,500	212,500

†Non-income producing security.

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Telecommunications – Equipment & Services–Continued		
JDS Uniphase Corp.†	14,000	$ 2,258,375
Lucent Technologies, Inc.	3,000	224,438
Nokia Oyj, SA, ADR	2,900	551,000
Nortel Networks Corp.	3,000	303,000
Polycom, Inc.†	1,500	95,531
QUALCOMM, Inc.†	4,800	845,400
Sycamore Networks, Inc.†	1,500	462,000
		6,059,606
Telecommunications – Integrated–2.09%		
Broadwing, Inc.	5,000	184,375
NEXTLINK Communications, Inc.†	3,400	282,413
Primus Telecommunications Group, Inc.†	5,500	210,375
Telephone and Data Systems, Inc.	2,000	252,000
		929,163
Telecommunications – Wireless–2.02%		
Sprint Corp. - PCS Group†	2,500	256,250
VoiceStream Wireless Corp.†	4,500	640,406
		896,656
TOTAL COMMON STOCK (Cost $27,558,791)		42,076,584
TOTAL INVESTMENTS (Cost $27,558,791)	94.91%	42,076,584
Other assets, less liabilities	5.09	2,257,636
TOTAL NET ASSETS	100.00%	$44,334,220

See notes to financial statements.

[This page intentionally left blank]

GROWTH AND INCOME PORTFOLIO

"Value stocks are very compellingly priced compared to growth stocks, with valuation discrepancies between the two groups as wide as they have been in nearly three decades."

—Brian S. Posner, Portfolio Manager—

INCEPTION DATE
May 1, 1992

FUND MANAGER
Credit Suisse Asset Management, LLC

INVESTMENT OBJECTIVE AND STRATEGY
To seek long-term growth of capital by investing primarily in a wide range of equity issues that may offer capital appreciation and current income.

NET ASSETS AS OF 12/31/99
$76,424,174

NUMBER OF HOLDINGS
81

PORTFOLIO TURNOVER
99.60%

IN THIS SECTION

BRIAN S. POSNER
Managing Director

- Joined Credit Suisse in 1997
- 14 years industry experience
- Previously with Fidelity Investments since 1987
- Managed Fidelity Equity Income II from 4/92 to 12/96
- M.B.A. from University of Chicago
- B.A. from Northwestern University

GROWTH AND INCOME PORTFOLIO


Common Stock-91.39%
Preferred Stock-0.45%
Cash-8.16%

TOP TEN EQUITIES	PERCENT OF PORTFOLIO‡
BP Amoco, ADR	3.34%
Unisys Corp.	2.81%
Exxon Mobil Corp.	2.73%
SBC Communications, Inc.	2.64%
Comerica, Inc.	2.47%
Bell Atlantic Corp.	2.42%
Lehman Brothers Holdings, Inc.	2.30%
Ford Motor Co.	2.14%
Ingersoll-Rand Co.	2.02%
Alcoa, Inc.	1.98%

TOP TEN INDUSTRIES	PERCENT OF PORTFOLIO‡
Oil & Gas – Integrated	10.54%
Retail Stores	8.83%
Banking	8.47%
Financial Services	8.36%
Telecommunications – Integrated	6.52%
Manufacturing	5.38%
Food Products	3.69%
Insurance	3.66%
Computer Information Systems	3.42%
Automotive Manufacturing	3.38%

‡Represents market value of investments plus cash.

The JPVF Growth & Income Portfolio posted a gain of 5.75% for 1999 vs. a gain of 7.78% for the Lipper Multi-Cap Value Index. (The Portfolio's return since Credit Suisse, formerly Warburg Pincus, assumed management on 8/31/97 was 17.81%)

While value stocks had a lackluster fourth quarter, reflecting investors' strong appetite for growth stocks during the period, the asset class struggled during the third quarter as well, hindered by a clouded near-term picture for interest rates and other concerns, such as the dollar's volatility vs. the yen. (Throughout the fourth quarter of 1999, the Portfolio's performance was hampered by the market's overwhelming preference for growth-oriented companies and by weakness in certain areas, such as banking. During the third quarter, the Portfolio's performance reflected the overall market's difficulties - the Portfolio posted a loss of 8.01% for the three months ended 9/30/99 vs. a loss of 6.25% for the S&P 500 Index.)

We made no material changes to the Portfolio during the last six months of 1999 in terms of basic strategy, notwithstanding the difficult backdrop for value stocks. Our focus remained on relatively inexpensive stocks of companies that we believe have improving prospects, due, e.g., to a restructuring, a new product or service or a more-supportive macroeconomic backdrop. In our view, such an approach stands to generate attractive returns over time, while potentially limiting overall portfolio volatility.

With respect to sector and industry positioning, we made few noteworthy changes to the Portfolio, remaining well-diversified. We continued to have a modest overweighting in the energy sector, a bright spot for the Portfolio during this time, in terms of performance. Our focus here remained on multinational integrated oil companies that we believe have good potential for profit-margin improvements. Representative holdings included BP Amoco, the Portfolio's largest position at the end of the year, and Exxon Mobil. Both companies, in our view, will continue to enjoy "economy of scale" efficiencies arising from their recent merger activity.

We also maintained a modest overweighting for the last six months of the year in both the financial-services and banks and savings & loans sectors. Our financial-services holdings contributed positively to the Portfolio's performance, though our bank stocks were hampered by fears of rising interest rates and general balance sheet concerns. We continue to have a favorable outlook on the financial area, and the Portfolio's financial holdings in particular, given the relatively low valuations on these stocks

GROWTH AND INCOME PORTFOLIO

compared to the broader market and these companies' potential to benefit from economic growth in the U.S. and abroad.

We continued to have significant exposure to consumer stocks, including a modest overweighting in the retail sector. We maintained a mix of broadline retailers (e.g., Federated Department Stores), and more niche-type companies (e.g., Toys R Us). In general, our favorable outlook here is based on the group's reasonable valuations and the industry's continued improvements in inventory management.

Elsewhere of note, we maintained an overweighting in the capital-equipment sector and held a smaller but still-meaningful position in the industrial manufacturing & processing sector. Our focus in these areas remained on companies offering significant "operating leverage" (i.e., companies that, due to excess capacity, could see a significant decline in per-unit costs as sales rise - and given current projections of global growth, we believe the sales prospects for many industrial/capital-goods companies will remain healthy). One industrial-type stock we have added during the fourth quarter was Tyco International, a diversified manufacturing and services company. We established the position after the stock declined on earnings uncertainties to a degree we deemed to be excessive.

The rest of the Portfolio remained invested across a wide range of sectors on December 31, 1999, including telecommunications & equipment, computers and pharmaceuticals. We modestly increased our weighting in the last area during the fourth quarter, adding American Home Products and Aventis, a recently formed company spawned by the merger of Rhone Poulenc and Hoechst.

Looking ahead to the next few months, we are optimistic regarding the prospects for the types of stocks held by the Portfolio, the Portfolio's clearly disappointing recent performance notwithstanding. On the whole, value stocks are very compellingly priced compared to growth stocks, with valuation discrepancies between the two groups as wide as they have been in nearly three decades. Any increased investor skittishness over growth stocks could, therefore, prompt investors to favorably reassess value stocks, to a potentially significant degree. Set within this environment, our focus will remain not on cheap stocks per say, but on those we deem to be fundamentally undervalued, given factors such as their underlying companies' balance sheet health and earnings prospects.

Growth and Income Portfolio and the S&P 500 Index
Comparison of Change in Value of $10,000 Investment.



$45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
5/92 12/92 12/93 12/94 12/95 12/96 12/97 12/98 12/99
$42,118
$30,016
Growth & Income Portfolio
S&P 500 Index

AVERAGE ANNUAL TOTAL RETURNS

	GROWTH & INCOME	S&P 500 INDEX
1 YEAR	5.75%	21.04%
5 YEARS	20.31%	28.51%
INCEPTION	15.41%	20.62%

Commencement of operations May 1, 1992. Past performance is not predictive of future performance.

This graph compares an initial $10,000 investment made in the Growth and Income Portfolio (the "Portfolio") at its inception with a similar investment in the S&P 500 Index. For the purposes of this graph and the accompanying table, the average annual total return for the Portfolio reflects all recurring expenses and includes the reinvestment of all dividends and distributions.

The S&P 500 Index is an unmanaged index and includes the reinvestment of all dividends, but does not reflect the payment of transaction costs, advisory fees or expenses that are associated with an investment in the Portfolio.

Shares of the Portfolio are offered only through the variable products of Jefferson Pilot Financial and its affiliates. Total returns do not reflect any separate account expenses imposed on the policies which may include a premium tax charge, account fees, cost of insurance, mortality expenses and surrender charges, as applicable.

GROWTH AND INCOME PORTFOLIO

FOR A SHARE OUTSTANDING THROUGHOUT THE YEAR

FINANCIAL HIGHLIGHTS

	Year Ended December 31, 1999	Year Ended December 31, 1998	Year Ended December 31, 1997	Year Ended December 31, 1996	Year Ended December 31, 1995
Net asset value, beginning of year	$ 19.12	$ 17.11	$ 16.91	$ 14.41	$ 11.22
Income From Investment Operations					
Net investment income	0.17	0.15	0.15	0.18	0.15
Net gains and losses on securities (both realized and unrealized)	0.92	2.01	4.67	3.12	3.62
Total from investment operations	1.09	2.16	4.82	3.30	3.77
Less Distributions to Shareholders					
Dividends from net investment income		(0.15)	(0.15)	(0.18)	(0.15)
Dividends in excess of net investment income					
Distributions from capital gains	(0.15)		(4.21)	(0.62)	(0.29)
Distributions in excess of capital gains			(0.26)		(0.14)
Returns of capital					
Total distributions	(0.15)	(0.15)	(4.62)	(0.80)	(0.58)
Net asset value, end of year	$ 20.06	$ 19.12	$ 17.11	$ 16.91	$ 14.41
Total Return (A)	5.75%	12.63%	28.92%	22.88%	33.58%
Ratios to Average Net Assets:					
Expenses	0.85%	0.86%	0.85%	0.88%	0.92%
Net investment income	0.89%	0.87%	1.03%	1.39%	1.50%
Portfolio Turnover Rate	99.60%	66.19%	129.53%	35.69%	32.30%
Net Assets, At End of Year	$76,424,174	$65,309,530	$39,678,076	$23,711,696	$13,126,023

(A) Total return assumes reinvestment of all dividends during the year and does not reflect deduction of account fees and charges that apply to the separate account or related insurance policies. Investment returns and principal values will fluctuate and shares, when redeemed, may be worth more or less than the original cost.

GROWTH AND INCOME PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF DECEMBER 31, 1999

COMMON STOCK—91.46%

Company	Shares	Market Value
Aerospace & Defense–0.98%		
Honeywell International, Inc.	13,000	$ 749,938
		749,938
Automotive Manufacturing–3.38%		
Ford Motor Co.	30,600	1,635,187
Navistar International Corp.†	20,000	947,500
		2,582,687
Automotive Parts & Equipment–1.97%		
Borg-Warner Automotive, Inc.	11,200	453,600
Johnson Controls, Inc.	10,100	574,437
Meritor Automotive, Inc.	24,800	480,500
		1,508,537
Banking–8.48%		
AmSouth Bancorporation	26,971	520,877
Chase Manhattan Corp.	5,000	388,438
Comerica, Inc.	40,400	1,886,175
Compass Bancshares, Inc.	30,300	676,069
Golden West Financial Corp.	17,100	572,850
SunTrust Banks, Inc.	7,500	516,094
UnionBanCal Corp.	14,400	567,900
Wachovia Corp.	14,500	986,000
Wells Fargo Co.	9,000	363,937
		6,478,340
Beverages–0.37%		
Anheuser-Busch Companies, Inc.	3,950	279,956
		279,956
Building Materials–3.00%		
American Standard Companies, Inc.†	27,200	1,247,800
USG Corp.	22,100	1,041,462
		2,289,262

†Non-income producing security.

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Chemicals–1.78%		
Aventis, SA, ADR	12,850	$ 730,844
Ferro Corp.	28,650	630,300
		1,361,144
Commercial Services–1.17%		
Harsco Corp.	28,200	895,350
		895,350
Computer Equipment & Services–1.28%		
Hewlett-Packard Co.	8,600	979,863
		979,863
Computer Information Systems–3.42%		
Reynolds & Reynolds Co.	20,800	468,000
Unisys Corp.†	67,200	2,146,200
		2,614,200
Electrical Equipment–0.55%		
Emerson Electric Co.	7,350	421,706
		421,706
Financial Services–8.37%		
Associates First Capital Corp.	32,400	888,975
Countrywide Credit Industries, Inc.	27,500	694,375
Fannie Mae	11,200	699,300
Household International, Inc.	21,200	789,700
Labranche & Co., Inc.†	19,800	252,450
Lehman Brothers Holdings, Inc.	20,750	1,757,266
MBIA, Inc.	9,900	522,844
MGIC Investment Corp.	13,100	788,456
		6,393,366
Food Products–3.69%		
General Mills, Inc.	30,700	1,097,525
Hershey Foods Corp.	9,600	456,000
Keebler Foods Co.†	45,000	1,265,625
		2,819,150

See notes to financial statements.

GROWTH AND INCOME PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF DECEMBER 31, 1999–CONTINUED

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Healthcare–1.04%		
Trigon Healthcare, Inc.†	26,950	$ 795,025
		795,025
Insurance–3.66%		
American General Corp.	10,500	796,688
PMI Group, Inc., The	15,275	745,611
Terra Nova Bermuda Holdings, Ltd., ADR	25,500	765,000
XL Capital, Ltd.	9,500	492,812
		2,800,111
Machinery–2.75%		
Caterpillar, Inc.	11,900	560,044
Ingersoll-Rand Co.	28,000	1,541,750
		2,101,794
Manufacturing–5.39%		
Eaton Corp.	7,600	551,950
ITT Industries, Inc.	19,600	655,375
Minnesota Mining and Manufacturing Co.	14,500	1,419,187
Parker-Hannifin Corp.	15,400	790,213
Tyco International, Ltd.	18,000	699,750
		4,116,475
Medical Products–2.10%		
Baxter International, Inc.	11,050	694,078
Becton, Dickinson and Co.	34,000	909,500
		1,603,578
Mining & Metals – Ferrous & Nonferrous–1.98%		
Alcoa, Inc.	18,284	1,517,572
		1,517,572
Office Equipment–0.70%		
Pitney Bowes, Inc.	11,100	536,269
		536,269

†Non-income producing security.

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Oil & Gas – Integrated–10.54%		
Amerada Hess Corp.	19,300	$ 1,095,275
BP Amoco, ADR	43,020	2,551,623
Exxon Mobil Corp.	25,900	2,086,569
Royal Dutch Petroleum Co., ADR	16,100	973,044
Total Fina, SA, ADR	19,500	1,350,375
		8,056,886
Oil & Gas Producers–1.63%		
Devon Energy Corp.	23,100	759,412
Union Pacific Resources Group, Inc.	37,900	483,225
		1,242,637
Oil & Gas Services & Equipment–1.72%		
Pride International, Inc.†	34,400	503,100
R & B Falcon Corp.†	61,200	810,900
		1,314,000
Pharmaceutical–2.82%		
American Home Products Corp.	12,300	485,081
Eli Lilly and Co.	17,800	1,183,700
Pharmacia & Upjohn, Inc.	10,900	490,500
		2,159,281
Publishing & Printing–1.31%		
New York Times Co., The	20,400	1,002,150
		1,002,150
Railroad–0.44%		
Burlington Northern Sante Fe Corp.	13,800	334,650
		334,650

See notes to financial statements.

GROWTH AND INCOME PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF DECEMBER 31, 1999–CONTINUED

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Retail Stores–8.84%		
Federated Department Stores, Inc.†	22,600	$ 1,142,712
Gap, Inc., The	6,700	308,200
May Department Stores Co., The	44,250	1,427,062
Payless ShoeSource, Inc.†	6,100	286,700
Ross Stores, Inc.	63,000	1,130,063
Safeway, Inc.†	18,700	665,019
TJX Companies, Inc., The	46,600	952,388
Toys "R" Us, Inc.†	58,700	840,144
		6,752,288
Telecommunications – Integrated–6.53%		
AT&T Corp.	22,100	1,121,575
Bell Atlantic Corp.	30,018	1,847,983
SBC Communications, Inc.	41,408	2,018,640
		4,988,198
Utilities – Electric & Gas–1.57%		
Allegheny Energy, Inc.	17,100	460,631
American Electric Power Co., Inc.	9,500	305,188
Illinova Corp.	12,500	434,375
		1,200,194
TOTAL COMMON STOCK (Cost $67,018,239)		69,894,607

†Non-income producing security.

PREFERRED STOCK—0.45%

Company	Shares	Market Value
Real Estate–0.45%		
Equity Residential Properties Trust, Series G, 7.250%	17,400	$ 343,650
		343,650
TOTAL PREFERRED STOCK (Cost $433,016)		343,650
TOTAL INVESTMENTS (Cost $67,451,255)	91.91%	70,238,257
Other assets, less liabilities	8.09	6,185,917
TOTAL NET ASSETS	100.00%	$76,424,174

See notes to financial statements.

BALANCED PORTFOLIO

"While the Portfolio experienced many strong performers, our fixed-income positions came under pressure due to the backup in interest rates."

—Blaine P. Rollins, Portfolio Manager—

IN THIS SECTION

INCEPTION DATE

May 1, 1992

FUND MANAGER

Janus Capital Corporation

INVESTMENT OBJECTIVE AND STRATEGY

To seek reasonable current income and long-term capital growth, consistent with conservation of capital.

NET ASSETS AS OF 12/31/99

$53,313,418

NUMBER OF HOLDINGS

85

PORTFOLIO TURNOVER

237.64%

BLAINE P. ROLLINS, CFA

- Joined Janus in 1990
- Over 10 years of professional investment experience
- B.S. in finance from University of Colorado
- Chartered Financial Analyst

BALANCED PORTFOLIO


Preferred Stock-11.91%
Corporate Bonds-30.67%
Government & Agency Obligations-12.43%
Common Stock-41.47%
Cash-3.52%

TOP TEN HOLDINGS	PERCENT OF PORTFOLIO‡
U.S. Treasury Note, 5.875%, due 11/15/04	7.86%
Royal Caribbean, Series A, 7.250%, Preferred	4.34%
General Electric Co.	3.46%
Houston Industries, Inc., 7.000%, Preferred	3.11%
Viacom, Inc., Class B	2.66%
U.S. Treasury Note, 6.000%, due 08/15/09	2.32%
U.S. Treasury Note, 5.875%, due 11/30/01	2.24%
Nokia Oyj, SA, ADR	2.23%
IBM, 5.375%, due 02/01/09	1.98%
Viacom, Inc., 7.750%, due 06/01/05	1.90%

TOP TEN INDUSTRIES	PERCENT OF PORTFOLIO‡
Broadcasting	15.94%
U.S. Treasury Bills, Bonds, and Notes	12.43%
Telecommunications – Wireless	9.62%
Entertainment & Leisure	5.97%
Retail Stores	5.77%
Computer Equipment & Services	4.65%
Multimedia	4.56%
Financial Services	4.22%
Telecommunications – Equipment & Services	3.93%
Internet Services	3.49%

‡Represents market value of investments plus cash.

Thanks to a strong rally in technology stocks, domestic equities overcame a steady rise in long-term yields and additional Federal Reserve rate increases to close out an unprecedented fifth straight year of 20%-plus returns. Against this backdrop, the JPVF Balanced Portfolio performed exceptionally well, dramatically outperforming the Balanced Index.

While the Portfolio enjoyed broad-based gains, exceptional results from our media and telecommunications holdings bolstered our returns. Thanks to strong advertising revenues from "dot.com" companies and millennium-related spending, our positions in Viacom and AT&T Liberty Media surged ahead. Investor appreciation of the cable industry's pending introduction of video-on-demand provided an additional tailwind for these positions, which rallied as the market came to recognize the rich value of their respective media libraries.

We also experienced robust gains from Nokia as the company continues to solidify its position as the global leader for wireless handsets. Investors grew increasingly excited about the prospects for wireless data transmissions, which further supports an already compelling growth picture. Additionally, our

BALANCED PORTFOLIO

position in Texas Instruments moved ahead. Texas Instruments, a leading semiconductor manufacturer, also benefited from exceptional mobile handset sales. Texas Instrument's digital signal processor chips will power roughly two-thirds of the nearly 300 million mobile handsets sold in 1999, and this trend should increase in the future.

While the Portfolio experienced many strong performers, our fixed-income positions came under pressure due to the backup in interest rates. However, we've reduced the Portfolio's maturity in hopes of decreasing interest risk over the near term.

Looking ahead, robust U.S. economic growth may prompt further tightening by the Federal Reserve. However, it's business as usual here at Janus. Whether we're researching equities, bonds, or hybrids such as convertible securities, first and foremost, we focus on companies. By constantly searching for exceptional franchises with outstanding products or services, and visionary management teams, we can invest confidently, regardless of what the future holds.

Balanced Portfolio, S&P 500 Index and Balanced Benchmark(1)

Comparison of Change in Value of $10,000 Investment.



$45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
5/92 12/92 12/93 12/94 12/95 12/96 12/97 12/98 12/99
$42,118
$28,421
$26,490
Balanced Portfolio
S&P 500 Index
Balanced Benchmark

AVERAGE ANNUAL TOTAL RETURNS

	BALANCED	S&P 500 INDEX	BALANCED BENCHMARK(1)
1 YEAR	22.26%	21.04%	10.91%
5 YEARS	17.77%	28.51%	17.46%
INCEPTION	13.54%	20.62%	12.25%

Commencement of operations May 1, 1992. Past performance is not predictive of future performance.

This graph compares an initial $10,000 investment made in the Balanced Portfolio (the "Portfolio") at its inception with a similar investment in the S&P 500 Index and the Balanced Benchmark(1). For the purposes of this graph and the accompanying table, the average annual total return for the Portfolio reflects all recurring expenses and includes the reinvestment of all dividends and distributions.

The S&P 500 Index and the Balanced Benchmark are unmanaged indexes and include the reinvestment of all dividends, but do not reflect the payment of transaction costs, advisory fees or expenses that are associated with an investment in the Portfolio.

Shares of the Portfolio are offered only through the variable products of Jefferson Pilot Financial and its affiliates. Total returns do not reflect any separate account expenses imposed on the policies which may include a premium tax charge, account fees, cost of insurance, mortality expenses and surrender charges, as applicable.

(1) *Effective May 1, 1999, the weighting of the Balanced Benchmark has been changed. The Balanced Benchmark reflects the performance of the 55% S&P 500/35% Lehman Aggregate/10% 90 Day T-Bill Index from May 1, 1992 through April 30, 1999 and the 50% S&P 500/40% Lehman Aggregate/10% 90 Day T-Bill Index from May 1, 1999 through December 31, 1999. This change in the Balanced Benchmark better represents the investment style of the Portfolio after the change of Portfolio management.*

BALANCED PORTFOLIO

FOR A SHARE OUTSTANDING THROUGHOUT THE YEAR

FINANCIAL HIGHLIGHTS

	Year Ended December 31, 1999	Year Ended December 31, 1998	Year Ended December 31, 1997	Year Ended December 31, 1996	Year Ended December 31, 1995
Net asset value, beginning of year	$ 12.71	$ 11.75	$ 12.07	$ 11.91	$ 10.62
Income From Investment Operations					
Net investment income	0.31	0.24	0.30	0.26	0.37
Net gains and losses on securities (both realized and unrealized)	2.47	1.84	1.60	0.99	1.99
Total from investment operations	2.78	2.08	1.90	1.25	2.36
Less Distributions to Shareholders					
Dividends from net investment income		(0.24)	(0.30)	(0.26)	(0.37)
Dividends in excess of net investment income					
Distributions from capital gains	(0.22)	(0.88)	(1.64)	(0.83)	(0.70)
Distributions in excess of capital gains			(0.28)		
Returns of capital					
Total distributions	(0.22)	(1.12)	(2.22)	(1.09)	(1.07)
Net asset value, end of year	$ 15.27	$ 12.71	$ 11.75	$ 12.07	$ 11.91
Total Return (A)	22.26%	17.74%	16.33%	10.56%	22.35%
Ratios to Average Net Assets:					
Expenses	0.97%	0.94%	0.97%	0.97%	0.99%
Net investment income	2.49%	2.08%	2.60%	2.20%	3.20%
Portfolio Turnover Rate	237.64%	247.07%	254.04%	222.35%	164.70%
Net Assets, At End of Year	$53,313,418	$35,113,754	$22,637,577	$18,256,430	$14,532,268

(A) Total return assumes reinvestment of all dividends during the year and does not reflect deduction of account fees and charges that apply to the separate account or related insurance policies. Investment returns and principal values will fluctuate and shares, when redeemed, may be worth more or less than the original cost.

BALANCED PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF DECEMBER 31, 1999

COMMON STOCK—41.39%

Company	Shares	Market Value
Banking–1.42%		
Bank of New York Company, Inc., The	6,380	$ 255,200
Citigroup, Inc.	9,040	502,285
		757,485
Broadcasting–6.54%		
AT&T Corp. – Liberty Media Group†	17,550	995,963
Comcast Corp.	19,040	962,710
Hispanic Broadcasting Corp., Class A†	5,610	517,347
Infinity Broadcasting Corp.†	17,175	621,520
Univision Communications, Inc.†	3,825	390,867
		3,488,407
Commercial Services–0.49%		
Paychex, Inc.	6,502	260,080
		260,080
Computer Equipment & Services–1.78%		
EMC Corp./Mass†	8,695	949,929
		949,929
Computer Network–1.74%		
Cisco Systems, Inc.†	8,670	928,774
		928,774
Computer Software – Mini & Micro–1.92%		
Phone.com, Inc.†	1,465	169,848
Sun Microsystems, Inc.†	11,000	851,813
		1,021,661
Diversified Operations–3.45%		
General Electric Co.	11,895	1,840,751
		1,840,751

†Non-income producing security.

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Electronic Components–1.15%		
Linear Technology Corp.	3,690	$ 264,066
Maxim Integrated Products, Inc.†	7,400	349,187
		613,253
Electronics–0.32%		
Gemstar International Group, Ltd.†	2,420	172,425
		172,425
Electronics – Semiconductors–1.09%		
Texas Instruments, Inc.	6,000	581,250
		581,250
Entertainment & Leisure–0.55%		
SFX Entertainment, Inc.†	8,035	290,766
		290,766
Financial Services–1.60%		
American Express Co.	1,665	276,806
Charles Schwab Corp., The	14,985	575,050
		851,856
Food Service & Restaurants–0.40%		
McDonald's Corp.	5,295	213,455
		213,455
Insurance–2.35%		
American International Group, Inc.	3,660	395,738
Prudential Corp., PLC	43,605	857,342
		1,253,080
Internet Services–0.97%		
VeriSign, Inc.†	2,715	518,395
		518,395

See notes to financial statements.

BALANCED PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF DECEMBER 31, 1999–CONTINUED

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Medical – Biotechnology–1.75%		
Genentech, Inc.†	6,920	$ 930,740
		930,740
Multimedia–2.65%		
Viacom, Inc., Class B†	23,415	1,415,144
		1,415,144
Pharmaceutical–1.24%		
King Pharmaceuticals, Inc.†	7,850	440,091
Schering-Plough Corp.	5,270	222,328
		662,419
Retail Stores–3.55%		
Costco Wholesale Corp.†	2,960	270,100
Home Depot, Inc., The	13,556	929,399
Staples, Inc.†	11,350	235,512
Wal-Mart Stores, Inc.	6,600	456,225
		1,891,236
Telecommunications – Equipment & Services–2.70%		
Lucent Technologies, Inc.	3,345	250,248
Nokia Oyj, SA, ADR	6,250	1,187,500
		1,437,748
Telecommunications – Integrated–1.11%		
Telefonica, SA†	22,076	548,747
Telefonica, SA, ADR†	555	43,741
		592,488
Telecommunications – Wireless–2.62%		
Nextel Communications, Inc.†	7,900	814,687
Sprint Corp. – PCS Group†	5,655	579,638
		1,394,325
TOTAL COMMON STOCK (Cost $15,761,107)		22,065,667

†Non-income producing security.

PREFERRED STOCK—11.89%

Company	Shares	Market Value
Broadcasting–2.55%		
Comcast Corp., 2.000%, due 10/15/29†	7,900	$ 783,087
Cox Communications, Inc., 7.000%, due 08/16/02	8,500	578,000
		1,361,087
Entertainment & Leisure–4.34%		
Royal Caribbean Cruises, Ltd., Series A, 7.250%, due 02/17/00	15,400	2,310,000
		2,310,000
Telecommunications – Wireless–1.89%		
Omnipoint Corp., 7.000%	5,120	1,009,280
		1,009,280
Utilities – Electric & Gas–3.11%		
Houston Industries, Inc., 7.000%, due 07/01/00	13,745	1,656,273
		1,656,273
TOTAL PREFERRED STOCK (Cost $4,955,204)		6,336,640

CONVERTIBLE BONDS—3.14 %

Company	Principal Value	Market Value
Advertising–0.69%		
Lamar Advertising Co., 5.250%, due 09/15/06	$ 250,000	$ 365,625
		365,625
Broadcasting–1.00%		
Telewest Communications, PLC, Series 144A, 5.250%, due 02/19/07	287,000	530,236
		530,236

See notes to financial statements.

BALANCED PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF DECEMBER 31, 1999–CONTINUED

CONVERTIBLE BONDS—CONTINUED

Company	Principal Value	Market Value
Internet Services–0.90%		
BEA Systems, Inc., Series 144A, 4.000%, due 12/15/06	$ 115,000	$ 134,694
Exodus Communications, Inc., Series 144A, 4.750%, due 07/15/08	250,000	346,562
		481,256
Telecommunications – Wireless–0.55%		
Nextel Communications, Inc., Series 144A, 4.750%, due 07/01/07	130,000	294,938
		294,938
TOTAL CONVERTIBLE BONDS (Cost $1,258,023)		1,672,055

CORPORATE BONDS—27.19 %

Company	Principal Value	Market Value
Banking–0.09%		
Firstar Bank, NA, 7.125%, due 12/01/09	$ 50,000	$ 48,365
		48,365
Beverages–1.70%		
Anheuser-Busch Co., Inc., 5.375%, due 09/15/08	500,000	440,389
Coca-Cola Enterprises, Inc., 7.125%, due 09/30/09	475,000	465,459
		905,848

†Non-income producing security.

CORPORATE BONDS—CONTINUED

Company	Principal Value	Market Value
Broadcasting–5.82%		
AT&T Corp. – Liberty Media Group, 7.875%, due 07/15/09	$ 275,000	$ 274,207
Charter Communications Holdings, LLC, Series 144A, 8.625%, due 04/01/09	560,000	520,100
Cox Communications, Inc., 7.000%, due 08/15/01	300,000	299,424
Cox Communications, Inc., 7.500%, due 08/15/04	330,000	331,872
Cox Communications, Inc., 7.750%, due 08/15/06	250,000	252,612
Falcon Holdings Group, LP, Series B, 8.325%, due 04/15/10	750,000	760,313
MediaComm, LLC, Series 144A, 7.875%, due 02/15/11	750,000	663,750
		3,102,278
Chemicals–0.28%		
E.I. du Pont de Nemours & Co., 6.750%, due 10/15/04	150,000	148,129
		148,129
Computer Equipment & Services–2.86%		
Dell Computer Corp., 6.550%, due 04/15/08	500,000	469,219
International Business Machines Corp., 5.375%, due 02/01/09	1,200,000	1,056,144
		1,525,363
Computer Software – Mini & Micro–0.19%		
Sun Microsystems, Inc., 7.650%, due 08/15/09	100,000	100,333
		100,333

See notes to financial statements.

BALANCED PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF DECEMBER 31, 1999–CONTINUED

CORPORATE BONDS—CONTINUED

Company	Principal Value	Market Value
Cosmetics & Personal Care–0.18%		
Proctor & Gamble Co., 5.250%, due 09/15/03	$ 100,000	$ 95,000
		95,000
Entertainment & Leisure–1.09%		
Royal Caribbean Cruises, Ltd., 7.000%, due 10/15/07	615,000	577,389
		577,389
Financial Services–2.34%		
Ford Motor Credit, 5.800%, due 01/12/09	600,000	533,400
General Motors Acceptance Corp., 5.850%, due 01/14/09	800,000	713,264
		1,246,664
Internet Services–1.60%		
Exodus Communications, Inc., 11.250%, due 07/01/08	500,000	518,750
PSINet, Inc., Series 144A, 11.000%, due 08/01/09	325,000	336,375
		855,125
Medical – Biotechnology–0.43%		
Monsanto Co., Series 144A, 5.375%, due 12/01/05	250,000	230,383
		230,383
Multimedia–1.90%		
Viacom, Inc., 7.750%, due 06/01/05	1,000,000	1,011,970
		1,011,970

†Non-income producing security.

CORPORATE BONDS—CONTINUED

Company	Principal Value	Market Value
Retail Stores–2.21%		
Wal-Mart Stores, Inc., 6.150%, due 08/10/01	$ 400,000	$ 397,242
Wal-Mart Stores, Inc., 6.550%, due 08/10/04	300,000	295,322
Wal-Mart Stores, Inc., 6.875%, due 08/10/09	500,000	487,569
		1,180,133
Telecommunications – Equipment & Services–1.22%		
Lucent Technologies, Inc., 5.500%, due 11/15/08	600,000	534,102
Metromedia Fiber Network, Inc., 10.000%, due 12/15/09	115,000	118,450
		652,552
Telecommunications – Integrated–0.74%		
360 Communications Co., 7.500%, due 03/01/06	125,000	125,977
AT&T Corp., 6.000%, due 03/15/09	300,000	270,375
		396,352
Telecommunications – Wireless–4.54%		
Airtouch Communications, Inc., 6.650%, due 05/01/08	600,000	566,458
Nextel Communications, Inc., 9.750%, due 08/15/04	563,000	582,705
Nextel Communications, Inc., 9.375%, due 11/15/09	720,000	709,200
VoiceStream Wireless Corp., Series 144A, 10.375%, due 11/15/09	545,000	564,075
		2,422,438
TOTAL CORPORATE BONDS (Cost $14,974,703)		14,498,322

See notes to financial statements.

BALANCED PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF DECEMBER 31, 1999–CONTINUED

FOREIGN BONDS—0.28%

Company	Principal Value	Market Value
Financial Services–0.28%		
HSBC Holdings, PLC, 7.500%, due 07/15/09	$ 150,000	$ 148,186
		148,186
TOTAL FOREIGN BONDS (Cost $153,435)		148,186

GOVERNMENT & AGENCY OBLIGATIONS—12.40%

Company	Principal Value	Market Value
U.S. Treasury Bills, Bonds, and Notes–12.40%		
U.S. Treasury Note, 5.875%, due 11/30/01	$1,200,000	$ 1,192,876
U.S. Treasury Note, 5.875%, due 11/15/04	4,265,000	4,183,700
U.S. Treasury Note, 6.000%, due 08/15/09	1,275,000	1,235,555
		6,612,131
TOTAL GOVERNMENT & AGENCY OBLIGATIONS (Cost $6,737,633)		6,612,131
TOTAL INVESTMENTS (Cost $43,840,105)	96.29%	51,333,001
Other assets, less liabilities	3.71	1,980,417
TOTAL NET ASSETS	100.00%	$53,313,418

†Non-income producing security.

See notes to financial statements.

[This page intentionally left blank]

HIGH YIELD BOND PORTFOLIO

"The high-yield bond market finished on a strong note as more investors began to appreciate the attractive spreads available in this segment of the marketplace."

—Bernard A. Scozzafava, Portfolio Manager—

IN THIS SECTION

BERNARD SCOZZAFAVA
Vice President

- Joined MFS in 1989
- M.S. from Massachusetts Institute of Technology
- Graduate of Hamilton College

INCEPTION DATE
January 1, 1998

FUND MANAGER
Massachusetts Financial Services Company

INVESTMENT OBJECTIVE AND STRATEGY
To seek a high level of income by investing primarily in corporate obligations with emphasis on higher-yielding, higher risk, lower-rated or unrated securities.

NET ASSETS AS OF 6/30/99
$9,401,814

NUMBER OF HOLDINGS
199

PORTFOLIO TURNOVER
43.44%

DOLLAR WEIGHTED AVERAGE MATURITY
7.5 years

HIGH YIELD BOND PORTFOLIO


Corporate Bonds-93.41%
Common Stock-0.31%
Preferred Stock-1.87%
Rights and Warrants-0.93%
Cash-3.48%

PORTFOLIO QUALITY	PERCENT OF PORTFOLIO‡
BBB	1.67%
BB	7.57%
B	71.35%
CCC	8.71%
D	0.21%
Not Rated	3.90%
Cash	3.48%

TOP TEN HOLDINGS	PERCENT OF PORTFOLIO‡
Colt Telecom Group, Step, 0.000%, due 12/15/06	1.17%
American Standard Co., 7.375%, due 02/01/08	1.16%
Esat Telecom, B, 11.875%, due 12/01/08	1.12%
NTL, Inc., B, Step, 0.000%, due 04/01/08	1.08%
Ono Finance, PLC, 13.000%, due 05/01/09	1.08%
Huntsman ICI, 144A, 10.125%, due 07/01/09	1.04%
Time Warner Telecom, 9.750%, due 07/15/08	1.04%
Riverwood Int'l Corp., 10.250%, due 04/01/06	1.02%
United Pan-Europe, B, 10.875%, due 08/01/09	1.02%
TeleWest Comm., PLC, 9.625%, due 10/01/06	1.02%

‡Represents market value of investments plus cash.

This Portfolio carries a higher degree of risk than other bond portfolios because it invests in lower grade issues.

For the year ended December 31, 1999, the JPVF High Yield Bond Portfolio provided a total return of 4.79%, which compares to a return of 2.39% for the Lehman Brothers High Yield Bond Index, an unmanaged index of noninvestment-grade corporate debt, and to 4.00% for the Lipper High Yield Bond Fund Index. For the six months ended December 31, the Portfolio provided a total return of 0.09%, which includes the reinvestment of any distributions but does not reflect any applicable contract or surrender charges. This result compares to a return of -1.14% for the Lehman Brothers High Yield Bond Index, an unmanaged index of non-investment-grade corporate debt. Over the same period, the Lipper High Yield Bond Fund Index returned -0.30%. Lipper Mutual Fund indices are unmanaged net-asset-value weighted indices of the largest qualifying mutual funds within their respective investment objectives, adjusted for the reinvestment of capital gains distributions and income dividends.

While many high-yield companies benefited from improved operating results in 1999, the market's overall performance for the year was lackluster. Heavy new issuance of high-yield bonds and a rise in the default rate exerted downward pressure on the prices of existing bonds. The increase in credit problems was largely due to the effects that soft oil prices and Medicare reform had on companies in the energy and health care industries, respectively.

While performance for most of the year was indeed lackluster, the high-yield bond market finished on a strong note as more investors began to appreciate the attractive spreads available in this segment of the marketplace.

Compared to its benchmarks, the Portfolio performed relatively well this year. Our team held firm to the belief that avoiding mistakes is just as important as picking the best investments. That's why MFS Original Research® and depth of professional experience remained so critically important to the Portfolio's relative success.

Our time-tested experience in the high-yield bond arena was also critical to

HIGH YIELD BOND PORTFOLIO

our ability to steer clear of trouble spots and avoid bankruptcies in various sectors of the economy. Years of observing the dynamics in energy and health care, for example, enabled us to anticipate, as well as avoid, the problems that ultimately plagued these industries.

The Portfolio's performance benefited from an increased overweighting in the telecommunications sector, which remains one of the best performing sectors in the high-yield market. Deregulation, both here in the United States and in Europe, has contributed to the exceptional growth in new telecommunication networks, many of which have been financed with high-yield bonds. We continue to favor facility-based operators which are experiencing strong customer demand, in part due to the explosion of Internet traffic. The telecom sector has benefited from consolidation as well as equity investments from outside the industry. We invested in the debt of such telecom companies as MetroNet and Nextel. MetroNet, a competitive local exchange company (CLEC) in Canada, saw its bonds appreciate after announcing its merger with AT&T of Canada, an investment-grade company with better financial resources. Our position in Nextel Communications rose in value after Microsoft announced its $600 million investment in the company.

Our second largest exposure was in media, a highly defensive industry. Core holdings included cable television and radio entities such as Charter Communication, one of the fastest growing companies in the field. Controlled by Paul Allen, the co-founder of Microsoft, Charter's valuation has risen following the increased utilization of cable networks as a means of accessing the Internet.

Given the optimistic outlook for continued growing corporate earnings in 2000, as well as the higher yield levels available in the market today, we believe that high-yield bonds remain an attractive asset class.

High Yield Bond Portfolio and Lehman Bros. High Yield Bond Index
Comparison of Change in Value of $10,000 Investment.



$11,000
10,500
10,000
9,500
9,000
8,500
1/98
2/98
4/98
6/98
8/98
10/98
12/98
2/99
4/99
6/99
8/99
10/99
12/99
$10,572
$10,430
High Yield Bond Portfolio
Lehman Bros. High Yield

AVERAGE ANNUAL TOTAL RETURNS

	HIGH YIELD	LEHMAN BROS. HIGH YIELD BOND INDEX
1 YEAR	4.79%	2.39%
INCEPTION	2.83%	2.13%

Commencement of operations January 1, 1998. Past performance is not predictive of future performance.

This graph compares an initial $10,000 investment made in the High Yield Bond Portfolio (the "Portfolio") at its inception with a similar investment in the Lehman Bros. High Yield Bond Index. For the purposes of this graph and the accompanying table, the average annual total return for the Portfolio reflects all recurring expenses and includes the reinvestment of all dividends and distributions.

The Lehman Bros. High Yield Bond Index is an unmanaged index and includes the reinvestment of all dividends, but does not reflect the payment of transaction costs, advisory fees or expenses that are associated with an investment in the Portfolio.

Shares of the Portfolio are offered only through the variable products of Jefferson Pilot Financial and its affiliates. Total returns do not reflect any separate account expenses imposed on the policies which may include a premium tax charge, account fees, cost of insurance, mortality expenses and surrender charges, as applicable.

HIGH YIELD BOND PORTFOLIO

FOR A SHARE OUTSTANDING THROUGHOUT THE YEAR

FINANCIAL HIGHLIGHTS

	Year Ended December 31, 1999	Year Ended December 31, 1998
Net asset value, beginning of year	$ 9.49	$ 10.00
Income From Investment Operations		
Net investment income	0.75	0.60
Net gains and losses on securities (both realized and unrealized)	(0.30)	(0.51)
Total from investment operations	0.45	0.09
Less Distributions to Shareholders		
Dividends from net investment income	(0.75)	(0.60)
Dividends in excess of net investment income		
Distributions from capital gains		
Distributions in excess of capital gains		
Returns of capital		
Total distributions	(0.75)	(0.60)
Net asset value, end of year	$ 9.19	$ 9.49
Total Return (A)	4.79%	0.89%
Ratios to Average Net Assets:		
Expenses	1.15%	1.24%
Net investment income	7.58%	7.85%
Portfolio Turnover Rate	43.44%	84.21%
Net Assets, At End of Year	$9,401,814	$7,968,843

(A) Total return assumes reinvestment of all dividends during the year and does not reflect deduction of account fees and charges that apply to the separate account or related insurance policies. Investment returns and principal values will fluctuate and shares, when redeemed, may be worth more or less than the original cost.

HIGH YIELD BOND PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF DECEMBER 31, 1999

COMMON STOCK—0.33%

Company	Shares	Market Value
Telecommunications – Wireline–0.33%		
Viatel, Inc.†	575	$ 30,834
		30,834
TOTAL COMMON STOCK (Cost $4,841)		30,834

PREFERRED STOCK—1.98%

Company	Shares	Market Value
Publishing & Printing–0.60%		
Primedia, Inc., Series H, 8.625%, due 04/01/10	650	$ 56,713
		56,713
Telecommunications – Equipment & Services–0.43%		
Global Crossing, Ltd., 10.500%, due 12/01/08	400	40,300
		40,300
Telecommunications – Wireless–0.95%		
Crown Castle International Corp., 12.750%, due 12/15/10	57	58,743
Rural Cellular Corp., Series B, 11.375%, due 05/15/10	30	30,825
		89,568
TOTAL PREFERRED STOCK (Cost $181,228)		186,581

†Non-income producing security.

CORPORATE BONDS—82.42%

Company	Principal Value	Market Value
Aerospace & Defense–2.16%		
Argo-Tech Corp., 8.625%, due 10/01/07	$ 40,000	$ 35,800
BE Aerospace, Inc., Series B, 8.000%, due 03/01/08	50,000	43,750
K & F Industries, Inc., Series B, 9.250%, due 10/15/07	75,000	71,625
L-3 Communications Corp., Series B, 10.375%, due 05/01/07	50,000	51,875
		203,050
Automotive Parts & Equipment–1.26%		
Dura Operating Corp., Series B, 9.000%, due 05/01/09	25,000	23,687
Hayes Wheels International, Inc., 11.000%, due 07/15/06	57,000	59,850
Hayes Wheels International, Inc., Series B, 9.125%, due 07/15/07	20,000	19,650
Talon Automotive Group, LLC, Series B, 9.625%, due 05/01/08	25,000	15,688
		118,875
Broadcasting–13.05%		
Adelphia Communications Corp., Series 144A, 8.375%, due 02/01/08	100,000	93,250
Adelphia Communications Corp., 9.375%, due 11/15/09	20,000	19,700
Albritton Communications Co., Series B, 9.750%, due 11/30/07	40,000	40,300
Avalon Cable of Michigan, 9.375%, due 12/01/08	75,000	76,125
Bresnan Communications Group, Series B, 8.000%, due 02/01/09	75,000	75,844

See notes to financial statements.

HIGH YIELD BOND PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF DECEMBER 31, 1999–CONTINUED

CORPORATE BONDS—CONTINUED

Company	Principal Value	Market Value
Broadcasting–Continued		
Chancellor Media Corp., Series B, 8.750%, due 06/15/07	$ 40,000	$ 40,500
Charter Communications Holdings, LLC, 8.250%, due 04/01/07	100,000	92,750
Charter Communications Holdings, LLC, Zero Coupon, Step-up, due 04/01/11†	115,000	67,994
Classic Cable, Inc., 9.875%, due 08/01/08	40,000	40,250
CSC Holdings, Inc., Series B, 8.125%, due 08/15/09	50,000	50,188
Cumulus Media, Inc., 10.375%, due 07/01/08	50,000	52,250
EchoStar DBS Corp., 9.375%, due 02/01/09	100,000	101,000
Fox/Liberty Networks, LLC, 8.875%, due 08/15/07	55,000	56,375
Frontiervision Holdings, LP, Zero Coupon, Step-up, due 09/15/07†	45,000	40,500
Frontiervision, LP, 11.000%, due 10/15/06	50,000	53,250
Granite Broadcasting Corp., 10.375%, due 05/15/05	15,000	15,375
Granite Broadcasting Corp., 8.875%, due 05/15/08	25,000	24,125
Insight Midwest, LP/Insight Capital, Inc., Series 144A, 9.750%, due 10/01/09	50,000	51,875
Lenfest Communications, Inc., 8.375%, due 11/01/05	40,000	41,200
LIN Television Corp., Zero Coupon, Step-up, due 03/01/08†	60,000	40,725

†Non-income producing security.

CORPORATE BONDS—CONTINUED

Company	Principal Value	Market Value
Broadcasting–Continued		
Telemundo Group, Inc., Series B, Zero Coupon, Step-up, due 08/15/08†	$ 125,000	$ 75,000
United International Holdings, Inc., Series B, Zero Coupon, Step-up, due 02/15/08†	85,000	54,825
Young Broadcasting, Inc., Series B, 8.750%, due 06/15/07	25,000	23,812
		1,227,213
Building Materials–3.81%		
American Standard Companies, Inc., 7.375%, due 02/01/08	125,000	115,313
Building Matierials Holding Corp., Series B, 7.750%, due 07/15/05	50,000	45,750
Formica Corp., Series B, 10.875%, due 03/01/09	50,000	46,250
MMI Products, Inc., Series B, 11.250%, due 04/15/07	35,000	36,225
Nortek, Inc., 9.875%, due 03/01/04	50,000	49,500
Nortek, Inc., Series B, 9.250%, due 03/15/07	25,000	24,500
Synthetic Industries, Series 144A, 13.000%, due 12/13/00	41,250	40,631
		358,169
Chemicals–2.79%		
Huntsman ICI Chemicals, LLC, Series 144A, 10.125%, due 07/01/09	100,000	104,000

See notes to financial statements.

HIGH YIELD BOND PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF DECEMBER 31, 1999–CONTINUED

CORPORATE BONDS—CONTINUED

Company	Principal Value	Market Value
Chemicals–Continued		
Lyondell Chemical Co., Series A, 9.625%, due 05/01/07	$ 35,000	$ 35,963
Lyondell Chemical Co., Series B, 9.875%, due 05/01/07	65,000	66,625
Sterling Chemicals, Inc., Series A, 11.250%, due 04/01/07	75,000	55,500
		262,088
Commercial Services–2.30%		
Anacomp, Inc., Series B, 10.875%, due 04/01/04	95,000	95,000
Iron Mountain, Inc., 10.125%, due 10/01/06	50,000	51,125
Pierce Leahy Corp., 11.125%, due 07/15/06	30,000	31,950
Williams Scotsman, Inc., 9.875%, due 06/01/07	40,000	38,600
		216,675
Cosmetics & Personal Care–0.96%		
Remington Product Co., LLC, Series B, 11.000%, due 05/15/06	30,000	23,250
Revlon Consumer Products Corp., 8.625%, due 02/01/06	90,000	66,600
		89,850
Educational Services–0.57%		
Kindercare Learning Centers, Inc., Series B, 9.500%, due 02/15/09	55,000	53,900
		53,900

†Non-income producing security.

CORPORATE BONDS—CONTINUED

Company	Principal Value	Market Value
Electronic Components–0.54%		
Moog, Inc., Series B, 10.000%, due 05/01/06	$ 50,000	$ 51,178
		51,178
Entertainment & Leisure–4.65%		
AMC Entertainment, Inc., 9.500%, due 03/15/09	25,000	22,375
Aztar Corp., 8.875%, due 05/15/07	50,000	48,250
Boyd Gaming Corp., 9.500%, due 07/15/07	100,000	99,500
Coast Hotels & Casinos, Inc., 9.500%, due 04/01/09	100,000	96,000
Hollywood Park, Inc., Series B, 9.250%, due 02/15/07	25,000	24,906
Isle of Capri Casinos, Inc., 8.750%, due 04/15/09	20,000	18,500
Lady Luck Gaming Corp., 11.875%, due 03/01/01	55,000	55,688
Station Casinos, Inc., 8.875%, due 12/01/08	75,000	71,812
		437,031
Food Products–0.25%		
Vlasic Foods International, Inc., Series B, 10.250%, due 07/01/09	25,000	23,937
		23,937
Forest Products & Paper–2.28%		
Buckeye Technologies, Inc., 8.500%, due 12/15/05	40,000	39,100
Buckeye Technologies, Inc., 9.250%, due 09/15/08	40,000	40,550
Specialty Paperboard, Inc., 9.375%, due 10/15/06	70,000	70,175

See notes to financial statements.

HIGH YIELD BOND PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF DECEMBER 31, 1999–CONTINUED

CORPORATE BONDS—CONTINUED

Company	Principal Value	Market Value
Forest Products & Paper–Continued		
U.S. Timberlands Co., L.P., 9.625%, due 11/15/07	$ 70,000	$ 64,050
		213,875
Healthcare–0.94%		
Fresenius Medical Capital Trust II, 7.875%, due 02/01/08	35,000	32,375
Prime Medical Services, Inc., 8.750%, due 04/01/08	60,000	55,500
		87,875
Home Furnishings–0.73%		
Sealy Mattress, Co., Series B, 9.875%, due 12/15/07	40,000	40,300
Simmons Co., 10.250%, due 03/15/09	30,000	28,537
		68,837
Internet Services–1.93%		
Exodus Communications, Inc., 11.250%, due 07/01/08	50,000	51,875
Exodus Communications, Inc., Series 144A, 10.750%, due 12/15/09	25,000	25,563
PSINet, Inc., 11.500%, due 11/01/08	10,000	10,500
PSINet, Inc., 11.000%, due 08/01/09	90,000	93,150
		181,088

†Non-income producing security.

CORPORATE BONDS—CONTINUED

Company	Principal Value	Market Value
Machinery–3.24%		
Columbus McKinnon Corp., 8.500%, due 04/01/08	$ 75,000	$ 66,937
Fairfield Manufacturing Co., 9.625%, due 10/15/08	50,000	47,250
Newcor, Inc., Series B, 9.875%, due 03/01/08	90,000	47,250
Numatics, Inc., Series B, 9.625%, due 04/01/08	25,000	18,875
Simonds Industries, Inc., 10.250%, due 07/01/08	35,000	28,175
Thermadyne Holdings Corp., Zero Coupon, Step-up, due 06/01/08†	150,000	69,375
Thermadyne Holdings Corp., 9.875%, due 06/01/08	30,000	26,288
		304,150
Manufacturing–1.74%		
Blount International Co., Series 144A, 13.000%, due 08/01/09	25,000	26,500
International Knife & Saw, Inc., 11.375%, due 11/15/06	50,000	36,750
Polymer Group, Inc., Series B, 9.000%, due 07/01/07	50,000	48,750
Samsonite Corp., 10.750%, due 06/15/08	60,000	51,900
		163,900
Medical Products–0.13%		
Alaris Medical Inc., Zero coupon, Step-up, due 08/01/08†	30,000	12,488
		12,488

See notes to financial statements.

HIGH YIELD BOND PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF DECEMBER 31, 1999–CONTINUED

CORPORATE BONDS—CONTINUED

Company	Principal Value	Market Value
Mining & Metals – Ferrous & Nonferrous–6.07%		
AK Steel Holding Corp., 9.125%, due 12/15/06	$ 85,000	$ 86,913
AK Steel Holding Corp., 7.875%, due 02/15/09	25,000	23,750
Commonwealth Aluminum Corp., 10.750%, due 10/01/06	50,000	50,750
International Utility Structures, Inc., 10.750%, due 02/01/08	40,000	33,800
Earle M. Jorgensen Co., Series B, 9.500%, due 04/01/05	50,000	47,000
Kaiser Aluminum & Chemical Corp., 9.875%, due 02/15/02	75,000	74,250
Keystone Consolidated Industries, Inc., 9.625%, due 08/01/07	5,000	4,475
Metal Management, Inc., 10.000%, due 05/15/08	50,000	38,000
Oxford Automotive, Inc., Series D, 10.125%, due 06/15/07	65,000	61,425
P & L Coal Holdings Corp., 9.625%, due 05/15/08	90,000	89,100
WCI Steel, Inc., Series B, 10.000%, due 12/01/04	60,000	61,200
		570,663
Office Equipment–0.16%		
General Binding Corp., 9.375%, due 06/01/08	30,000	14,550
		14,550
Oil & Gas – Distribution & Marketing–0.44%		
Clark R&M, Inc., 8.625%, due 08/15/08	$ 40,000	$ 25,000
Clark USA, Inc., Trizec, 10.875%, due 12/01/05	40,000	16,200
		41,200
Oil & Gas Producers–2.32%		
Chesapeake Energy Corp., Series B, 9.625%, due 05/01/05	90,000	85,275
Continental Resources, Inc., 10.250%, due 08/01/08	25,000	22,156
Forest Oil, 10.500%, due 01/15/06	50,000	50,750
HS Resources, Inc., 9.250%, due 11/15/06	25,000	24,875
Ocean Energy, Inc., Series B, 8.875%, due 07/15/07	35,000	34,825
		217,881
Oil & Gas Services & Equipment–0.43%		
Pool Energy Services Co., Series B, 8.625%, due 04/01/08	40,000	40,600
		40,600
Packaging & Containers–4.36%		
Applied Extrusion Technologies, Inc., Series B, 11.500%, due 04/01/02	25,000	25,750
Gaylord Container Corp., Series B, 9.750%, due 06/15/07	80,000	69,400
Gaylord Container Corp., Series B, 9.875%, due 02/15/08	65,000	61,587

†Non-income producing security.

See notes to financial statements.

HIGH YIELD BOND PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF DECEMBER 31, 1999–CONTINUED

CORPORATE BONDS—CONTINUED

Company	Principal Value	Market Value
Packaging & Containers–Continued		
Graham Packaging Co., Series B, 8.750%, due 01/15/08	$ 10,000	$ 9,650
Packaging Corp. of America, 9.625%, due 04/01/09	40,000	41,050
Riverwood International Corp., 10.250%, due 04/01/06	100,000	101,750
Silgan Holdings, Inc., 9.000%, due 06/01/09	50,000	49,250
US Can Corp., Series B, 10.125%, due 10/15/06	50,000	51,250
		409,687
Publishing & Printing–1.93%		
Hollinger International Publishing, Inc., 9.250%, due 03/15/07	65,000	64,675
Liberty Group Operating, Inc., 9.375%, due 02/01/08	50,000	44,750
Mail-Well, Inc., Series B, 8.750%, due 12/15/08	25,000	23,875
World Color Press, Inc., 8.375%, due 11/15/08	25,000	24,687
World Color Press, Inc., 7.750%, due 02/15/09	25,000	23,875
		181,862
Retail Stores–2.35%		
Cole National Group, Inc., 8.625%, due 08/15/07	30,000	21,750
Duane Reade, Inc., 9.250%, due 02/15/08	50,000	49,187
Finlay Fine Jewelery Corp., 8.375%, due 05/01/08	25,000	23,250

†Non-income producing security.

CORPORATE BONDS—CONTINUED

Company	Principal Value	Market Value
Retail Stores–Continued		
Finlay Fine Jewelery Corp., 9.000%, due 05/01/08	$ 10,000	$ 9,150
Jitney-Jungle Stores America, Inc., 12.000%, due 03/01/06	90,000	21,150
Musicland Group, Inc., 9.000%, due 06/15/03	25,000	24,375
Musicland Group, Inc., Series B, 9.875%, due 03/15/08	50,000	46,500
Pathmark Stores, Inc., 11.625%, due 06/15/02	55,000	18,425
Pathmark Stores, Inc., 9.625%, due 05/01/03	10,000	7,550
		221,337
Telecommunications – Equipment & Services–4.88%		
DTI Holdings, Inc., Series B, Zero Coupon, Step-up, due 03/01/08†	65,000	23,319
Global Crossing Holdings, Ltd., 9.625%, due 05/15/08	50,000	50,250
ITC^DeltaCom, Inc., 11.000%, due 06/01/07	95,000	100,700
Level 3 Communications, Inc., 9.125%, due 05/01/08	105,000	99,488
Metromedia Fiber Network, Inc., 10.000%, due 11/15/08	90,000	92,475
NorthEast Optic Network, Inc., 12.750%, due 08/15/08	25,000	26,875
Pagemart Wireless, Inc., Zero Coupon, Step-up, due 02/01/08†	30,000	10,350
Spectrasite Holdings, Inc., Zero Coupon, Step-up, due 07/15/08†	25,000	15,062

See notes to financial statements.

HIGH YIELD BOND PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF DECEMBER 31, 1999–CONTINUED

CORPORATE BONDS—CONTINUED

Company	Principal Value	Market Value
Telecommunications – Equipment & Services–Continued		
Spectrasite Holdings, Inc., Zero Coupon, Step-up, due 04/15/09†	$ 75,000	$ 40,312
		458,831
Telecommunications – Integrated–3.36%		
Hyperion Telecommunications, Inc., 12.000%, due 11/01/07	75,000	80,250
NEXTLINK Communications, Inc., 9.625%, due 10/01/07	30,000	29,400
NEXTLINK Communications, Inc., 10.750%, due 06/01/09	95,000	98,088
NTL, Inc., Series B, Zero Coupon, Step-up, due 04/01/08†	155,000	107,725
		315,463
Telecommunications – Wireless–5.80%		
American Cellular Corp., 10.500%, due 05/15/08	50,000	55,625
AMSC Acquisition Co., Inc., Series B, 12.250%, due 04/01/08	35,000	27,519
Centennial Cellular Corp., 10.750%, due 12/15/08	75,000	80,625
Crown Castle International Corp., 9.000%, due 05/15/11	50,000	49,063
Nextel Communications, Inc., Zero Coupon, Step-up, due 10/31/07†	50,000	36,000
Nextel Communications, Inc., Zero Coupon, Step-up, due 02/15/08†	135,000	95,175

†Non-income producing security.

CORPORATE BONDS—CONTINUED

Company	Principal Value	Market Value
Telecommunications – Wireless–Continued		
Nextel International, Inc., Zero Coupon, Step-up, due 04/15/08†	$ 70,000	$ 41,650
Rural Cellular Corp., Series B, 9.625%, due 05/15/08	65,000	66,787
Triton PCS, Inc., Zero Coupon, Step-up, due 05/01/08†	35,000	24,937
US Unwired, Inc., Series 144A, Zero Coupon, Step-up, due 11/01/09†	25,000	14,750
Western Wireless Corp., 10.500%, due 02/01/07	50,000	52,750
		544,881
Telecommunications – Wireline–5.87%		
Allegiance Telecom, Inc., Series B, Zero Coupon, Step-up, due 02/15/08†	75,000	54,000
Allegiance Telecom, Inc., 12.875%, due 05/15/08	85,000	94,881
General Communication, Inc., 9.750%, due 08/01/07	65,000	60,775
ICG Holdings, Inc., Zero Coupon, Step-up, due 05/01/06†	115,000	86,538
MJD Communications, Inc., Series B, 9.500%, due 05/01/08	45,000	42,750
Time Warner Telecom, LLC, 9.750%, due 07/15/08	100,000	103,500
Viatel, Inc., Zero Coupon, Step-up, due 04/15/08†	85,000	54,400
Viatel, Inc., 11.250%, due 04/15/08	55,000	54,862
		551,706

See notes to financial statements.

HIGH YIELD BOND PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF DECEMBER 31, 1999–CONTINUED

CORPORATE BONDS—CONTINUED

Company	Principal Value	Market Value
Textiles & Apparel–0.58%		
J. Crew Group, Series B, Zero Coupon, Step-up, due 10/15/08†	$ 15,000	$ 7,575
J. Crew Operating Corp., 10.375%, due 10/15/07	55,000	47,025
		54,600
Transportation–0.54%		
Johnstown America Industries, Inc., 11.750%, due 08/15/05	25,000	25,562
Johnstown America Industries, Inc., Series C, 11.750%, 08/15/05	25,000	25,563
		51,125
TOTAL CORPORATE BONDS (Cost $8,317,643)		7,748,565

FOREIGN BONDS—16.69%

Company	Principal Value	Market Value
Aerospace & Defense–0.51%		
Satelites Mexicanos, S.A., de CV, Series B, 10.125%, due 11/01/04	$ 70,000	$ 47,775
		47,775
Broadcasting–2.16%		
TeleWest Communications, PLC, 9.625%, due 10/01/06	100,000	101,500

†Non-income producing security.

FOREIGN BONDS—CONTINUED

Company	Principal Value	Market Value
Broadcasting–Continued		
United Pan-Europe Communications, N.V., Series B, 10.875%, due 08/01/09	$ 100,000	$ 101,750
		203,250
Chemicals–0.58%		
PCI Chemicals Canada, Inc., 9.250%, due 10/15/07	70,000	54,250
		54,250
Financial Services–1.14%		
Ono Finance, PLC, 13.000%, due 05/01/09	105,000	107,625
		107,625
Insurance–0.80%		
Willis Corroon Corp., 9.000%, due 02/01/09	90,000	75,375
		75,375
Internet Services–0.23%		
Dialog Corp., PLC, Series A, 11.000%, due 11/15/07	45,000	21,825
		21,825
Lodging–0.53%		
Prime Hospitality Corp., Series B, 9.750%, due 04/01/07	50,000	49,750
		49,750
Mining & Metals – Ferrous & Nonferrous–0.73%		
Algoma Steel, Inc., 12.375%, due 07/15/05	45,000	42,525
Russel Metals, Inc., 10.000%, due 06/01/09	25,000	25,969
		68,494

See notes to financial statements.

HIGH YIELD BOND PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF DECEMBER 31, 1999–CONTINUED

FOREIGN BONDS—CONTINUED

Company	Principal Value	Market Value
Telecommunications – Equipment & Services–0.61%		
Energis, PLC, 9.750%, due 06/15/09	$ 55,000	$ 57,200
		57,200
Telecommunications – Integrated–0.38%		
Jazztel, PLC, 14.000%, due 04/01/09	35,000	36,137
		36,137
Telecommunications – Wireless–2.29%		
Clearnet Communications, Inc., Zero Coupon, Step-up, due 12/15/05†	25,000	24,656
Dolphin Telecom, PLC, Zero Coupon, Step-up, due 06/01/08†	100,000	50,500
Dolphin Telecom, PLC, Series B, Zero Coupon, Step-up, due 05/15/09†	25,000	11,875
Millicom International Cellular, S.A., Zero Coupon, Step-up, due 06/01/06†	110,000	88,550
PTC International Finance II, SA, Series 144A, 11.250%, due 02/01/09	40,000	39,400
		214,981
Telecommunications – Wireline–6.73%		
Colt Telecom Group, PLC, Zero Coupon, Step-up, due 12/15/06†	135,000	116,775
Completel Europe, N.V., Series B, Zero Coupon, Step-up, due 02/15/09†	50,000	29,750

†Non-income producing security.

FOREIGN BONDS—CONTINUED

Company	Principal Value	Market Value
Telecommunications – Wireline–Continued		
Esat Telecom Group, PLC, Series B, 11.875%, due 12/01/08	$ 100,000	$ 112,000
Esprit Telecom Group, PLC, 10.875%, due 06/15/08	50,000	49,750
GlobeNet Communications Group Ltd., Series 144A, 13.000%, due 07/15/07	40,000	40,950
Hermes Europe Railtel, B.V., 10.375%, due 01/15/09	75,000	74,438
MetroNet Communications Corp., Zero Coupon, Step-up, due 11/01/07†	25,000	20,875
Tele1 Europe, B.V., 13.000%, due 05/15/09	50,000	51,000
Versatel Telecom, B.V., 13.250%, due 05/15/08	80,000	85,600
Worldwide Fiber, Inc., Series 144A, 12.000%, due 08/01/09	50,000	51,750
		632,888
TOTAL FOREIGN BONDS (Cost $1,637,247)		1,569,550

RIGHTS AND WARRANTS—0.99%

Company	Shares	Market Value
Broadcasting–0.14%		
Ono Finance, PLC, Equity Value Certificate, exp. 05/31/09†	105	$ 13,072
		13,072
Telecommunications – Equipment & Services–0.00%		
DTI Holdings, Inc., Series 144A, Warrants, exp. 03/01/08†	325	39
		39

See notes to financial statements.

HIGH YIELD BOND PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF DECEMBER 31, 1999–CONTINUED

RIGHTS AND WARRANTS—CONTINUED

Company	Shares	Market Value
Telecommunications – Integrated–0.35%		
Jazztel, PLC, Warrants, exp. 04/01/09†	175	$ 32,813
		32,813
Telecommunications – Wireless–0.01%		
American Mobile Satellite Corp., Series 144A, Warrants, exp. 04/01/08†	35	1,404
		1,404
Telecommunications – Wireline–0.49%		
Allegiance Telecom, Inc., Warrants, exp. 02/03/08†	100	9,513
Versatel Telecom, B.V., Series 144A, Warrants, exp. 05/15/08†	80	36,450
		45,963
TOTAL RIGHTS AND WARRANTS (Cost $2,700)		93,291
TOTAL INVESTMENTS (Cost $10,143,659)	102.41%	9,628,821
Other assets, less liabilities	(2.41)	(227,007)
TOTAL NET ASSETS	100.00%	$9,401,814

†Non-income producing security.

See notes to financial statements.

MONEY MARKET PORTFOLIO

"We continue to limit the Portfolio's investments to securities issued or guaranteed by the U.S. Treasury, agencies, or instrumentalities of the U.S. government, as well as to the highest quality corporate and bank issues, in order to provide maximum security against credit risk."

—Jean O. Alessandro, Portfolio Manager—

INCEPTION DATE

August 1, 1985

FUND MANAGER

Massachusetts Financial Services Company

INVESTMENT OBJECTIVE AND STRATEGY

To achieve the highest possible current income, consistent with preservation of capital and maintenance of liquidity.

NET ASSETS AS OF 12/31/99

$36,381,953

NUMBER OF HOLDINGS

27

DOLLAR WEIGHTED AVERAGE MATURITY

30.2 days

IN THIS SECTION

JEAN O. ALESSANDRO

- Joined MFS in 1986
- Assistant Vice President of MFS Investment Management
- Bachelors degree from the University of Connecticut

MONEY MARKET PORTFOLIO


Short-Term
Obligations-95.97%
Cash-4.03%

PORTFOLIO QUALITY	PERCENT OF PORTFOLIO‡
AAA	100.00%

‡Represents market value of investments plus cash.

An investment in the Money Market Portfolio is neither insured nor guaranteed by the U.S. Government.

The JPVF Money Market Portfolio seeks as high a level of current income as is considered consistent with the preservation of capital and liquidity by investing in short-term money market securities issued or guaranteed by the U.S. Treasury, its agencies, or instrumentalities of the U.S. government, as well as in the highest-quality corporate and bank issues, in order to minimize credit risk.

As the Federal Reserve Board (the Fed) became nervous about inflationary forces picking up steam due to the strength of the U.S. economy and the global recovery, the Fed began its first in a portfolio of three 0.25% interest-rate increases on June 30, 1999. Essentially, these three rate hikes reversed the effects of the three reductions in the federal funds target rate - the rate at which banks may lend overnight funds to each other - in the fall of 1998. In response to Fed rate hikes, interest rates on short-term (90 day) securities increased approximately 100 basis points (1.0%) during the past year. The federal funds rate, which began 1999 at 4.75%, ended the period at 5.50%. Because of the Fed's bias toward increasing rates, we've targeted 35 days for the average maturity of the Portfolio' holdings.

We continue to limit the Portfolio's investments to securities issued or guaranteed by the U.S. Treasury, agencies, or instrumentalities of the U.S. government, as well as to the highest quality corporate and bank issues, in order to provide maximum security against credit risk. On December 31, 1999, all of the Portfolio was invested in U.S. government or government-guaranteed issues.

MONEY MARKET PORTFOLIO

FOR A SHARE OUTSTANDING THROUGHOUT THE YEAR

FINANCIAL HIGHLIGHTS

	Year Ended December 31, 1999	Year Ended December 31, 1998	Year Ended December 31, 1997	Year Ended December 31, 1996	Year Ended December 31, 1995
Net asset value, beginning of year	$ 10.37	$ 10.23	$ 10.25	$ 10.27	$ 10.25
Income From Investment Operations					
Net investment income	0.44	0.35	0.52	0.50	0.50
Net gains and losses on securities (both realized and unrealized)	0.04	0.14	(0.02)	(0.02)	0.02
Total from investment operations	0.48	0.49	0.50	0.48	0.52
Less Distributions to Shareholders					
Dividends from net investment income		(0.35)	(0.52)	(0.50)	(0.50)
Dividends in excess of net investment income					
Distributions from capital gains					
Distributions in excess of capital gains					
Returns of capital					
Total distributions	0.00	(0.35)	(0.52)	(0.50)	(0.50)
Net asset value, end of year	$ 10.85	$ 10.37	$ 10.23	$ 10.25	$ 10.27
Total Return (A)	4.57%	4.86%	4.86%	4.65%	5.06%
Ratios to Average Net Assets:					
Expenses	0.60%	0.64%	0.60%	0.62%	0.63%
Net investment income	4.46%	4.74%	4.74%	4.54%	4.89%
Portfolio Turnover Rate (B)	N/A	N/A	N/A	N/A	N/A
Net Assets, At End of Year	$36,381,953	$24,416,645	$9,435,454	$7,896,257	$8,312,676

(A) Total return assumes reinvestment of all dividends during the year and does not reflect deduction of account fees and charges that apply to the separate account or related insurance policies. Investment returns and principal values will fluctuate and shares, when redeemed, may be worth more or less than the original cost.

(B) There were no purchases and/or sales of securities other than short term obligations during the year. Therefore, the portfolio turnover rate has not been calculated.

MONEY MARKET PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF DECEMBER 31, 1999

SHORT-TERM OBLIGATIONS—96.01%

Company	Principal Value	Market Value
Government Agency–96.01%		
Federal Agricultural Mortgage Corp., 5.530%, due 01/20/00	$1,000,000	$ 997,081
Federal Agricultural Mortgage Corp., 5.610%, due 01/21/00	1,600,000	1,595,013
Federal Agricultural Mortgage Corp., 5.600%, due 02/01/00	3,200,000	3,184,569
Federal Farm Credit Bank, 5.580%, due 01/11/00	1,600,000	1,597,520
Federal Farm Credit Bank, 5.610%, due 01/24/00	500,000	498,208
Federal Farm Credit Bank, 5.610%, due 01/27/00	1,000,000	995,948
Federal Farm Credit Bank, 5.750%, due 02/22/00	1,000,000	991,694
Federal Home Loan Bank, 5.720%, due 01/12/00	1,200,000	1,197,903
Federal Home Loan Bank, 5.580%, due 01/14/00	1,600,000	1,596,776
Federal Home Loan Bank, 5.510%, due 01/19/00	1,000,000	997,245
Federal Home Loan Bank, 5.600%, due 02/02/00	1,216,000	1,209,947
Federal Home Loan Bank, 5.590%, due 02/04/00	1,700,000	1,691,025
Federal Home Loan Bank, 5.600%, due 02/09/00	1,200,000	1,192,720
Federal Home Loan Bank, 5.650%, due 02/11/00	1,400,000	1,390,991
Federal Home Loan Mortgage Corp., 5.600%, due 01/13/00	950,000	948,220
Federal Home Loan Mortgage Corp., 5.760%, due 01/25/00	1,000,000	996,160

†Non-income producing security.

SHORT-TERM OBLIGATIONS—CONTINUED

Company	Principal Value	Market Value
Government Agency–Continued		
Federal Home Loan Mortgage Corp., 5.750%, due 01/27/00	$ 580,000	$ 577,591
Federal Home Loan Mortgage Corp., 5.750%, due 02/08/00	1,950,000	1,938,165
Federal Home Loan Mortgage Corp., 5.600%, due 02/15/00	1,500,000	1,489,500
Federal National Mortgage Association, 5.600%, due 01/18/00	1,000,000	997,356
Federal National Mortgage Association, 4.750%, due 01/19/00	500,000	498,813
Federal National Mortgage Association, 5.570%, due 01/26/00	1,200,000	1,195,358
Federal National Mortgage Association, 5.600%, due 02/03/00	1,800,000	1,790,760
Federal National Mortgage Association, 5.750%, due 03/02/00	1,900,000	1,882,811
Tennessee Valley Authority, 5.460%, due 01/28/00	1,500,000	1,493,858
Tennessee Valley Authority, 5.510%, due 02/17/00	1,200,000	1,191,368
Tennessee Valley Authority, 5.520%, due 02/24/00	800,000	793,376
TOTAL SHORT-TERM OBLIGATIONS (Cost $34,928,654)		34,929,976
TOTAL INVESTMENTS (Cost $34,928,654)	96.01%	34,929,976
Other assets, less liabilities	3.99	1,451,977
TOTAL NET ASSETS	100.00%	$36,381,953

See notes to financial statements.

[This page intentionally left blank]

STATEMENT OF ASSETS AND LIABILITIES

December 31, 1999

	International Equity Portfolio	World Growth Stock Portfolio	Global Hard Assets Portfolio	Emerging Growth Portfolio
Assets				
Investments, at cost-see accompanying portfolios	$27,331,034	$ 97,576,064	$ 5,400,920	$ 98,844,155
Investments, at market value (Notes B and C)	$34,478,463	$128,753,822	$ 5,512,452	$188,937,027
Cash	1,266,421	3,924,711		1,133,604
Accrued investment income	33,822	440,138	9,888	12,259
Receivable for portfolio securities sold			32,460	1,381,898
Other assets			3,367	
Total Assets	35,778,706	133,118,671	5,558,167	191,464,788
Liabilities				
Amounts owed to banks			29,383	
Dividends payable				
Payable for portfolio securities purchased	104,978			1,866,479
Payable for foreign forward contracts				278
Accrued investment advisory fees (Note D)	29,230	81,393		109,414
Accrued expenses	4,117	10,270	691	15,669
Other liabilities			3,367	
Total Liabilities	138,325	91,663	33,441	1,991,840
NET ASSETS	$35,640,381	$133,027,008	$ 5,524,726	$189,472,948
Net Assets Consist of:				
Par value	$ 22,179	$ 51,015	$ 6,145	$ 46,583
Capital paid in	25,725,340	98,223,748	9,166,527	80,905,711
Undistributed net investment income (loss)	(26,119)	1,618,332	68,445	(36,433)
Accumulated net realized gain (loss)	2,771,756	1,975,834	(3,827,914)	18,461,868
Net unrealized gain (loss) on investments	7,147,429	31,177,758	111,532	90,092,872
Net unrealized gain (loss) on translation of assets and liabilities in foreign currency	(204)	(19,679)	(9)	2,347
NET ASSETS	$35,640,381	$133,027,008	$ 5,524,726	$189,472,948
Shares of common stock outstanding ($0.01 par value, 1,000,000,000 shares authorized)	2,217,906	5,101,478	614,477	4,658,279
Net asset value, offering & redemption price per share	$ 16.07	$ 26.08	$ 8.99	$ 40.67

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

Capital Growth Portfolio	Small Company Portfolio	Growth Portfolio	Growth and Income Portfolio	Balanced Portfolio	High Yield Bond Portfolio	Money Market Portfolio
$201,232,568	$75,891,216	$27,558,791	$67,451,255	$ 43,840,105	$10,143,659	$34,928,654
$358,049,144	$87,976,542	$42,076,584	$70,238,257	$ 51,333,001	$ 9,628,821	$34,929,976
8,018,708	2,123,351	3,421,381	6,237,367	1,879,168	346,956	1,468,112
83,905	10,090	13,149	98,625	455,405	207,476	393
	7,423,391	1,034,593		10,984		
366,151,757	97,533,374	46,545,707	76,574,249	53,678,558	10,183,253	36,398,481
					771,551	
	4,480,293	2,182,768	97,260	323,076		
271,132	55,216	23,931	47,845	37,054	6,592	14,623
16,226	6,326	4,788	4,970	5,010	3,296	1,905
287,358	4,541,835	2,211,487	150,075	365,140	781,439	16,528
$365,864,399	$92,991,539	$44,334,220	$76,424,174	$ 53,313,418	$ 9,401,814	$36,381,953
$ 93,178	$ 51,506	$ 18,964	$ 38,092	$ 34,912	$ 10,233	$ 33,543
191,450,121	84,806,903	25,383,231	65,011,509	41,745,445	10,333,241	34,889,029
	1,579		648,155	1,087,641		1,459,257
17,504,524	(3,953,775)	4,414,232	7,939,416	2,950,321	(426,822)	(1,198)
156,816,576	12,085,326	14,517,793	2,787,002	7,492,896	(514,838)	1,322
				2,203		
$365,864,399	$92,991,539	$44,334,220	$76,424,174	$ 53,313,418	$ 9,401,814	$36,381,953
9,317,825	5,150,600	1,896,439	3,809,181	3,491,224	1,023,267	3,354,278
$ 39.27	$ 18.05	$ 23.38	$ 20.06	$ 15.27	$ $9.19	$ 10.85

STATEMENT OF OPERATIONS

For the Year Ended December 31, 1999

	International Equity Portfolio	World Growth Stock Portfolio	Global Hard Assets Portfolio	Emerging Growth Portfolio
Investment Income				
Income:				
Interest	$ 39,262	$ 88,652	$ 32,588	$ 442,721
Dividends	285,578	3,324,842	126,108	144,042
Foreign taxes withheld	(24,806)	(218,919)	(3,439)	(2,557)
Total investment income	300,034	3,194,575	155,257	584,206
Expenses:				
Advisory fees (Note D)	249,980	919,553	43,586	912,526
Custodian fees	36,725	49,713	14,266	56,381
Shareholder reports	12,495	61,045	2,904	56,600
Professional fees	3,392	18,815	823	16,674
Insurance expense	281	1,428	66	1,303
Directors fees	711	3,564	167	3,271
Security valuation	7,910	13,832	5,616	15,403
Miscellaneous expenses	1,456	7,403	343	6,751
Total expenses	312,950	1,075,353	67,771	1,068,909
Net investment income (loss)	(12,916)	2,119,222	87,486	(484,703)
Realized and Unrealized Gain (Loss) on Investments and Foreign Currency				
Net realized gain (loss) on investments	2,863,886	2,002,877	(106,911)	19,583,258
Net realized gain (loss) from foreign currency transactions	(41,980)	(65,980)	(8,795)	(53,344)
Net unrealized gain (loss) on investments	5,181,215	19,470,411	758,154	60,477,704
Net unrealized gain (loss) on translation of assets and liabilities in foreign currency	41,176	(25,501)	338	2,366
Net realized and unrealized gain (loss) on investments and foreign currency	8,044,297	21,381,807	642,786	80,009,984
Net increase in net assets resulting from operations	$8,031,381	$23,501,029	$730,272	$79,525,281

See notes to financial statements.

STATEMENT OF OPERATIONS

Capital Growth Portfolio	Small Company Portfolio	Growth Portfolio	Growth and Income Portfolio	Balanced Portfolio	High Yield Bond Portfolio	Money Market Portfolio
$ 350,782	$ 157,228	$ 56,682	$ 254,773	$1,195,477	$ 879,565	$1,654,371
1,282,119	418,947	26,745	1,037,445	318,749	9,246	
(16,734)			(23,621)	(3,028)		
1,616,167	576,175	83,427	1,268,597	1,511,198	888,811	1,654,371
2,512,072	597,475	149,393	548,232	358,451	76,391	163,608
4,473	10,512	22,120	11,066	12,881	11,830	4,373
131,254	53,085	9,917	36,667	32,990	5,079	16,278
36,975	11,676	2,525	10,665	7,126	1,485	4,771
3,020	931	219	850	504	118	381
7,580	2,320	558	2,121	1,263	295	949
2,180	5,652	5,937	4,387	7,181	21,424	2,784
15,652	4,827	1,137	4,403	2,614	613	1,970
2,713,206	686,478	191,806	618,391	423,010	117,235	195,114
(1,097,039)	(110,303)	(108,379)	650,206	1,088,188	771,576	1,459,257
17,603,105	(4,075,104)	4,619,061	7,959,217	3,234,523	(240,738)	(307)
				7,471	(25)	
90,958,724	15,549,849	12,117,757	(4,805,279)	5,096,361	(94,693)	3,884
(74)				(4,667)		
108,561,755	11,474,745	16,736,818	3,153,938	8,333,688	(335,456)	3,577
$107,464,716	$11,364,442	$16,628,439	$ 3,804,144	$9,421,876	$ 436,120	$1,462,834

STATEMENT OF CHANGES IN NET ASSETS

	International Equity Portfolio		World Growth Stock Portfolio		Global Hard Assets Portfolio	
	Year Ended December 31, 1999	Year Ended December 31, 1998	Year Ended December 31, 1999	Year Ended December 31, 1998	Year Ended December 31, 1999	Year Ended December 31, 1998
Increase (decrease) in net assets:						
Net investment income (loss)	$ (12,916)	$ 3,547	$ 2,119,222	$ 2,975,735	$ 87,486	$ 104,164
Net realized gain (loss) on security transactions	2,863,886	89,758	2,002,877	8,469,883	(106,911)	(3,440,007)
Net realized gain (loss) from foreign currency transactions	(41,980)	(156,658)	(65,980)	(175,497)	(8,795)	(10,261)
Net unrealized gain (loss) on investments	5,181,215	1,966,214	19,470,411	(7,851,427)	758,154	2,712,585
Net unrealized gain (loss) on translation of assets and liabilities in foreign currency	41,176	(41,380)	(25,501)	12,664	338	(347)
Net increase in net assets resulting from operations	8,031,381	1,861,481	23,501,029	3,431,358	730,272	(633,866)
Distribution to shareholders from net investment income			(369,547)	(2,384,505)	(5,738)	(72,099)
Distribution to shareholders from capital gains		(56,828)	(1,361,644)	(8,089,550)		
Distribution to shareholders in excess of capital gains						
Increase in net assets derived from shareholder transactions (Note E)	11,032,719	14,771,618	359,867	12,372,497	466,529	(165,026)
Net increase in net assets	19,064,100	16,576,271	22,129,705	5,329,800	1,191,063	(870,991)
NET ASSETS:						
Beginning of Year	16,576,281	10	110,897,303	105,567,503	4,333,663	5,204,654
End of Year	$35,640,381	$16,576,281	$133,027,008	$110,897,303	$5,524,726	$4,333,663
Undistributed net investment income (loss)	$ (26,119)	0	$ 1,618,332	$ (92,406)	$ 68,445	$ (4,400)

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

Emerging Growth Portfolio		Capital Growth Portfolio		Small Company Portfolio	
Year Ended December 31, 1999	Year Ended December 31, 1998	Year Ended December 31, 1999	Year Ended December 31, 1998	Year Ended December 31, 1999	Year Ended December 31, 1998
$ (484,703)	$ (445,035)	$ (1,097,039)	$ (629,314)	$ (110,303)	$ 1,082,537
19,583,258	258,669	17,603,105	16,589,924	(4,075,104)	8,755,432
(53,344)	(3,643)		(266)		
60,477,704	22,327,253	90,958,724	37,765,178	15,549,849	(20,518,258)
2,366	(19)	(74)	112		
79,525,281	22,137,225	107,464,716	53,725,634	11,364,442	(10,680,289)
				(104,318)	(902,706)
	(258,669)	(6,500,203)	(10,537,442)	(1,941,991)	(7,789,869)
	(422,623)				
14,152,290	18,110,269	66,897,435	30,690,264	5,329,758	16,211,405
93,677,571	39,566,202	167,861,948	73,878,456	14,647,891	(3,161,459)
95,795,377	56,229,175	198,002,451	124,123,995	78,343,648	81,505,107
$189,472,948	$95,795,377	$365,864,399	$198,002,451	$92,991,539	$ 78,343,648
$ (36,433)	$ (21)	$ 0	$ 0	$ 1,579	$ 205,245

STATEMENT OF CHANGES IN NET ASSETS

	Growth Portfolio		Growth and Income Portfolio	
	Year Ended December 31, 1999	Year Ended December 31, 1998	Year Ended December 31, 1999	Year Ended December 31, 1998
Increase (decrease) in net assets:				
Net investment income (loss)	$ (108,379)	$ (39,937)	$ 650,206	$ 507,944
Net realized gain (loss) on security transactions	4,619,061	109,231	7,959,217	669,425
Net realized gain (loss) from foreign currency transactions				
Net unrealized gain (loss) on investments	12,117,757	2,400,036	(4,805,279)	5,278,331
Net unrealized gain (loss) on translation of assets and liabilities in foreign currency				
Net increase in net assets resulting from operations	16,628,439	2,469,330	3,804,144	6,455,700
Distribution to shareholders from net investment income				(507,944)
Distribution to shareholders from capital gains	(165,744)		(517,197)	
Increase in net assets derived from shareholder transactions (Note E)	16,327,783	9,074,402	7,827,697	19,683,698
Net increase in net assets	32,790,478	11,543,732	11,114,644	25,631,454
NET ASSETS:				
Beginning of Year	11,543,742	10	65,309,530	39,678,076
End of Year	$44,334,220	$11,543,742	$76,424,174	$65,309,530
Undistributed net investment income (loss)	$ 0	$ (39,937)	$ 648,155	$ 1,606

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

Balanced Portfolio		High Yield Bond Portfolio		Money Market Portfolio	
Year Ended December 31, 1999	Year Ended December 31, 1998	Year Ended December 31, 1999	Year Ended December 31, 1998	Year Ended December 31, 1999	Year Ended December 31, 1998
$ 1,088,188	$ 653,714	$ 771,576	$ 505,196	$ 1,459,257	$ 825,203
3,234,523	2,873,015	(240,738)	(186,084)	(307)	17
7,471	(987)	(25)			
5,096,361	1,776,147	(94,693)	(420,145)	3,884	(2,562)
(4,667)	6,870				
9,421,876	5,308,759	436,120	(101,033)	1,462,834	822,658
(7,596)	(651,185)	(771,551)	(505,196)		(825,203)
(703,150)	(2,438,951)				
9,488,534	10,257,554	1,768,402	8,575,062	10,502,474	14,983,736
18,199,664	12,476,177	1,432,971	7,968,833	11,965,308	14,981,191
35,113,754	22,637,577	7,968,843	10	24,416,645	9,435,454
$53,313,418	$35,113,754	$9,401,814	$7,968,843	$36,381,953	$24,416,645
$ 1,087,641	$ 705	$ 0	$ 0	$ 1,459,257	$ 0

NOTES TO FINANCIAL STATEMENTS

NOTE A—ORGANIZATION

Jefferson Pilot Variable Fund, Inc. (the "Company") is a diversified open-end series management investment company registered under the Investment Company Act of 1940, as amended. The Company was incorporated under the laws of the State of Maryland on October 19, 1984 for the purpose of funding Flexible Premium Variable Life Insurance Policies and variable annuity contracts issued by Jefferson Pilot Financial Insurance Company and its affiliates. The Company is composed of eleven separate portfolios (the "Portfolios"): the International Equity Portfolio, the World Growth Stock Portfolio, the Global Hard Assets Portfolio, the Emerging Growth Portfolio, the Capital Growth Portfolio, the Small Company Portfolio, the Growth Portfolio, the Growth and Income Portfolio, the Balanced Portfolio, the High Yield Bond Portfolio, and the Money Market Portfolio.

NOTE B—SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in conformity with generally accepted accounting principles which require management to make certain estimates and assumptions at the date of the financial statements. The following summarizes the significant accounting policies of the Company:

Valuation of Investments: Investment securities are valued at the closing sales price on the exchange on which such securities are principally traded; securities traded in the over-the-counter market and securities traded on a national exchange for which no sales took place on the day of valuation are valued at the mean of the bid and ask prices at the close of trading. Quotations for foreign securities are in United States dollars and, accordingly, unrealized gains and losses on these securities reflect all foreign exchange fluctuations. Restricted securities are valued at fair value as determined in good faith by the Board of Directors. Short-term debt instruments with a remaining maturity of 60 days or less are valued at amortized cost, which approximates market value.

Investment Security Transactions: Investment security transactions are recorded as of the trade date, the date the order to buy or sell is executed. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

Distributions to Shareholders: Distributions to shareholders from ordinary income and net realized capital gains are declared and distributed at least once annually. Distributions to shareholders are recorded on the ex-dividend date.

The Company distinguishes between dividends on a tax basis and a financial reporting basis and only distributions in excess of tax basis earnings and profits are reported in the financial statements as a return of capital. Differences in the recognition or classification of income between the financial statements and tax earnings and profits which result in temporary over-distributions for financial statement purposes are classified as dividends in excess of net investment income or accumulated net realized gains.

Foreign Currency Transactions: Certain Portfolios may engage in portfolio transactions that are denominated in foreign currency. All related receivables and payables are marked to market daily using appropriate foreign exchange rates.

NOTES TO FINANCIAL STATEMENTS

The Portfolios do not isolate the portion of the operating results due to changes in foreign exchange rates on investments from the fluctuations arising from changes in the market value of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign currency gains and losses arise from the fluctuation of exchange rates between trade date and settlement date on security transactions and from the difference between accrual date and payment date on accrued investment income. Net unrealized foreign exchange gains and losses are related to the fluctuation of exchange rates on the payables and receivables for securities and accrued investment income at December 31, 1999.

The Portfolios may enter into forward foreign currency contracts to protect securities and related receivables and payables against fluctuations in future foreign currency rates. A forward contract is an agreement to buy or sell currencies of different countries on a specified future date at a specified currency value relative to the U.S. dollar. The market value of the forward contract will fluctuate with changes in the currency exchange rates. Contracts are valued daily and the changes in the market values are recorded by the Portfolios as unrealized appreciation or depreciation of foreign currency translations. At December 31, 1999, the Emerging Growth Portfolio had the following open forward foreign currency contracts:

Purchase Contracts	Settlement Date	Contracts to Receive	Cost	U.S. Dollar Value at 12/31/99	Unrealized Appreciation (Depreciation)
Emerging Growth Portfolio					
Japanese yen	01/05/00	26,990,502	$263,978	$263,695	$ (284)
Japanese yen	01/06/00	12,977,533	126,783	126,789	6
					$ (278)

Federal Income Taxes: Each Portfolio intends to qualify as a regulated investment company by complying with the requirements of the Internal Revenue Code applicable to regulated investment companies, and by distributing all of its ordinary income and net realized capital gains. Therefore, no Federal tax provision is required.

Foreign taxes withheld represents amounts withheld by foreign tax authorities, net of refunds recoverable.

NOTE C—INVESTMENTS

Net realized gains and losses on investment securities sold are determined by using the first-in, first-out method.

NOTES TO FINANCIAL STATEMENTS

At December 31, 1999, gross unrealized gains and losses for Federal income tax purposes were as follows:

	Unrealized Gains	Unrealized Losses	Net Unrealized Gain (Loss)
International Equity Portfolio	$ 8,012,979	$ 983,709	$ 7,029,270
World Growth Stock Portfolio	41,147,547	10,166,225	30,981,322
Global Hard Assets Portfolio	489,314	445,868	43,446
Emerging Growth Portfolio	90,391,248	644,963	89,746,285
Capital Growth Portfolio	158,014,149	1,207,671	156,806,478
Small Company Portfolio	22,299,146	10,236,032	12,063,114
Growth Portfolio	14,519,054	210,922	14,308,132
Growth and Income Portfolio	6,769,286	4,120,799	2,648,487
Balanced Portfolio	8,533,363	1,047,918	7,485,445
High Yield Portfolio	234,186	757,556	(523,370)
Money Market Portfolio	1,322	—	1,322

At December 31, 1999, the Emerging Growth, and Balanced Portfolios had unrealized foreign currency gains of $2,347, and $2,203 respectively. The International Equity, World Growth Stock, and Global Hard Assets Portfolios had unrealized foreign currency losses of $204, $19,679, and $9 respectively.

At December 31, 1999, the following Portfolios had accumulated realized capital losses, for Federal income tax purposes, which are available to be used to offset future realized capital gains: the Global Hard Assets Portfolio had $3,748,892 of which $168,663 expires in 2007, $3,350,893 expires in 2006, and $229,336 expires in 2005; Small Company Portfolio had $3,929,985 which expires in 2007, High Yield Bond Portfolio had $389,261 of which $261,114 expires in 2007 and $128,147 expires in 2006; Money Market Portfolio had $1,198 of which $340 expires in 2007, $400 expires in 2002, $391 expires in 2004, and $67 expires in 2005.

In addition, during the period from November 1, 1999 through December 31, 1999, the International Equity and Emerging Growth Portfolios incurred foreign currency losses of $26,119, and $36,711, respectively. The Global Hard Assets and High Yield Bond Portfolios incurred capital losses of $8,393 and $29,028, respectively. These losses are treated for Federal income tax purposes as if they occurred on January 1, 2000. Accordingly, during 1999 these Portfolios may have made distributions, as required by Internal Revenue Code Regulations, in excess of amounts recognized for financial reporting purposes.

At December 31, 1999, the adjusted cost basis of investments for Federal income tax purposes was $27,449,193 for the International Equity Portfolio, $97,772,500 for the World Growth Stock Portfolio, $5,469,006 for the Global Hard Assets Portfolio, $99,190,742 for the Emerging Growth Portfolio, $201,242,666 for the Capital Growth Portfolio, $75,913,428 for the Small Company Portfolio, $27,716,854 for the Growth Portfolio, $67,589,770 for the Growth and Income Portfolio, $43,847,556 for the Balanced Portfolio, $10,152,191 for the High Yield Bond Portfolio, and $34,928,654 for the Money Market Portfolio.

NOTES TO FINANCIAL STATEMENTS

Purchases and sales of investment securities for the period ended December 31, 1999, other than short-term obligations, were as follows:

	Cost of Investment Securities Purchased	Proceeds from Investment Securities Sold
International Equity Portfolio	$ 27,582,804	$ 17,144,567
World Growth Stock Portfolio	29,551,876	32,428,179
Global Hard Assets Portfolio	11,886,688	10,668,855
Emerging Growth Portfolio	190,216,490	175,876,001
Capital Growth Portfolio	167,158,878	105,546,954
Small Company Portfolio	109,555,156	114,670,762
Growth Portfolio	75,917,708	61,578,298
Growth and Income Portfolio	72,948,200	65,275,238
Balanced Portfolio	104,803,551	98,874,629
High Yield Bond Portfolio	5,697,196	4,167,031

NOTE D—INVESTMENT ADVISORY FEES AND MANAGEMENT AGREEMENT

The Company has entered into an investment management agreement with Jefferson Pilot Investment Advisory Corporation, "JPIA", a wholly-owned subsidiary of Jefferson-Pilot Corporation. Under the agreement, JPIA provides investment management and certain administrative services for the Company. JPIA has, in turn, retained Lombard Odier International Portfolio Management Limited to provide investment advisory services for the International Equity Portfolio; Templeton Global Advisors Limited to provide investment advisory services for the World Growth Stock Portfolio; Van Eck Associates Corporation to provide investment advisory services for the Global Hard Assets Portfolio; Lord, Abbett & Company to provide investment advisory services for the Small Company Portfolio; Strong Capital Management, Inc. to provide investment advisory services for the Growth Portfolio; Credit Suisse Asset Management, LLC, to provide investment advisory services for the Growth and Income Portfolio; Janus Capital Corporation to provide investment advisory services for the Capital Growth and Balanced Portfolios; and Massachusetts Financial Services Company to provide investment advisory services for the Emerging Growth, High Yield Bond and Money Market Portfolios. For its investment management and administrative services, JPIA is paid an annual fee through a daily charge based on a percentage of the average daily net asset value of each Portfolio as shown below:

	First $200 Million	Next $1.10 Billion	Over $1.30 Billion
International Equity Portfolio	1.00%	1.00%	1.00%
World Growth Stock Portfolio	.75%	.70%	.65%
Global Hard Assets Portfolio	.75%	.70%	.65%
Emerging Growth Portfolio	.80%	.75%	.70%
Capital Growth Portfolio	1.00%	.95%	.90%
Small Company Portfolio	.75%	.70%	.65%
Growth Portfolio	.75%	.75%	.75%
Growth and Income Portfolio	.75%	.70%	.65%
Balanced Portfolio	.75%	.70%	.65%
High Yield Bond Portfolio	.75%	.75%	.75%
Money Market Portfolio	.50%	.45%	.40%

NOTES TO FINANCIAL STATEMENTS

NOTE E—SHAREHOLDERS' TRANSACTIONS

Following is a summary of transactions with shareholders for each Portfolio.

International Equity Portfolio

	Year Ended December 31, 1999		Year Ended December 31, 1998	
	Shares	Dollars	Shares	Dollars
Shares issued	1,292,588	$ 17,117,146	1,388,935	$ 15,009,669
Shares issued as reinvestment of dividends	4,687	56,828	-	-
Shares redeemed	(446,527)	(6,141,255)	(21,778)	(238,051)
Net increase	850,748	$ 11,032,719	1,367,157	$ 14,771,618

World Growth Stock Portfolio

	Year Ended December 31, 1999		Year Ended December 31, 1998	
	Shares	Dollars	Shares	Dollars
Shares issued	276,903	$ 6,365,605	394,394	$ 9,327,872
Shares issued as reinvestment of dividends	428,951	9,394,729	638,687	14,983,192
Shares redeemed	(667,802)	(15,400,467)	(503,891)	(11,938,567)
Net increase	38,052	$ 359,867	529,190	$ 12,372,497

Global Hard Assets Portfolio

	Year Ended December 31, 1999		Year Ended December 31, 1998	
	Shares	Dollars	Shares	Dollars
Shares issued	558,304	$ 4,852,391	193,513	$ 1,631,108
Shares issued as reinvestment of dividends	9,544	72,099	5,873	52,180
Shares redeemed	(526,997)	(4,457,961)	(209,525)	(1,848,314)
Net increase (decrease)	40,851	$ 466,529	(10,139)	$ (165,026)

Emerging Growth Portfolio

	Year Ended December 31, 1999		Year Ended December 31, 1998	
	Shares	Dollars	Shares	Dollars
Shares issued	842,144	$ 22,789,922	1,257,911	$ 24,404,057
Shares issued as reinvestment of dividends	20,335	468,598	170,978	3,023,470
Shares redeemed	(361,203)	(9,106,230)	(490,481)	(9,317,258)
Net increase	501,276	$ 14,152,290	938,408	$ 18,110,269

NOTES TO FINANCIAL STATEMENTS

Capital Growth Stock Portfolio

	Year Ended December 31, 1999		Year Ended December 31, 1998	
	Shares	Dollars	Shares	Dollars
Shares issued	1,812,698	$55,642,674	1,446,669	$ 36,281,815
Shares issued as reinvestment of dividends	583,668	16,688,505	211,952	4,549,478
Shares redeemed	(176,653)	(5,433,744)	(407,453)	(10,141,029)
Net increase	2,219,713	$66,897,435	1,251,168	$ 30,690,264

Small Company Portfolio

	Year Ended December 31, 1999		Year Ended December 31, 1998	
	Shares	Dollars	Shares	Dollars
Shares issued	329,975	$ 4,975,909	834,248	$ 15,895,855
Shares issued as reinvestment of dividends	617,583	9,761,271	422,227	8,677,237
Shares redeemed	(619,778)	(9,407,422)	(423,026)	(8,361,687)
Net increase	327,780	$ 5,329,758	833,449	$ 16,211,405

Growth Portfolio

	Year Ended December 31, 1999		Year Ended December 31, 1998	
	Shares	Dollars	Shares	Dollars
Shares issued	1,082,322	$17,287,033	1,007,173	$ 10,464,685
Shares issued as reinvestment of dividends	11,575	165,744	-	-
Shares redeemed	(77,732)	(1,124,994)	(126,900)	(1,390,283)
Net increase	1,016,165	$16,327,783	880,273	$ 9,074,402

Growth and Income Portfolio

	Year Ended December 31, 1999		Year Ended December 31, 1998	
	Shares	Dollars	Shares	Dollars
Shares issued	677,470	$13,575,173	1,172,029	$ 21,565,743
Shares issued as reinvestment of dividends	54,012	1,025,140	588,835	10,072,665
Shares redeemed	(338,369)	(6,772,616)	(664,326)	(11,954,710)
Net increase	393,113	$ 7,827,697	1,096,538	$ 19,683,698

NOTES TO FINANCIAL STATEMENTS

Balanced Portfolio

	Year Ended December 31, 1999		Year Ended December 31, 1998	
	Shares	Dollars	Shares	Dollars
Shares issued	730,355	$ 9,652,134	697,627	$ 8,776,809
Shares issued as reinvestment of dividends	299,519	3,800,882	301,238	3,539,231
Shares redeemed	(300,362)	(3,964,482)	(163,928)	(2,058,486)
Net increase	729,512	$ 9,488,534	834,937	$ 10,257,554

High Yield Bond Portfolio

	Year Ended December 31, 1999		Year Ended December 31, 1998	
	Shares	Dollars	Shares	Dollars
Shares issued	650,374	$ 6,381,383	1,294,477	$ 13,092,077
Shares issued as reinvestment of dividends	53,246	505,196	-	-
Shares redeemed	(520,250)	(5,118,177)	(454,581)	(4,517,015)
Net increase	183,370	$ 1,768,402	839,896	$ 8,575,062

Money Market Portfolio

	Year Ended December 31, 1999		Year Ended December 31, 1998	
	Shares	Dollars	Shares	Dollars
Shares issued	4,619,214	$ 48,821,940	4,602,276	$ 48,227,174
Shares issued as reinvestment of dividends	79,554	825,203	46,686	477,433
Shares redeemed	(3,698,386)	(39,144,669)	(3,217,716)	(33,720,871)
Net increase	1,000,382	$ 10,502,474	1,431,246	$ 14,983,736

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
Jefferson Pilot Variable Fund, Inc.

We have audited the accompanying statement of assets and liabilities of Jefferson Pilot Variable Fund, Inc. (the "Fund" comprising respectively, the International Equity, World Growth Stock, Global Hard Assets, Emerging Growth, Capital Growth, Small Company, Growth, Growth and Income, Balanced, High Yield Bond, and Money Market) (the "Portfolios") including the related schedules of portfolios investments, as of December 31, 1999, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the periods indicated herein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 1999, by correspondence with the custodian and brokers, or other appropriate auditing procedures where replies from brokers were not received. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the respective Portfolios constituting Jefferson Pilot Variable Fund, Inc. at December 31, 1999, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended and the financial highlights for each of the periods indicated herein, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Boston, Massachusetts
February 15, 2000

[This page intentionally left blank]

[This page intentionally left blank]

[This page intentionally left blank]

Distributor:
Jefferson Pilot Variable Corporation
One Granite Place
Concord, NH 03301